SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

          Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Science For A Better Life Annual Report 2004

Bayer Group Key Data	Bayer Annual Report 2004

Bayer Group	2003	2004	Change
€ million			in%
Net sales	28,567	29,758	+ 4.2

EBITDA1)	3,616	4,130	+ 14.2

Operating result [EBIT]	(1,119)	1,808	•

Income (loss) before income taxes	(1,994)	985	•

Net income (loss)	(1,361)	603	•

Gross cash flow2)	2,864	3,210	+ 12.1

Net cash flow3)	3,293	2,450	–25.6

Stockholders’ equity	12,213	12,268	+ 0.5

Total assets	37,445	37,804	+ 1.0

Capital expenditures	1,739	1,275	–26.7

Employees at year end	115,400	113,000	– 2.1

Personnel expenses	7,906	7,306	– 7.6

Research and development expenses	2,404	2,107	– 12.4

Bayer AG	2003	2004	Change
			in %
Total dividend payment in € million	365	402	+ 10.1

Dividend per share in €	0.50	0.55	+ 10.0

1)	EBITDA = operating result (EBIT) plus depreciation and amortization

2)	Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions

3)	Net cash flow = cash flow from operating activities according to IAS 7

Ten-Year Financial Summary	Bayer Annual Report 2004

Bayer Group	1995	1996	1997	1998	1999
€ million
Net sales	22,793	24,853	28,124	28,062	27,320

Sales outside Germany	80.5%	82.2%	83.9%	83.6%	84.3%

Sales of foreign consolidated companies	63.4%	65.4%	67.0%	67.5%	68.3%

Operating result [EBIT]	2,102	2,306	3,077	3,155	3,357

Income (loss) before income taxes	2,140	2,282	2,611	2,728	2,836

Income (loss) after taxes	1,238	1,405	1,509	1,615	2,018

Noncurrent assets	9,437	10,689	12,230	13,981	15,614

Intangible assets	488	729	1,051	1,909	2,213

Property, plant and equipment	7,966	8,974	10,307	10,970	11,986

Investments	983	986	872	1,102	1,415

Current assets	13,211	14,593	15,467	15,396	15,665

Inventories	4,762	5,144	5,424	5,781	4,992

Receivables	5,787	7,028	7,588	7,894	7,533

Liquid assets	2,662	2,421	2,455	1,721	3,140

Stockholders’ equity	9,109	10,531	12,009	12,568	15,006

Capital stock of Bayer AG	1,803	1,851	1,867	1,867	1,870

Capital reserves and retained earnings	6,082	7,287	8,638	9,087	11,134

Net income (loss)	1,224	1,393	1,504	1,614	2,002

Minority stockholders’ interest	248	234	223	211	176

Liabilities	13,291	14,517	15,465	16,598	16,097

Provisions	6,923	7,057	7,275	7,271	6,714

Other liabilities	6,368	7,460	8,190	9,327	9,383

Total assets	22,648	25,282	27,697	29,377	31,279

Proportion of total assets

Noncurrent assets	41.7%	42.3%	44.2%	47.6%	49.9%

Current assets	58.3%	57.7%	55.8%	52.4%	50.1%

Stockholders’ equity	40.2%	41.7%	43.4%	42.8%	48.0%

Liabilities	58.7%	57.4%	55.8%	56.5%	51.5%

Financial liabilities	3,205	3,520	3,896	4,730	4,466

– Long-term	1,436	1,615	2,150	2,404	2,359

– Short-term	1,769	1,905	1,746	2,326	2,107

Interest income (expense) – net	6	(44)	(157)	(179)	(196)

Noncurrent assets financed by stockholders’ equity	96.5%	98.5%	98.2%	89.9%	96.1%

Noncurrent assets and inventories financed by stockholders’ equity and long-term liabilities	110.7%	113.4%	114.2%	105.0%	111.5%

Return on sales	9.2%	9.3%	11.0%	12.6%	11.2%

Return on stockholders’ equity	13.7%	14.0%	13.1%	12.9%	14.4%

Gross cash flow1)	2,751	2,959	3,313	3,394	3,192

Capital expenditures for intangible assets, property, plant and equipment	1,620	1,931	2,331	2,703	2,632

Depreciation and amortization	1,184	1,326	1,479	1,521	1,744

Depreciation and amortization in percent of capital expenditures	73.1%	68.7%	63.4%	56.3%	66.3%

Personnel expenses (including pension expenses)	7,477	7,718	7,895	8,106	7,549

Number of employees (year end)	142,900	142,200	144,600	145,100	120,400

Research and development expenses	1,666	1,845	1,983	2,045	2,252

Bayer AG

Income (loss) after taxes/Net income (loss)	592	695	746	1,095	1,076

Allocation to (from) retained earnings	51	66	36	348	127

Total dividend payment	541	629	710	747	949

Dividend per share in €	0.77	0.87	0.97	1.02	1.30

1)	for definition see Bayer Group Key Data on front flap

Ten-Year Financial Summary	Bayer Annual Report 2004

2000	2001	2002	2003	2004	Bayer Group
					€ million
30,971	30,275	29,624	28,567	29,758	Net sales

85.6%	85.5%	86.4%	85.8%	86.3%	Sales outside Germany

69.0%	70.9%	72.2%	73.3%	72.7%	Sales of foreign consolidated companies

3,287	1,676	1,518	(1,119)	1,808	Operating result [EBIT]

2,990	1,115	956	(1,994)	985	Income (loss) before income taxes

1,842	961	1,063	(1,349)	600	Income (loss) after taxes

20,344	21,702	23,513	18,232	16,855	Noncurrent assets

4,843	5,014	8,879	6,514	6,017	Intangible assets

13,345	13,543	12,436	9,937	9,184	Property, plant and equipment

2,156	3,145	2,198	1,781	1,654	Investments

16,107	15,337	16,890	17,673	19,547	Current assets

6,095	5,818	6,342	5,885	6,215	Inventories

9,308	8,748	9,752	8,925	9,733	Receivables

704	771	796	2,863	3,599	Liquid assets

16,140	16,922	15,335	12,213	12,268	Stockholders’ equity

1,870	1,870	1,870	1,870	1,870	Capital stock of Bayer AG

12,454	14,087	12,405	11,704	9,795	Capital reserves and retained earnings

1,816	965	1,060	(1,361)	603	Net income (loss)

237	98	120	123	111	Minority stockholders’ interest

20,074	20,019	23,320	23,013	23,534	Liabilities

7,163	7,172	8,397	8,863	9,368	Provisions

12,911	12,847	14,923	14,150	14,166	Other liabilities

36,451	37,039	41,692	37,445	37,804	Total assets

					Proportion of total assets

55.8%	58.6%	56.4%	48.7%	44.6%	Noncurrent assets

44.2%	41.4%	40.5%	47.2%	51.7%	Current assets

44.3%	45.7%	36.8%	32.6%	32.5%	Stockholders’ equity

55.1%	54.0%	55.9%	61.5%	62.3%	Liabilities

6,665	7,380	10,159	9,426	9,722	Financial liabilities

2,803	3,071	7,318	7,378	7,117	– Long-term

3,862	4,309	2,841	2,048	2,605	– Short-term

(311)	(349)	(449)	(353)	(275)	Interest income (expense) – net

79.3%	78.0%	65.2%	67.0%	72.8%	Noncurrent assets financed by stockholders’ equity

93.0%	93.9%	96.8%	107.1%	112.3%	Noncurrent assets and inventories financed by stockholders’ equity and long-term liabilities

11.2%	5.5%	5.1%	(3.9)%	6.1%	Return on sales

11.7%	5.8%	6.6%	(9.8)%	4.9%	Return on stockholders’ equity

4,164	3,009	2,782	2,864	3,210	Gross cash flow1)

2,647	2,617	2,383	1,739	1,275	Capital expenditures for intangible assets, property, plant and equipment

2,122	2,464	2,814	2,634	2,138	Depreciation and amortization

80.2%	94.2%	118.1%	151.5%	167.7%	Depreciation and amortization in percent of capital expenditures

7,735	7,849	8,176	7,906	7,306	Personnel expenses (including pension expenses)

122,100	116,900	122,600	115,400	113,000	Number of employees (year end)

2,393	2,559	2,588	2,404	2,107	Research and development expenses

					Bayer AG

1,702	657	1,162	(185)	289	Income (loss) after taxes/Net income (loss)

680	0	505	(550)	(113)	Allocation to (from) retained earnings

1,022	657	657	365	402	Total dividend payment

1.40	0.90	0.90	0.50	0.55	Dividend per share in €

Corporate Structure	Bayer Annual Report 2004

Bayer HealthCare

Bayer HealthCare plays a major role in improving the health of people and animals by researching, developing, manufacturing and marketing innovative products for disease prevention, diagnosis and treatment. Bayer HealthCare’s activities are organized in six divisions: Animal Health, Biological Products, Consumer Care, Diabetes Care, Diagnostics and Pharmaceuticals.

Bayer HealthCare	2003	2004	Change
€ million			in %
Net external sales	8,871	8,485	– 4.4

Operating result [EBIT]	365	859	+ 135.3

Gross cash flow	815	962	+ 18.0

Net cash flow	782	1,007	+ 28.8

Capital expenditures	407	320	– 21.4

Operating Result [EBIT]
€ million

Bayer CropScience

Bayer CropScience is a global leader in crop protection and non-agricultural pest control. This company, with its highly effective products, pioneering innovations and keen customer focus, is aiming for further growth in the future. It is organized in three business groups – Crop Protection, Environmental Science and BioScience. Bayer CropScience markets a balanced range of crop protection products and is among the leading suppliers of insecticides, fungicides, herbicides and seed treatments. It has a strong presence in all regions of the world.

Bayer CropScience	2003	2004	Change
€ million			in %
Net external sales	5,764	5,946	+ 3.2

Operating result [EBIT]	342	492	+ 43.9

Gross cash flow	860	893	+ 3.8

Net cash flow	1,165	778	– 33.2

Capital expenditures	413	209	– 49.4

Operating Result [EBIT]
€ million

Corporate Structure	Bayer Annual Report 2004

Bayer MaterialScience

Bayer MaterialScience is a renowned supplier of high-performance materials and innovative system solutions used in a wide range of products for everyday life. Products with leading positions on the world market account for a major share of sales. Principal customers are the automotive and construction industries, the electrical/electronics sector and manufacturers of sports and leisure articles, packaging and medical equipment.

Bayer MaterialScience	2003	2004	Change
€ million			in %
Net external sales	7,453	8,597	+ 15.3

Operating result [EBIT]	(397)	641	•

Gross cash flow	935	884	– 5.5

Net cash flow	1,113	498	– 55.3

Capital expenditures	464	332	– 28.4

Operating Result [EBIT]
€ million

Bayer

Strategic management in the Bayer Group is kept separate from everyday business operations. The subgroups and service companies operate independently under the guidance of the management holding company Bayer AG, which defines common values, goals and strategies for the whole enterprise and is headed by the four-member Group Management Board. The Corporate Center supports the Group Management Board in its tasks and also performs certain common functions for the subgroups.

Bayer Business Services

Bayer Business Services is the Bayer Group’s competence center for IT-based business, administrative and scientific services. From consulting through the development of technical solutions and systems operation to the handling of entire corporate processes, Bayer Business Services offers integrated single-source services in the fields of finance, accounting, procurement, human resources, logistics, information technology, science, pensions and law. Subsidiaries also provide travel and media services.

Bayer Technology Services

Bayer Technology Services, the technological backbone of the Bayer Group, is engaged in process development and in process and plant engineering, construction and optimization. This company also develops innovative technology platforms that contribute substantially to the efficiency of Bayer’s operating units. Bayer Technology Services offers integrated solutions along the life cycles of facilities, processes and products.

Bayer Industry Services

Bayer Industry Services is the operator of Germany’s largest chemical park, with sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel covering a total area of 17 square kilometers. The company provides the foundation for the smooth operation of facilities at these sites, offering both internal and external clients a customized service portfolio ranging from technology through environmental protection, waste management, utility supply, infrastructure, safety and analytics to vocational training and continuing education courses. Bayer Industry Services also markets available land and buildings to companies interested in setting up operations within the chemical park.

Bayer Annual Report 2004	Credo 1

Working to Create Value through Innovation, Growth and Improved Earning Power

Bayer is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Our products and services are designed to benefit people and improve their quality of life. At the same time we want to create value through innovation, growth and improved earning power.

We already successfully reorganized the Bayer Group and further streamlined our portfolio to create a new Bayer that is focused on its corporate strengths, its customers and the markets of the future. To help us achieve this goal, we then carried out a strategic realignment in order to concentrate in future on three high-potential, agile sub-groups with largely independent operations: HealthCare, CropScience and MaterialScience, supported by three service companies. Our operating companies give us the access we need to the growth markets of the future.

As an inventor company, we plan to continue setting trends in research-intensive areas. Innovations are the foundation for our competitiveness and our corporate growth, and thus for our success in the future.

We believe our technical and commercial expertise entails a duty to contribute to sustainable development – a principle we wholeheartedly endorse, mindful of its social, ethical and environmental elements. In awareness of our responsibilities as a corporate citizen, we define economy, ecology and social commitment as objectives of equal rank.

We seek to retain society’s confidence through performance, flexibility and open communication as we work in pursuit of our overriding corporate goals: to steadily create corporate value and generate high value-added for the benefit of our stockholders, our employees and the community in every country in which we operate.

Contents · Bayer Annual Report 2004

4	Chairman’s Letter
8	Board of Management

	Management Report
12	Overview of Sales, Earnings	26	Earnings Performance	36	Risk Management
	and Financial Position	27	Asset and Capital Structure	41	Subsequent Events
14	Operating Environment 2004	29	Value-Added	42	Future Perspectives
14	Performance by Subgroup	29	Proposal for Distribution of the Profit	42	Economic Outlook
22	Performance by Region	29	Employees	42	Business Strategy
23	Value Management	30	Procurement and Distribution	44	Financial Strategy
24	Liquidity and Capital Resources	32	Research and Development	45	Objectives for 2005

48	Investor Information
52	Corporate Governance

60	Sustainable Development
62	Corporate Social Responsibility

65	Consolidated Financial Statements of the Bayer Group
138	Report of the Supervisory Board

142	Mission Statement:		Further Information
	Bayer: Science	148	Bayer News Highlights 2004/2005
	For A Better Life	152	Governance Bodies
143	Our Future – Our Goals	154	Organization Chart
144	Our Strategy	155	Glossary
147	Our Values	158	Index

4 Chairman’s Letter

“Our realignment is clearly successful”

Dear Stockholders:

I am pleased to report that 2004 was a successful year in terms of both our business performance and the Group’s strategic realignment.

Earnings moved ahead substantially. While the general economic backdrop was indeed favorable, this increase in profitability is still a remarkable achievement considering the challenges presented by the strength of the euro and the sharp rise in raw material costs.

The upward trend is reflected in our core business data for 2004:

•	Sales up 4 percent to €29.8 billion

•	Underlying EBIT up 53 percent to €2.24 billion

•	Net income up to €603 million

•	CFROI up 1.8 points to 9.9 percent

We thus exceeded our targets for sales and earnings.

I believe we can be satisfied with the advances made so far toward achieving the ambitious profitability goals we set ourselves for 2006.

We can also be satisfied with the major progress we made in 2004 with our strategic reorganization. We repositioned the Bayer Group, aligning it toward innovation and growth and thus laying the foundation for a sustained improvement in earning power.

Here, of course, I am thinking primarily of the spin-off of our chemicals activities and one third of our polymers business into LANXESS, which was accomplished in less than 15 months. With the successful stock-market listing of LANXESS, we have largely completed the comprehensive realignment of the Bayer Group, a process that took about three years in all.

Chairman’s Letter	Bayer Annual Report 2004 5

Bayer now has a new face. We are heading into the future with our three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience, supported by competent service companies. Our strategy is thus clearly defined.

We will now concentrate our financial resources and management expertise on the development and expansion of these businesses.

We have also made good progress with the refocus of Bayer HealthCare, aligning its Pharmaceuticals Division as a mid-sized European supplier without neglecting the important markets of North America, Asia and Latin America. Last year we formed a strategic alliance in the United States with Schering-Plough and thus strengthened the basis for our specialties business. Our pharmaceutical research activities will focus in the future on cardiovascular risk management – including diabetes – and cancer. With 2,200 highly skilled employees at two research centers and with excellent technology platforms, we have a wealth of expertise at our disposal. We are confident that concentrating on these areas will allow us to sustainably increase the productivity of our pharmaceutical R&D.

We have high hopes for two promising candidates in our research pipeline: one is a cancer drug that is currently undergoing phase III clinical testing and is expected to be launched next year. The other is our Factor Xa inhibitor for the prevention and therapy of thrombosis, which is currently in phase II clinical studies. We believe this substance could achieve annual sales of €1 billion if the trials continue to be successful. We also plan to strengthen our business through external growth options such as in-licensing.

6   Chairman’s Letter

I am convinced that this strategy is the right one to guide our pharmaceuticals business to success in the future.

Apart from Pharmaceuticals, we have also strengthened our other HealthCare divisions. Our acquisition of the Roche OTC business has made Consumer Care one of the world’s top three suppliers of non-prescription medicines and brought us a step closer to our goal of attaining the number one position in this market.

We also hold strong to very strong positions worldwide in Diabetes Care, Diagnostics and Animal Health. The same applies to our Biological Products Division following the divestiture of the blood plasma business.

Our CropScience subgroup turned in a very pleasing performance in 2004, achieving its goal of becoming the world market leader in the crop protection sector. This underscores the excellent strategic positions we hold with our herbicides, insecticides, fungicides, seed treatments and Environmental Science products. In BioScience, both our conventional seed business and our genetically improved canola and cotton seed are on course for expansion. With an annual R&D budget of nearly €100 million, this area is a major focus of our investment. The innovative potential of Bayer CropScience is expressed by a well-stocked pipeline and a sales target of more than €1 billion a year from new products by 2006.

Our MaterialScience subgroup is among the global leaders in the fields of polyurethanes, polycarbonates and coating raw materials. We will continue to systematically expand in these promising areas, too, focusing primarily on the rapidly growing Chinese market. In the Shanghai region alone, we are currently building or planning several new production facilities for which we have scheduled capital expenditures totaling US$ 1.8 billion over the next five years. New areas of application, such as automotive glazing or self-healing automotive coatings, also offer exciting prospects. With new products currently accounting for some 20 percent of sales, we believe there is significant further potential here.

Following the extensive realignment of the Bayer Group, we clearly have a high-quality portfolio. Now our efforts are focused above all on reaching our goal of a benchmark performance in all areas. With savings in the region of €2.2 billion in the past three years – €1 billion of which was achieved in 2004 alone – the foundations for this have been laid.

Yet despite our emphasis on profitability, it is important to me personally that our business strategy embraces responsible corporate governance and thoroughly ethical conduct. We have therefore included a definition of our values as a key element in our new mission statement, which is reproduced in full in this Annual Report.

In keeping with our principles, we responded quickly and informally to the tsunami disaster in South and Southeast Asia with donations of money and, above all, medicines worth a total of about €13 million. I would particularly like to thank our approximately 5,700 employees in the region, who fortunately came to no harm. These employees aided their fellow citizens by giving money and also assisting directly with relief work in the devastated areas. And I would also like to thank the many Bayer employees around the world who made donations to help ease the suffering of the flood victims.

Chairman’s Letter	Bayer Annual Report 2004 7

We have now set Bayer on a new course. I promised you that we would have tangible success to show for our reorganization process in 2004 – and I am glad I could keep my promise.

I find it particularly encouraging that our efforts have been reflected in the price of Bayer stock. First, we did better than the DAX in 2004, with a performance of nearly 10 percent over the year. Then, in early 2005, Bayer and LANXESS stock together outperformed the DAX by more than seven percentage points in the first ten days of trading after the spin-off of LANXESS. Bayer stock has now reached its highest level since mid-2002.

Of course we want you, our stockholders, to benefit from our commercial success. We therefore propose to raise the dividend for 2004 by 10 percent to €0.55. This gives a payout of about two thirds of net income for the year, underlining our confidence in the future earnings capability of the realigned Bayer Group.

On behalf of the entire Board of Management, I would like to express my special thanks to our employees, who all pulled together during the realignment process and now have a tremendous achievement to their credit. Their skills, their experience and their hard work are instrumental to the future success of the enterprise. The spin-off paves the way for a bright future not just for Bayer, but also for LANXESS. We wish our former colleagues at LANXESS the best of success.

Following my review of 2004, let me now touch on our plans for the coming year.

We anticipate a further improvement in the Bayer Group’s operating performance. Provided that current business conditions do not worsen, we expect the underlying operating result from continuing operations to grow by around 20 percent.

I and my colleagues on the Board of Management thank you for the trust you have placed in Bayer. We will remain dedicated to the successful course we have embarked upon. In line with our new mission statement and the slogan “Bayer: Science For A Better Life”, we are committed to sustainably improving people’s quality of life through our products, now and in the future – in the interests of the company and of society at large.

Sincerely,

/s/ Werner Wenning

8 Board of Management	Bayer Annual Report 2004

Board of Management	Bayer Annual Report 2004 9

WERNER WENNING

Born in 1946, Werner Wenning joined Bayer AG in 1966 as a commercial trainee. He held a number of positions with Bayer in Germany and abroad, serving as Managing Director of Bayer subsidiaries in Peru and Spain and later as Head of the Corporate Planning and Controlling Division. Wenning was appointed to the Bayer AG Board of Management in 1997 and has been its Chairman since April 2002.

DR. RICHARD POTT

Born in 1953, Richard Pott studied physics at the University of Cologne, Germany, where he also obtained his doctorate. In 1984 he joined Bayer AG’s Central Research Division. After holding various positions in the Corporate Staff Division he became Head of the former Specialty Products Business Group in 1999. Pott became a member of the Bayer AG Board of Management in May 2002. He is the company’s Labor Director and is responsible for Strategy and Human Resources and the North, Central and South America regions.

KLAUS KÜHN

Born in 1952, Klaus Kühn studied mathematics and physics at the Technical University of Berlin, Germany, gaining a mathematics degree in 1978. He came to Bayer in 1998 as Head of the Finance Section. Shortly afterwards he was appointed Head of the Group Finance Division. Kühn joined the Bayer AG Board of Management in May 2002 as Chief Financial Officer. He is also responsible for the Europe, Africa and Middle East regions.

DR. UDO OELS

Born in 1944, Udo Oels studied chemistry at the Technical University of Hanover, Germany. He joined Bayer AG as a research chemist in 1976 and held a number of positions with Bayer in Germany and abroad. He was polycarbonate production manager in Baytown, Texas, and Head of Research and later General Manager of what was then the Organic Chemicals Business Group. Oels was appointed to the Bayer AG Board of Management in 1996. He is responsible for Innovation, Technology and Environment as well as the Asia region.

Bayer Annual Report 2004

Management Report

→	Overview of Sales, Earnings and Financial Position

→	Operating Environment 2004

→	Performance by Subgroup

→	Performance by Region

→	Value Management

→	Liquidity and Capital Resources

→	Earnings Performance

→	Asset and Capital Structure

→	Value-Added

→	Proposal for Distribution of the Profit

→	Employees

→	Procurement and Distribution

→	Research and Development

→	Risk Management

→	Subsequent Events

→	Future Perspectives

→ Economic Outlook

→ Business Strategy

→ Financial Strategy

→ Objectives for 2005

12 Management Report	Bayer Annual Report 2004

Bayer on the road to success: Encouraging growth in sales and earnings

•	Currency- and portfolio-adjusted sales rise by 9 percent

•	EBIT before special items up 53 percent to €2.2 billion

•	Bayer Group strategically realigned

•	Further substantial improvement in operating performance expected in 2005

Overview of Sales, Earnings and Financial Position

Bayer had a successful year in 2004. We exceeded our earnings and sales targets and at the same time realigned the Group for the future. The stock-market listing of LANXESS on January 31, 2005 was very well received by the capital market. Based on the average price of LANXESS shares in the first ten days of trading, the spin-off caused the value of Bayer stockholders’ investments to grow by a good 7 percentage points more than the German stock index DAX over the same period, adding €1.4 billion in combined market capitalization. We also made good progress with the restructuring of our HealthCare portfolio.

Change in Sales	2003	2004
Total	-4%	+4%

Volumes	+5%	+8%

Prices	0%	+1%

Exchange rates	-9%	-4%

Portfolio changes	0%	-1%

We greatly strengthened our consumer health activities through the acquisition of Roche’s over-the-counter (OTC) business, which was largely completed in January 2005. In addition, we optimized our sales structures in the United States by forming a strategic alliance with U.S.-based Schering-Plough, at the same time strengthening the basis for our specialties business. In December 2004 — as announced — we reached an agreement to sell the blood plasma business to a group of U.S. investors.

Quarterly Sales by Subgroup in 2004

€ million

The economic background was favorable in 2004, and we saw a gratifying increase in demand for our products, particularly in the industrial businesses. Sales increased by 4.2 percent to €29,758 million (2003: €28,567 million). Adjusted for the effects of currency translations and portfolio changes, sales rose by 9.1 percent.

Management Report	Bayer Annual Report 2004 13

The overall growth in business is even more gratifying in view of the decline in sales of our Cipro® anti-infective following the expiration of its U.S. patent and considerable adverse shifts in exchange rates. Sales expanded even faster in the fourth quarter, advancing by 8.8 percent to €7,748 million, with the currency- and portfolio-adjusted figure rising by 12.4 percent.

The upward trend in business was also reflected in earnings growth, to which all subgroups contributed significantly.

Before special items, EBIT increased by 53.1 percent to €2,244 million and EBITDA by 9.1 percent to €4,494 million. EBIT for the fourth quarter came in at €374 million – also well ahead of the €42 million for the same period of the previous year.

The growth in underlying EBIT in 2004 was mainly the result of a marked recovery in business and our efforts to reduce costs and increase efficiency. These factors more than offset the sharp rise in raw material prices, negative currency effects and lower earnings from Cipro®. Lower depreciation and amortization also boosted income. Changes in obligations relating to the payment of employees’ post-retirement health care costs in the United States increased EBIT by €121 million.

There were, however, various special items in 2004 that had a net effect of minus €436 million (2003: minus €2,585 million). Chief among the special charges were litigation-related expenses (€160 million), charges for the stock-market listing of LANXESS (€77 million), losses on the sale of the plasma business (€71 million), restructuring charges in Pharmaceuticals (€24 million) and an allocation to environmental protection provisions for LANXESS (€40 million). Positive special items comprised mainly a €39 million one-time gain from the sale of a license by Bayer HealthCare. Special items in the previous year consisted largely of €1,927 million in impairment losses and valuation adjustments related to the portfolio realignment and changes in economic conditions.

EBIT after special items in 2004 amounted to €1,808 million (2003: minus €1,119 million). EBITDA improved by 14.2 percent to €4,130 million. The non-operating result amounted to minus €823 million (2003: minus €875 million), yielding pre-tax income of €985 million (2003: minus €1,994 million). After taxes of €385 million and minority stockholders’ interest, the Bayer Group had net income of €603 million (2003: minus €1,361 million).

Business also developed well in the fourth quarter, with EBIT improving to €220 million (Q4 2003: minus €2,732 million). Fourth-quarter EBIT before special items rose to €374 million (Q4 2003: €42 million). Taking into account an improved non-operating result of minus €198 million, net income for the fourth quarter was €41 million (Q4 2003: minus €1,952 million).

The improvement in earnings in 2004 was also reflected in the gross cash flow, which climbed by 12.1 percent to €3,210 million (2003: €2,864 million). The considerably higher sales in the industrial businesses and Bayer CropScience, along with the sharp rise in raw material costs, led to an increase in working capital. Net cash flow thus fell by 25.6 percent to €2,450 million (2003: €3,293 million). Despite payments totaling €0.4 billion already made in 2004 in connection with the acquisition of the Roche OTC business, we achieved a further reduction in net debt, to €5.4 billion.

14 Management Report	Bayer Annual Report 2004

Operating Environment in 2004

The global economy showed a marked improvement in 2004, expanding by around 4 percent, the principal growth engines being the United States and China. Over the course of the year, the economy slowed due to the sharp rise in oil prices and weaker economic policy impulses. The economy nevertheless remained on an expansionary course, especially as the situation on the crude oil markets eased somewhat in the fall.

Economic development in the euro zone was comparatively restrained in 2004. The economy was buoyed primarily by foreign demand, while domestic demand picked up only slowly during the year. The recovery in Germany continued thanks to strong export demand, but began to run out of steam in the second half as the global economy slowed, there being little stimulus from private consumption.

The U.S. economy continued to expand in 2004. Growth decelerated as time went on, but picked up again slightly toward the end of the year. The positive trend was supported by a sustained high level of private consumption and corporate investment, while the firm recovery on the employment market boosted overall consumer confidence.

The rapid pace of growth in the Asia-Pacific region as a whole slowed somewhat during the year due to constrained foreign demand, with widely divergent trends especially in the important markets of China and Japan. In China, higher oil prices and policy measures aimed at cooling the economy have so far done little to slow the boom. By contrast, the upswing in Japan has leveled off since the summer. Both exports, which suffered from the appreciation of the yen, and domestic demand have weakened despite adherence to an expansionary monetary policy.

The economy in Latin America grew strongly in 2004, although the outlook became somewhat less bright toward the end of the year. The robust growth in this region–due more than anything to high raw material prices – was aided by industrial exports, which benefited from global economic expansion, and by historically low interest rates.

Performance by Subgroup

In 2004 our business activities were grouped together in the Bayer HealthCare, Bayer CropScience, Bayer MaterialScience and LANXESS subgroups, comprising the following reporting segments:

Subgroup	Segments
Bayer HealthCare	Pharmaceuticals, Biological Products; Consumer Care, Diagnostics; Animal Health

Bayer CropScience	CropScience

Bayer MaterialScience	Materials;
Systems

LANXESS	LANXESS

Bayer HealthCare

Sales of the Bayer HealthCare subgroup declined by 4.4 percent to €8,485 million due to the genericization of Cipro® in the United States and to adverse currency effects. Currency- and portfolio-adjusted sales edged up by 0.8 percent year on year. EBIT more than doubled, to €859 million. However, the previous year’s figure contained extensive special charges for Lipobay/Baycol and substantial asset write-downs in the plasma business. Before special items, EBIT improved by 14.3 percent to €1,037 million. Gross cash flow climbed by 18.0 percent to €962 million. A decrease in working capital boosted net cash flow by 28.8 percent to €1,007 million.

Management Report	Bayer Annual Report 2004 15

Bayer HealthCare	2003	2004	Change
€ million			in %
Sales	8,871	8,485	- 4.4

of which discontinuing operations	613	660

EBITDA*	1,252	1,341	+7.1

of which discontinuing operations	(122)	(10)

Operating result [EBIT]	365	859	+135.3

of which discontinuing operations	(349)	(56)

of which special items	(542)	(178)

Gross cash flow*	815	962	+18.0

of which discontinuing operations	(122)	60

Net cash flow*	782	1,007	+28.8

of which discontinuing operations	(98)	(16)

* for definition see Bayer Group Key Data on front flap

Best-Selling Bayer HealthCare Products	2004	Change	Change
			in local currencies
€ million		%	%
Ciprobay®/Cipro® (Pharmaceuticals)	837	- 40.7	- 38.1

Adalat® (Pharmaceuticals)	670	- 0.9	+1.9

Ascensia® product line (Diabetes Care)	627	+8.5	+9.7

Aspirin® (Consumer Care/Pharmaceuticals)	615	+7.1	+11.7

Kogenate® (Biological Products)	563	+13.3	+15.9

ADVIA Centaur® system (Diagnostics)	441	+14.0	+19.1

Gamimune® N/Gamunex® (Biological Products)	343	+12.8	+21.1

Avalox®/Avelox® (Pharmaceuticals)	318	+6.4	+12.4

Glucobay® (Pharmaceuticals)	278	+1.8	+5.9

Advantage®/Advantix® (Animal Health)	206	+5.1	+12.2

Levitra® (Pharmaceuticals)	193	+34.0	+40.3

Trasylol® (Pharmaceuticals)	171	+8.9	+17.2

Prolastin® (Biological Products)	166	0.0	+7.2

Baytril® (Animal Health)	160	- 5.9	- 0.6

Canesten® (Consumer Care)	140	+3.7	+6.7

Total	5,728	- 4.0	- 0.1

Proportion of Bayer HealthCare sales	68%

16 Management Report	Bayer Annual Report 2004

Pharmaceuticals, Biological Products	2003	2004	Change
€ million			in %
Sales	4,745	4,388	- 7.5

of which discontinuing operations	613	660

Pharmaceuticals	3,635	3,166	- 12.9

Biological Products	1,110	1,222	+10.1

EBITDA*	147	522	•

of which discontinuing operations	(122)	(10)

Operating result [EBIT]	(408)	302	•

of which discontinuing operations	(349)	(56)

of which special items	(832)	(148)

Gross cash flow*	23	405	•

of which discontinuing operations	(122)	60

Net cash flow*	(163)	215	•

of which discontinuing operations	(98)	(16)

* for definition see Bayer Group Key Data on front flap

Pharmaceuticals, Biological Products

Sales of our Pharmaceuticals, Biological Products segment receded by €357 million, or 7.5 percent, to €4,388 million.

Sales of the Pharmaceuticals Division were down by €469 million, or 12.9 percent, to €3,166 million, and by 9.2 percent before currency translations. This was mostly due to the expiration of our U.S. patent for the anti-infective Cipro®. Total sales of Ciprobay®/Cipro® (active ingredient: ciprofloxacin) fell by €574 million, or 40.7 percent, year on year. Our once-daily formulation Cipro® XR had gained a 14 percent share of ciprofloxacin prescriptions in the United States by year end. As part of the realignment of our pharmaceuticals business, we signed an extensive cooperation agreement in September 2004 under which Schering-Plough now markets and distributes certain of our primary care products in return for sales-dependent license payments. As expected, our sales declined as a result.

Sales of our erectile dysfunction treatment Levitra® rose by €49 million, or 34.0 percent (currency-adjusted: 40.3 percent), to €193 million, though this was a smaller increase than we had anticipated. Levitra® has now been registered in all the major countries. By year end the product had gained a roughly 11 percent global market share and a 10 percent share in the United States, the most important market.

Sales of our respiratory antibiotic Avalox®/Avelox® continued to advance in a highly competitive environment, increasing by 6.4 percent (currency-adjusted: 12.4 percent) to €318 million. Despite keen generic competition, sales of our antihypertensive drug Adalat® remained steady year on year. Further growth was achieved by Aspirin® Cardio (heart attack and stroke prophylaxis), Trasylol® (used in open-heart surgery) and Glucobay® (diabetes).

We received positive clinical study results both for our developmental product Bay 43-9006 to treat advanced renal cell carcinoma and for our Factor Xa inhibitor for the prevention and treatment of thromboembolic disorders. We discontinued clinical trials for two phase II developmental products, taxane and repinotan, as the results did not meet our target profiles.

Sales of the Biological Products Division rose by 10.1 percent to €1,222 million (currency-adjusted: 15.5 percent). Both our hemophilia drug Kogenate® and the plasma products contributed to this positive performance. Kogenate® grew sales primarily in Europe, posting a considerable increase in volumes. The plasma business developed very well in North America due to new product launches (Gamunex®), but receded in Japan due to fierce competition and regulatory changes.

Management Report	Bayer Annual Report 2004 17

EBIT of the Pharmaceuticals, Biological Products segment improved from minus €408 million to €302 million. Before special items, EBIT rose by 6.1 percent to €450 million. The decline in EBIT of the Pharmaceuticals Division due to the expiration of our U.S. patent for Cipro® was more than offset by the higher sales of the Biological Products Division and further cost savings achieved. Special items in 2004 came to minus €148 million on aggregate, including a €71 million loss on the sale of the plasma business, further charges of €47 million for Lipobay/Baycol, total restructuring charges of €69 million in connection with the Schering-Plough alliance and the realignment of our pharmaceutical research, and €39 million in gains from the sale of a license to Alcon. In connection with the divestment of our plasma business and the related transfer of employees, we expect to book a gain of around €20 million in 2005 from the curtailment of pension plans. In addition, we will realize the operating result of the plasma business prior to closing of the transaction. Special items in the previous year mainly comprised expenses relating to the divestment of the plasma business and for accounting measures concerning Lipobay/Baycol.

Consumer Care, Diagnostics

Sales in the Consumer Care, Diagnostics segment dipped by €25 million, or 0.7 percent, to €3,311 million. Currency-adjusted sales grew by 4.6 percent.

Sales of the Consumer Care Division moved back by 4.8 percent to €1,336 million, but advanced by 3.2 percent when adjusted for portfolio effects related to the household insecticides divestiture and for shifts in currency parities. Business in Europe, particularly Italy, Germany and the United Kingdom, continued to expand thanks to the launch of new products such as Aspirin® Complex. In Latin America, Aspirin® sales were encouraging. By contrast, our OTC business in North America was level with the previous year.

Sales of blood glucose monitoring systems offered by our Diabetes Care Division grew by 4.5 percent to €653 million, and by 9.5 percent in local currencies. Particularly successful were the Ascensia® BREEZE and Ascensia® CONTOUR/MICROFILL test systems launched in 2003. Diabetes Care thus has the most extensive product range of any supplier worldwide. We achieved double-digit growth rates in important markets such as the United States, Germany, Spain and the United Kingdom.

The Diagnostics Division grew sales by 1.1 percent to €1,322 million, and by 5.7 percent before currency translation, with all business units and all regions contributing to the increase. We posted double-digit growth rates in some countries, particularly in Latin America and Asia-Pacific. Complementing the existing product line was the new ADVIA® 1200 system.

EBIT of the Consumer Care, Diagnostics segment dropped by €201 million to €400 million. Before special items, however – mainly litigation-related charges and expenses for the integration of the Roche OTC business – EBIT for the segment increased considerably to €430 million (plus 29.1 percent). This earnings growth was due particularly to the sales increases in the Diabetes Care and Diagnostics divisions and to cost savings achieved. The principal special item in the previous year was the income from the sale of the household insecticides business.

Consumer Care, Diagnostics	2003	2004	Change
€ million			in %
Sales	3,336	3,311	- 0.7

Consumer Care	1,403	1,336	- 4.8

Diagnostics**	1,308	1,322	+ 1.1

Diabetes Care**	625	653	+ 4.5

EBITDA*	901	639	- 29.1

Operating result [EBIT]	601	400	- 33.4

of which special items	268	(30)

Gross cash flow*	648	448	- 30.9

Net cash flow*	719	667	- 7.2

  * for definition see Bayer Group Key Data on front flap
** Diagnostics (formerly Professional Testing Systems) / Diabetes Care (formerly Self Testing Systems)

18 Management Report	Bayer Annual Report 2004

Animal Health	2003	2004	Change
€ million			in %
Sales	790	786	- 0.5

EBITDA*	204	180	- 11.8

Operating result [EBIT]	172	157	- 8.7

of which special items	22	0

Gross cash flow*	144	109	- 24.3

Net cash flow*	226	125	- 44.7

* for definition see Bayer Group Key Data on front flap

Animal Health

Sales of the Animal Health segment dipped by €4 million to €786 million, but advanced by 4.5 percent in local currencies. All regions contributed to this growth. Notable success was achieved with the launch of our antiparasitic Advantix® in Italy and with our Advantage® and Baytril® businesses in the United States.

EBIT of the Animal Health segment fell by €15 million to €157 million. Adjusted for the previous year’s one-time gains from the sale of product rights, EBIT grew by 4.6 percent in 2004.

Bayer CropScience

Our Bayer CropScience subgroup grew sales by 3.2 percent to €5,946 million in 2004. Currency- and portfolio-adjusted sales rose by 8.4 percent. Fourth-quarter sales rose by 2.6 percent year on year, to €1,448 million. This sales growth helped Bayer CropScience to improve its market position in 2004, and it is now the global number one in the industry.

Sales of the Crop Protection Business Group increased by 3.2 percent year on year to €4,957 million.

In the Insecticides business unit, sales remained steady at €1,378 million, advancing by 5.5 percent in local currencies. Our Confidor®/Gaucho®/Admire®/Merit® product group achieved sales of €603 million due mainly to increased use in cotton, vegetables and soy-beans in the United States and Brazil. Envidor®, which we introduced in 2003 for use in perennial crops, continued to perform very well in its second year on the market.

Sales of the Fungicides business unit increased by €109 million, or 9.3 percent, to €1,277 million, thanks largely to strong gains for our top fungicides Folicur® and Flint®. The growth in sales, particularly in the first and fourth quarters, resulted mainly from the efforts to combat against Asian rust in Brazil. Sales of our broad-spectrum fungicide Folicur® climbed again by 30.5 percent in 2004, to €411 million, mainly on account of its

Bayer CropScience	2003	2004	Change
€ million			in %
Sales	5,764	5,946	+ 3.2

Crop Protection	4,801	4,957	+ 3.2

Insecticides	1,376	1,378	+ 0.1

Fungicides	1,168	1,277	+ 9.3

Herbicides	1,848	1,855	+ 0.4

Seed Treatment	409	447	+ 9.3

Environmental Science	692	678	- 2.0

BioScience	271	311	+ 14.8

EBITDA*	1,091	1,219	+ 11.7

Operating result [EBIT]	342	492	+ 43.9

of which special items	(81)	(30)

Gross cash flow*	860	893	+ 3.8

Net cash flow*	1,165	778	- 33.2

* for definition see Bayer Group Key Data on front flap

Management Report	Bayer Annual Report 2004 19

Best-Selling Bayer CropScience Products	2004	Change	Change
			in local currencies
€ million		in %	in %
Confidor®/Gaucho® /Admire®/Merit® (Ins./Seed T./ES)	603	+ 2.2	+ 6.6

Folicur®/Raxil® (Fungicides/Seed Treatment)	411	+ 30.5	+ 34.9

Flint®/Stratego® /Sphere® (Fungicides)	240	+ 20.0	+ 25.0

Puma® (Herbicides)	227	+ 0.4	+ 4.9

Basta®/Liberty® (Herbicides)	197	+ 23.9	+ 28.3

Decis®/K-Othrine® (Insecticides/Environmental Science)	172	+ 8.2	+ 12.6

Betanal® (Herbicides)	144	+ 0.7	+ 3.5

Fenikan® (Herbicides)	118	+ 2.6	+ 2.6

Temik® (Insecticides)	109	+ 21.1	+ 28.9

Aliette® (Fungicides)	99	- 7.5	- 4.7

Total	2,320	+ 10.3	+ 14.4

Proportion of Bayer CropScience sales	39%

increasing use to control the cereal disease fusarium. Business with Flint® grew by 20.0 percent to €240 million, although market conditions in western Europe remained difficult. Sales of our Sphere® and Stratego® formulations for soybeans rose strongly in Brazil and Argentina. We also increased sales in many other countries and crops. In addition we had major success with the launch of our new Proline® range of cereal fungicides in Germany.

Business in the Herbicides unit edged up by 0.4 percent to €1,855 million despite a difficult market environment. A key factor in this growth was our successful portfolio of herbicides for the important cereal, sugar beet and rice markets, as well as for herbicide-tolerant crops such as canola. Sales of Basta®/Liberty® improved by 23.9 percent to €197 million. Our recently launched product Atlantis® had a very successful year thanks to its consistently high efficacy against grass weeds in cereal crops. Atlantis® is an important element of our strategy for rejuvenating our portfolio.

The 9.3 percent growth in sales of seed treatment products was attributable not only to the acquisition of Crompton Corporation’s 50 percent interest in Gustafson, but also to a substantial increase in sales of our successful new seed treatment Poncho®.

Sales of the Environmental Science Business Group receded by 2.0 percent to €678 million, but grew by 3.2 percent before translation.

In the BioScience Business Group, sales climbed by 14.8 percent year on year to €311 million. The main contributors to this increase were InVigor® (canola seed) and FiberMax® (cotton seed), both with sales growth exceeding 50 percent. Business in vegetable seeds was also well above the previous year.

Despite negative currency effects, EBIT of Bayer CropScience showed a pleasing 43.9 percent improvement from €342 million to €492 million. This earnings performance was attributable both to business expansion and to strict cost management. Charges for restructuring were significantly lower than in the previous year. EBIT before special items improved by €99 million, or 23.4 percent, to €522 million. Net cash flow fell by 33.2 percent to €778 million because of an increase in working capital – particularly inventories and trade accounts receivable – related to the growth in business.

20 Management Report	Bayer Annual Report 2004

Bayer MaterialScience	2003	2004	Change
€ million			in %
Sales	7,453	8,597	+ 15.3

EBITDA*	980	1,216	+ 24.1

Operating result [EBIT]	(397)	641	•

of which special items	(744)	(27)

Gross cash flow*	935	884	- 5.5

Net cash flow*	1,113	498	- 55.3

* for definition see Bayer Group Key Data on front flap

Bayer MaterialScience

Sales of our Bayer MaterialScience subgroup moved ahead strongly in 2004, increasing by €1,144 million, or 15.3 percent, to €8,597 million; currency- and portfolio-adjusted sales climbed by 21.0 percent. This growth was rooted largely in the economic recovery in Asia-Pacific and Latin America and strong demand in North America. EBIT of the subgroup improved by more than €1 billion to €641 million, the previous year’s figure having contained substantial asset impairment charges. Before special items, EBIT rose by €321 million, or 92.5 percent, to €668 million. This very gratifying performance stemmed mainly from improved profitability in the polycarbonates and polyurethanes businesses. As the year progressed, we were increasingly able to raise prices to offset the sharp rise in raw material costs. The strong uptrend in business led to an increase in inventories and trade accounts receivable, causing net cash flow to recede by 55.3 percent to €498 million.

Materials

Sales in the Materials segment were well ahead of the previous year, rising by €471 million, or 17.0 percent, to €3,248 million; currency-adjusted sales increased by 22.1 percent. The Polycarbonates business unit and H.C. Starck were instrumental in this favorable performance, with persistently high demand from the plastics and electronics industries allowing both units to achieve price and volume increases. Currency-adjusted sales of the Polycarbonates business unit grew by 42.0 percent in Asia-Pacific due to heavy demand, particularly in China. Sales of H.C. Starck rose significantly, especially in Europe.

EBIT of the Materials segment jumped from €58 million to €293 million in 2004. If the previous year’s figure is adjusted for special items, the underlying increase comes to €206 million. This was chiefly due to growth in demand and the resulting improvements in capacity utilization. Moreover, we were able to pass on a large part of the substantially increased raw material costs from the third quarter onward.

Materials	2003	2004	Change
€ million			in %
Sales	2,777	3,248	+ 17.0

Polycarbonates	1,713	2,035	+ 18.8

Thermoplastic Polyurethanes	177	182	+ 2.8

Wolff Walsrode	323	328	+ 1.5

H.C. Starck	564	703	+ 24.6

EBITDA*	327	542	+ 65.7

Operating result [EBIT]	58	293	•

of which special items	(29)	0

Gross cash flow*	312	400	+ 28.2

Net cash flow*	332	209	- 37.0

* for definition see Bayer Group Key Data on front flap

Management Report	Bayer Annual Report 2004 21

Systems	2003	2004	Change
€ million			in %
Sales	4,676	5,349	+ 14.4

Polyurethanes	3,228	3,872	+ 20.0

Coatings, Adhesives, Sealants	1,191	1,237	+ 3.9

Inorganic Basic Chemicals	218	218	0.0

Other	39	22	- 43.6

EBITDA*	653	674	+ 3.2

Operating result [EBIT]	(455)	348	•

of which special items	(715)	(27)

Gross cash flow*	623	484	- 22.3

Net cash flow*	781	289	- 63.0

* for definition see Bayer Group Key Data on front flap

Systems

In the Systems segment, sales amounted to €5,349 million, up by €673 million or 14.4 percent from the previous year. On a currency-adjusted basis, business expanded by 18.8 percent. Continuing strong demand, particularly in Asia-Pacific, and price increases in the second half of the year helped sales of the Polyurethanes business unit to grow by 20.0 percent to €3,872 million. This included sales of raw materials, mainly styrene, manufactured in a new propylene oxide facility that was not in operation in the previous year. Sales of the Coatings, Adhesives, Sealants business unit improved by 3.9 percent to €1,237 million. While sales rose significantly in Asia-Pacific and Latin America, the picture in Europe was mixed, particularly due to the weakness of the automotive and construction sectors.

EBIT of the Systems segment climbed to €348 million in 2004. While the previous year’s figure was depressed particularly by €622 million in impairments, the special items in 2004 consisted of a €27 million provision related to an agreement reached with the U.S. Justice Department in connection with an investigation into prices for polyester polyols. EBIT before special items advanced by €115 million, or 44.2 percent, to €375 million, helped by high utilization of capacities and successful cost-containment measures. In addition, the impairment losses recognized in the previous year led to lower depreciation and amortization. The sharp rise in raw material costs, particularly for aromatic raw materials, was offset in many cases by price increases.

LANXESS

Sales of the LANXESS subgroup grew in 2004 by €277 million, or 4.8 percent, from the previous year to €6,053 million. Currency-adjusted sales advanced by 7.8 percent.

The Chemical Intermediates unit reported sales up by 6.6 percent, to €1,132 million, or by 9.0 percent in local currencies. This improvement resulted from price increases made to offset higher raw material and energy costs, and from volume growth in the Basic Chemicals and Inorganic Pigments areas. Sales in Fine Chemicals declined year on year, largely as a result of continuing difficult market conditions for photographic chemicals, and despite an improvement in the agrochemicals market.

Sales of the Performance Chemicals unit dipped by 1.5 percent, to €1,856 million. Adjusted for the effects of foreign currency translation, however, sales rose by 1.6 percent. The expansion of business, particularly in Rhein Chemie, Ion Exchange Resins and Material Protection Products, was offset by lower sales in Functional Chemicals, Textile Processing Chemicals and other areas.

The Engineering Plastics unit posted a sharp improvement in sales, with business expanding by 18.4 percent to €1,586 million. Both the Styrenics and the Semi-

22 Management Report	Bayer Annual Report 2004

LANXESS	2003	2004	Change
€ million			in %
Sales	5,776	6,053	+ 4.8

Chemical Intermediates	1,062	1,132	+ 6.6

Performance Chemicals	1,884	1,856	- 1.5

Engineering Plastics	1,339	1,586	+ 18.4

Performance Rubber	1,358	1,400	+ 3.1

Other	133	79	- 40.6

EBITDA*	168	391	+ 132.7

Operating result [EBIT]	(1,290)	74	•

of which special items	(1,204)	(99)

Gross cash flow*	280	306	+ 9.3

Net cash flow*	131	234	+ 78.6

* for definition see Bayer Group Key Data on front flap

Crystalline Products businesses contributed to this positive performance with price and volume increases. By contrast, sales of Fibers declined in a market characterized by global overcapacities and the resulting pressure on prices.

Performance Rubber sales moved ahead by 3.1 percent, to €1,400 million, with currency-adjusted sales up by 6.2 percent from the previous year. Growth resulted largely from an increase in selling prices occasioned by significant rises in raw material and energy costs. This unit also benefited from stronger demand for rubber products.

EBIT of the LANXESS subgroup improved in 2004 by a very substantial €1,364 million, to €74 million. Special items mainly comprised a €40 million provision for environmental protection measures and €21 million in litigation-related expenses. Earnings in the previous year were diminished in particular by impairment charges of €988 million. EBIT before special items thus climbed sharply from minus €86 million to €173 million, an improvement of €259 million, thanks mainly to higher gross profit and cost savings achieved through business process optimization, and to the lower depreciation and amortization resulting from the impairment losses recognized in 2003. On the other hand, margins came under pressure from further increases in raw material prices. Faced with higher raw material and energy costs, we succeeded in implementing only limited price increases. Net cash flow improved by 78.6 percent to €234 million.

Performance by Region

Sales of our European companies advanced by 6.2 percent. The Pharmaceuticals, Biological Products segment and MaterialScience achieved double-digit growth rates, while sales of CropScience were slightly down. Sales in Germany grew much more slowly, posting a 0.7 percent increase to €4.1 billion.

In the North America region sales showed a small increase, measured in local currencies, on account of strong growth in our industrial businesses and CropScience. As expected, however, sales of the Pharmaceuticals, Biological Products segment fell sharply due to generic competition for Cipro®, with business shrinking by 21.4 percent in local currencies.

Sales in Asia-Pacific also grew by a double-digit percentage in local currencies. Our industrial businesses registered particularly large increases, thanks to rapid expansion in customer industries, especially plastics and electronics.

In the Latin America/Africa/Middle East region, we took advantage of the favorable market conditions – especially in Latin America – and grew sales considerably. The business environment in the agricultural industry improved overall, especially in Brazil. The appearance of Asian rust, a fungal disease, created an additional market for our fungicides. CropScience benefited from these favorable market conditions, increasing its sales in this region by 23.1 percent before currency translations.

Management Report	Bayer Annual Report 2004 23

Sales by Region and Segment in 2004
										Latin America/
Total	Europe			North America			Asia/Pacific			Africa/Middle East			Segment
€ million			adj.			adj.			adj.			adj.			adj.
		% yoy	% yoy		% yoy	% yoy		% yoy	% yoy		% yoy	% yoy		% yoy	% yoy
Pharmaceuticals, Biological Products	1,582	+ 11.5	+ 11.4	1,565	- 27.3	- 21.4	854	+ 5.5	+ 9.8	387	+ 6.6	+ 15.6	4,388	- 7.5	- 3.4

Consumer Care, Diagnostics	1,186	+ 5.7	+ 5.8	1,440	- 4.3	+ 4.6	289	- 4.0	- 0.3	396	- 3.1	+ 5.1	3,311	- 0.7	+ 4.6

Animal Health	245	+ 0.9	+ 0.8	295	- 3.1	+ 6.2	120	- 1.4	+ 2.2	126	+ 4.4	+ 10.0	786	- 0.5	+ 4.5

CropScience	2,238	- 2.5	- 2.4	1,412	+ 5.4	+ 14.3	927	- 3.6	+ 0.5	1,369	+ 17.4	+ 23.1	5,946	+ 3.2	+ 7.1

Materials	1,382	+ 10.9	+ 11.0	703	+ 15.8	+ 27.0	947	+ 26.7	+ 35.5	216	+ 23.2	+ 27.7	3,248	+ 17.0	+ 22.1

Systems	2,494	+ 18.3	+ 18.4	1,483	+ 5.5	+ 15.4	822	+ 21.2	+ 27.5	550	+ 13.4	+ 18.3	5,349	+ 14.4	+ 18.8

LANXESS	3,134	+ 2.9	+ 2.9	1,372	+ 4.0	+ 13.0	981	+ 9.1	+ 12.9	566	+ 10.4	+ 14.3	6,053	+ 4.8	+ 7.8

Total regions (incl. reconciliation)	12,915	+ 6.2	+ 6.2	8,277	- 4.2	+ 4.3	4,946	+ 9.2	+ 14.3	3,620	+ 11.7	+ 17.7	29,758	+ 4.2	+ 8.2

Value Management

“We need to implement our strategic portfolio decisions on the one hand and further improve our performance on the other.”

WERNER WENNING, CHAIRMAN OF THE BOARD OF MANAGEMENT OF BAYER AG

CVA-based system

One of the prime objectives of the Bayer Group is to sustainably increase enterprise value. In 1994 we became one of the first German companies to embark on the development of a value management system, which we introduced throughout the Group in 1997. The system is used for the planning, controlling and monitoring of our businesses. Our basic controlling parameter is the cash value added (CVA), which indicates the degree to which the cash flows needed to cover the costs of equity and debt and of reproducing depletable assets have been generated. If the CVA is positive, the company or business entity concerned has created value. If it is negative, the anticipated capital and asset reproduction costs have not been earned. Gross cash flow (GCF) and CVA are profitability indicators for a single reporting period. For a year-on-year comparison we therefore use the delta CVA, which is the difference between the CVAs of two consecutive periods. A positive delta CVA shows that value creation has increased from one period to the next.

Calculating the cost of capital

Bayer calculates the cost of capital by the weighted average cost of capital (WACC) formula. WACC is the average of the cost of the company’s debt and equity financing, weighted according to their respective market values. The cost of equity corresponds to the return expected by our stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for our ten-year corporate bond issue.

To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups. This is 8.5 percent for HealthCare, 6.5 percent for CropScience and 6.0 percent for MaterialScience and LANXESS. The minimum return required for the Bayer Group as a whole comes out at 7.0 percent.

Gross cash flow, cash flow return on investment, and cash value added as performance yardsticks

The GCF, as published in our cash flow statement, is the measure of our internal financing capability. Bayer has chosen this parameter because it is relatively free of accounting influences and thus a more meaningful performance indicator.

The profitability of the Group and of its individual business entities is measured by the cash flow return on investment (CFROI). This is the ratio of the GCF to the capital invested (CI). The CI can be derived from the

24 Management Report	Bayer Annual Report 2004

balance sheet and comprises the assets required for operations – stated at cost of acquisition or construction – plus working capital, less interest-free liabilities (such as short-term provisions). To allow for fluctuations during the year, the CFROI is computed on the basis of the average CI for the respective year.

Taking into account the costs of capital and of reproducing depletable assets, we determine the GCF hurdle. If the GCF hurdle is equaled or exceeded, the required return on equity and debt plus the cost of asset reproduction has been earned.

	2003	2004
€ million
Gross cash flow	2,864	3,210

CVA	(809)	88

CFROI	8.1%	9.9%

Average capital invested	35,402	32,441

The GCF hurdle for 2004 was €3,122 million. The gross cash flow achieved was €3,210 million, or 103 percent of the hurdle. Thus in 2004 we earned our entire capital and asset reproduction costs, and the positive CVA of €88 million shows we created additional value. Given the previous year’s CVA of minus €809 million, the Bayer Group therefore achieved a delta CVA of €897 million, which means we improved value creation by this amount in 2004 compared with the previous year.

The CFROI increased from 8.1 percent in 2003 to 9.9 percent in 2004, due both to the higher gross cash flow and to the lower capital invested.

The returns (CFROIs) of the subgroups also showed encouraging year-on-year gains in most cases. HealthCare posted a CFROI of 15.7 percent (2003: 10.9 percent), while the figure for CropScience was 10.6 percent (2003: 9.6 percent), for MaterialScience 9.9 percent (2003: 9.4 percent), and for LANXESS 6.7 percent (2003: 4.6 percent). The returns of our HealthCare and MaterialScience subgroups thus exceeded their hurdle rates (including asset reproduction costs), while CropScience approximately equaled the hurdle. The CFROI of LANXESS was below the hurdle.

Liquidity and Capital Resources

Gross cash flow increased by 12.1 percent from €2,864 million to €3,210 million, mainly due to the higher income from operations. The sales growth in CropScience and the industrial businesses, combined with significantly higher costs for petrochemical raw materials, led to an increase in inventories and trade accounts receivable. This in turn caused a 25.6 percent drop in net cash flow, to €2,450 million.

There was a net cash outflow of €814 million for investing activities, compared to a €460 million net inflow in the previous year. Disbursements of €1,251 million for additions to property, plant and equipment and €358 million for acquisitions were partially offset by €200 million in cash receipts from sales of property, plant and equipment, €90 million in inflows related to investments, €400 million in interest and dividend receipts and €105 million in inflows from marketable securities. The €358 million in disbursements for acquisitions comprised mainly the €100 million purchase price for the remaining 50 percent of the shares of Gustafson and €208 million for the remaining 50 percent interest in the U.S. joint venture with Roche, both of which we now wholly own. The €90 million in receipts related to investments comprised mainly a €327 million payment from Aventis in connection with the 2002 acquisition of Aventis CropScience, as well as outflows of around €200 million for advance payments related to the acquisition of the Roche OTC business. The previous year’s cash inflows of €258 million related to investments included, in particular, the proceeds from the divestment of our equity stake in Millennium Pharmaceuticals. The previous year’s receipts from sales of property, plant and equipment contained mainly the €1,185 million in proceeds from the divestments of certain crop science businesses mandated by the antitrust authorities.

Management Report	Bayer Annual Report 2004 25

Bayer Group Summary Cash Flow Statements	2003	2004
€ million
Gross cash flow*	2,864	3,210

Changes in working capital	429	(760)

Net cash provided by (used in) operating activities (net cash flow)	3,293	2,450

Net cash provided by (used in) investing activities	460	(814)

Net cash provided by (used in) financing activities	(1,761)	(761)

Change in cash and cash equivalents due to business activities	1,992	875

Cash and cash equivalents at beginning of year	767	2,734

Change due to exchange rate movements and to changes in scope of consolidation	(25)	(39)

Cash and cash equivalents at end of year	2,734	3,570

Marketable securities and other instruments	129	29

Liquid assets as per balance sheets	2,863	3,599

* for definition see Bayer Group Key Data on front flap

The net cash outflow of €761 million for financing activities in 2004 contained a total of €559 million for the dividend paid to our stockholders and advance capital gains tax payments on intragroup dividends, as well as €724 million in interest payments. These out-flows were partially offset by €512 million in net borrowings and €10 million in capital contributions to subsidiaries.

We reduced net debt by €530 million during 2004, to €5,422 million. On December 31, 2004, we had higher liquid assets of €3,599 million to enable us to pay the remaining portion – approximately €2 billion – of the purchase price for the Roche consumer health business at the beginning of 2005.

We consider it important to draw on a balanced mix of capital resources to finance our activities. Chief among these resources – in keeping with our requirements – are a syndicated credit facility, a multi-currency commercial paper program and a multi-currency Euro Medium Term Note program. We also supplement our financing with various structured products, such as an asset-backed securities program. We are taking advantage of the currently favorable market conditions to improve the conditions of our syndicated credit line and safeguard them for the long term.

For details of our risk management objectives and the ways in which we hedge all the major types of transaction to which hedge accounting is applied, along with procurement market, credit, liquidity and cash flow risks, as they relate to our use of financial instruments, please refer to the section on financial strategy and note [38] (“Financial instruments”) to the financial statements.

Net Debt	Dec. 31, 2003	Dec. 31, 2004
€ million
Long-term financial liabilities as per balance sheets (including derivatives)	7,378	7,117

Short-term financial liabilities as per balance sheets (including derivatives)	2,048	2,605

Derivative receivables as per balance sheets	(611)	(701)

Debt	8,815	9,021

Liquid assets as per balance sheets	(2,863)	(3,599)

Net debt	5,952	5,422

26 Management Report	Bayer Annual Report 2004

Capital Expenditures	2003	2004	Change	2005
€ million			in %	Budget
Bayer HealthCare	407	320	- 21.4	260

Bayer CropScience	413	209	- 49.4	206

Bayer MaterialScience	464	332	- 28.4	596

LANXESS	312	279	- 10.6

Acquisitions and divestitures

In 2004 we spent a total of €358 million for acquisitions. Of this sum, the acquisition of Roche’s 50 percent interest in the OTC joint venture we founded with that company in the United States in 1996 accounted for €208 million. This acquisition was made in connection with the purchase of Roche’s global consumer health business (excluding Japan). We spent a further €100 million to acquire Crompton’s 50 percent interest in the Gustafson seed treatment joint venture in the United States, Canada and Mexico, thus increasing our interest in Gustafson to 100 percent.

To satisfy the last remaining antitrust conditions relating to the purchase of Aventis CropScience, we sold the 15 percent interest in KWS Saat AG that we had acquired as part of that transaction.

Earnings Performance

Net sales of the Bayer Group increased by 4.2 percent, or €1,191 million, from the previous year to €29,758 million. In local currencies and adjusted for portfolio effects, sales rose by 9.1 percent.

The cost of goods sold increased by 3.5 percent to €17.4 billion, mainly as a result of higher volumes. The ratio of the cost of goods sold to total net sales was 58.4 percent, compared with 58.8 percent in the previous year. Despite initial charges related to the alliance with Schering-Plough, selling expenses declined by 4.7 percent to €6.2 billion, largely due to currency effects. Research and development expenses declined by 12.4 percent to €2.1 billion, mainly because of our concentration on our strategic core businesses and also for currency reasons. Administration expenses increased in 2004 by 2.5 percent to €1.7 billion, on account of charges related to the integration of the OTC business acquired from Roche, the LANXESS spin-off and an organization-related reclassification of certain expenses. The reduction in the negative balance of other operating income and expenses was mainly due to the fact that the previous year’s amount contained impairment charges. Other operating expenses in 2004 included charges related to the divestiture of the plasma business and litigation-related expenses. Among the items of other operating income was a €121 million gain from changes in obligations relating to the payment of employees’ postretirement health care costs in the United States.

EBIT in 2004 amounted to €1,808 million. Before special items, EBIT climbed by 53.1 percent to €2,244 million.

The non-operating result improved by €52 million to minus €823 million, largely because of a decrease in net interest expense, lower write-downs of investments in subsidiaries and a drop in equity-method loss. This is a particularly pleasing development in view of the fact that the previous year’s item contained the €190 million gain from the sale of our interest in Millennium Pharmaceuticals.

Income taxes in 2004 came to €385 million. In 2003, the global review of asset valuations led to substantial deferred taxes, resulting in net tax income of €645 million.

Group net income in 2004 thus improved by €1,964 million to €603 million.

Management Report	Bayer Annual Report 2004	27

Bayer Group Summary Income Statements	2003	2004	Change
€ million			in %
Net sales	28,567	29,758	+4.2

Cost of goods sold	(16,801)	(17,382)	+3.5

Selling expenses	(6,460)	(6,155)	– 4.7

Research and development expenses	(2,404)	(2,107)	– 12.4

General administration expenses	(1,673)	(1,714)	+2.5

Other operating income and expenses - net	(2,348)	(592)	– 74.8

Operating result [EBIT]	(1,119)	1,808	•

Non-operating result	(875)	(823)	+5.9

Income (loss) before income taxes	(1,994)	985	•

Income taxes	645	(385)	•

Minority stockholders’ interest	(12)	3	•

Net income (loss)	(1,361)	603	•

Asset and Capital Structure

Total assets increased by €0.4 billion from the end of the previous year, to €37.8 billion.

Noncurrent assets shrank by €1.4 billion, or 7.6 percent. Intangibles decreased by €0.5 billion, with amortization of €0.8 billion and negative currency effects of €0.1 billion partially offset by additions of €0.5 billion from capital expenditures and acquisitions. Property, plant and equipment declined by €0.8 billion after €1.5 billion in depreciation and €1.2 billion in capital expenditures and acquisitions, with translation adjustments and asset retirements each accounting for a €0.2 billion reduction. The value of investments declined by €0.1 billion as a result of an equity-method loss and write-downs of investments in subsidiaries.

Current assets increased by 10.6 percent, to €19.5 billion. Inventories were up by 5.6 percent to €6.2 billion, while trade accounts receivable rose by 10.0 percent to €5.6 billion. These increases were due to the substantial growth in business, as well as to higher inventory valuation stemming from the rise in raw material prices. Other receivables increased by 7.8 percent to €4.2 billion, largely because of a €0.2 billion advance payment in connection with the Roche consumer health acquisition.

Despite the dividend payment for 2003 and negative currency effects, stockholders’ equity rose by €0.1 billion overall to €12.3 billion, thanks mainly to the Group net income of €0.6 billion. Equity coverage of total assets for 2004 thus totaled 32.5 percent on December 31, 2004 (2003: 32.6 percent).

Liabilities grew by €0.5 billion to €23.5 billion, chiefly because of the increase in other provisions. The total of other liabilities remained steady year on year.

Summary Balance Sheets	Dec. 31, 2003	Dec. 31, 2004
€ million
Noncurrent assets	18,232	16,855

Current assets	17,673	19,547

Deferred taxes and deferred charges	1,540	1,402

Stockholders’ equity	12,213	12,268

Minority stockholders’ interest	123	111

Liabilities	23,013	23,534

Deferred taxes and deferred income	2,096	1,891

Balance sheet total	37,445	37,804

28	Management Report	Bayer Annual Report 2004

Bayer Group Profitability Ratios		2003	2004
Cost of goods sold (%)	Cost of goods sold	58.8	58.4
	Net sales

R&D expenses (%)	R&D expenses	8.4	7.1
	Net sales

Return on sales (%)	Operating result [EBIT]	(3.9)	6.1
	Net sales

Return on stockholders’ equity (%)	Income (loss) after taxes	(9.8)	4.9
	Average stockholders’ equity

	Income (loss) before income taxes
Return on assets (%)	and interest expense	(2.8)	4.5
	Average total assets

The Bayer Group balance sheet ratios were as follows:

Bayer Group Balance Sheet Ratios				2003	2004
	Noncurrent assets	(	%)	48.7	44.6
	Total assets

	Depreciation and amortization	(	%)	151.5	167.7
	Capital expenditures

	Net sales			4.9	4.8
	Inventories

	Net sales			5.6	5.3
	Trade accounts receivable

	Stockholders’ equity	(	%)	32.6	32.5
	Total assets

	Stockholders’ equity	(	%)	67.0	72.8
	Noncurrent assets

	Short-term liabilities	(	%)	39.6	42.0
	Total liabilities

Management Report	Bayer Annual Report 2004	29

Value-Added
Source	2004	Change
€ million		in %
Net sales	29,758	+ 4.2

Other income	1,121	- 18.4

Total operating performance	30,879	+ 3.1

Cost of materials	11,722	+ 0.9

Depreciation	2,322	- 51.0

Other expenses	7,567	+ 6.4

Value-added	9,268	+ 43.1

Value-Added

The Group’s total operating performance increased by 3.1 percent to €30.9 billion as a result of the increase in sales. Value-added rose by 43.1 percent to €9.3 billion, primarily due to considerably lower depreciation and amortization charges. Stockholders received €0.4 billion, employees €7.3 billion, governments €0.6 billion and lenders €0.7 billion. The remaining portion of value-added was retained by the company.

Proposal for Distribution of the Profit

Under German law the dividend is paid out of the balance sheet profit of the parent company Bayer AG, which amounted to €0.4 billion in 2004.

Distribution	2004	Share
€ million		in %
Stockholders	402	4.3

Employees	7,306	78.8

Governments	617	6.7

Lenders	705	7.6

Earnings retention	238	2.6

Value-added	9,268	100.0

We will propose to the Annual Stockholders’ Meeting on April 29, 2005 that the balance sheet profit be used to pay a dividend of €0.55 per share (730,341,920 shares) on the capital stock of €1.9 billion entitled to the dividend for 2004.

Employees

On December 31, 2004 there were 113,000 employees in the Bayer Group, 2,400 fewer than at the beginning of the year. The average number of employees, at 113,825, was below the 2003 level. A breakdown of employees by reporting segment and region is provided in the notes to the financial statements on page 72 ff. Personnel expenses decreased by 7.6 percent in 2004 to €7.3 billion, equivalent to 24.6 percent of sales. The value added per employee increased to €82,000.

Bayer AG Summary Income Statements	2003	2004
€ million
Net sales	5,224	233

Cost of goods sold	(4,204)	(184)

Gross profit	1,020	49

Selling, R&D and administration expenses	(1,081)	(189)

Other operating income and expenses – net	(13)	(76)

Operating result [EBIT]	(74)	(216)

Non-operating result	(50)	523

Income (loss) before income taxes	(124)	307

Income taxes	(61)	(18)

Net income (loss)	(185)	289

Allocation from retained earnings	550	113

Balance sheet profit	365	402

30	Management Report	Bayer Annual Report 2004

In 2004 we had an extensive range of measures in place aimed at enhancing the performance potential of our employees and equipping them to deal with new tasks. Customized continuing education programs and international job rotation helped to develop and strengthen their skills and self-initiative. While the total number of employees declined, our personnel structure improved through new hirings. At our German sites alone, more than 150 university graduates were given jobs in 2004, while a further 875 young people entered company-sponsored vocational training programs.

Our employees shared in Bayer’s success in 2004 by way of variable income components. A new long-term incentive system was evolved for the United States.

Social responsibility at Bayer continues to be expressed in our measures to help employees reconcile family and career demands, lead healthier lives and provide themselves with dependable retirement incomes through the corporate pension plan.

Constructive cooperation with employees’ representatives was instrumental in enabling us to master the additional challenges presented by the Group reorganization. We implemented the restructuring and carve-out activities related to the formation of LANXESS speedily and in a socially responsible manner. This included signing the third employment pact for Bayer’s German sites which, among other things, basically rules out dismissals on economic grounds through 2007.

At the European level, the employees’ representatives met with Group management at the 13th Bayer European Forum to continue their cross-border information exchange and consultation process. Representatives from the countries that joined the E.U. during 2004 took part in the event for the first time.

In connection with its corporate realignment, Bayer published its new global mission statement in 2004 under the slogan “Bayer: Science For A Better Life” (see also page 142 ff). The values specified in the mission statement, together with the leadership principles derived from them, define a framework for running a business successfully while at the same time behaving fairly toward people and nature. Our corporate compliance program, reissued in January 2004, provides our employees with guidance on legal aspects of their daily work.

Procurement and Distribution

Bayer HealthCare

The Pharmaceuticals Division procures the raw materials for the active ingredients of its prescription medicines both from LANXESS and from other external European and Asian suppliers. We hold strategic reserves to prevent supply bottlenecks and possible dependence on a single supplier. We mitigate major price fluctuations by purchasing the intermediates required to manufacture our principal active ingredients from several suppliers on the basis of global contracts. The active ingredients of our prescription medicines are currently manufactured almost entirely in Wuppertal, Germany, for Bayer production facilities worldwide. Our most important pharmaceutical production plants are located in Leverkusen, Germany; Garbagnate, Italy; and Shiga, Japan. Our products are primarily distributed through wholesalers, pharmacies and hospitals, and sometimes directly to patients.

Since we actively compete with other drug suppliers worldwide, we seek to reinforce our external distribution network with co-promotion and co-marketing arrangements. In November 2001, for example, we signed a co-promotion agreement with GlaxoSmithKline for Levitra® (vardenafil). In January 2005 we regained from GlaxoSmithKline the Levitra® marketing rights for certain countries other than the United States. In September 2004 we entered into a strategic alliance with Schering-Plough under which that company will dis-

Management Report	Bayer Annual Report 2004	31

tribute our primary care products in the United States. At the same time, we will co-market Schering-Plough’s cancer drugs in selected countries. Bayer and Schering-Plough also plan to jointly market Schering-Plough’s product Zetia® in Japan.

The Biological Products Division manufactures plasma-based products and the recombinant Factor VIII at its U.S. sites. We procure raw plasma and certain intermediates and auxiliary materials for plasma derivatives from external suppliers or other manufacturers. We also purchase raw materials and packaging for Kogenate® from external suppliers throughout the world. Our products are generally distributed through governmental agencies, wholesalers, pharmacies and hospitals, and in some cases directly to patients.

The activities of our Consumer Care Division are focused on over-the-counter medicines that patients can generally purchase without a prescription. Consumer Care procures extensive volumes of certain raw materials from within the Bayer Group. The most important raw materials that we buy in bulk from third parties are sodium citrate, sodium carbonate, citric acid and ascorbic acid. These are generally readily available. To minimize business risks, we diversify our raw material procurement sources worldwide. The division’s sales and distribution channels outside Europe are typically supermarket chains, drugstores and other consumer outlets. In Europe, pharmacies are the primary distribution channel.

The Diagnostics Division manufactures or assembles most of its products itself. We operate a supplier management process and procure raw materials, components and finished products on an OEM (original equipment manufacturer) basis. The materials we purchase directly are generally not subject to significant fluctuations in price or availability. Our diagnostic systems are marketed directly to customers, who are primarily reference laboratories, private laboratories and hospitals, as well as through a network of distribution companies. Our diabetes care products are channeled to the consumer market through distributors, pharmacies and retail chains.

The Animal Health Division procures pharmaceutical ingredients for its veterinary medicines from within the Bayer Group and from external suppliers throughout the world. Supplementary ingredients and packaging materials are bought from various suppliers worldwide. Depending on local regulatory frameworks, animal health products may be available to end users over the counter or with a prescription issued by a veterinarian.

Bayer CropScience

CropScience procures most of its raw materials from LANXESS and other external companies, partly through supply agreements. The cost of some raw materials tends to depend on fluctuating oil and energy prices and freight charges.

As more than 80 percent of our sales are generated in the northern hemisphere, the business depends especially on the growing seasons for the relevant crops and the respective distribution cycles. The products of our Crop Protection Business Group are marketed either to wholesalers or directly to retailers through a two- or three-tier distribution system, according to local market conditions.

Our Environmental Science Business Group markets its products to both professional and private customers through various distribution channels. In the professional market, which comprises pest control and green-industry products, we market directly to companies. In the consumer market, we sell lawn and garden products through specialist dealers.

BioScience makes its seed products available to end users, distributors and processing industries. Traits developed using plant biotechnology are either marketed to other seed companies, which produce seed for the market on our behalf, outlicensed or sold through our own seed companies – usually under the brand names InVigor® or FiberMax®. In some cases we provide plant traits to other companies for use in their own research and products.

32	Management Report	Bayer Annual Report 2004

Bayer MaterialScience

The Polycarbonates Business Unit of Bayer MaterialScience sells its products primarily to injection molding and extrusion processors and to manufacturers of plastics components used predominantly in the automotive, electronics, construction, data systems, medical equipment and leisure sectors. The key petrochemical raw materials used by our Polycarbonates business unit are acetone and phenol. With raw material costs affected mainly by the volatility of oil and benzene prices, we generally conclude long-term supply agreements containing cost-based and market-price-oriented adjustment formulas. Our products are marketed chiefly through regional distribution channels. We also use trading houses and sell to smaller customers through local distributors.

The activities of Wolff Walsrode focus on building materials, industrial coatings, printing inks for soft packaging, and the health care market. In Germany and the United States, Wolff Walsrode normally sells its cellulose products directly. Elsewhere, products are marketed through Bayer’s global sales organization. The principal raw material for our cellulose derivatives is chemical-grade cellulose produced from raw cellulose and cotton. We regard our procurement risk for this material as low.

H.C. Starck supplies materials and components for the electronics, optics, aviation, aerospace and medical technology industries. China is the predominant source of tungsten. As we operate our own tungsten recycling facilities, however, we are only partially dependent on Chinese imports. The supply of raw materials is covered by long-term agreements which mostly run for three to five years. H.C. Starck maintains its own international sales organizations in Europe, the United States and Japan, its most important markets. In other countries, direct contact with customers is maintained through local liaison offices.

The polyurethane products of the Polyurethanes business unit, which are based on isocyanate-polyol systems, are used in the automotive, construction, electronics and furniture industries and in leisure articles. The primary raw materials are petrochemical feedstocks, which we mostly procure on the open market through long-term agreements. A global joint venture with Lyondell provides a supply source for propylene oxide, one of our most important raw materials. These petrochemical feedstocks are subject to price fluctuations on the crude oil and derivatives markets. We mostly sell our polyurethane products directly to customers. Europe and the NAFTA countries are the primary markets for our polyurethanes business, with the Asian market continuing to show the highest growth rates.

Our Coatings, Adhesives, Sealants business unit is a leading manufacturer of raw materials for coatings and adhesives used primarily in the automotive, furniture, plastics and construction industries. Temporary fluctuations in prices for oil or utilities, for example, can heavily impact the cost of our raw materials. For this reason, supplies of the principal chemical raw materials are secured through long-term agreements. Bulk customers with global operations are attended to directly by our key account managers.

Research and Development

Research and Development Expenses
by subgroup in %

In 2004 Bayer invested a total of €2,107 million in research and development. It is particularly important for us to continuously optimize our product portfolio and manufacturing processes, while at the same time developing new products aimed at strengthening our core businesses. All the subgroups work hand in hand with Bayer Technology Services (BTS) regarding engi-

Management Report	Bayer Annual Report 2004	33

neering issues, particularly in the area of process technology. BTS is also responsible for maintaining and expanding the Bayer Group’s technology platforms, for example in the area of catalysis. Other research focuses are enabling technologies such as plant biotechnology and nanotechnology, which offer enormous potential for developing new products and businesses.

For innovation projects in particular, we depend on our network of collaborations with leading universities, public-sector research institutes and partner companies. These collaborations allow the pooling of expertise in order to rapidly translate new ideas into successful products.

Bayer HealthCare

In 2004, €1,044 million, or 50 percent of the Bayer Group’s research and development budget, was spent by Bayer HealthCare. With this investment, the subgroup is laying the foundation in the Pharmaceuticals, Biological Products, Consumer Care, Diagnostics, Diabetes Care and Animal Health divisions for the introduction of further innovative products in expanding markets.

In connection with the realignment of the Pharmaceuticals Division, we have adjusted our global pharmaceutical research and development activities to reflect changing business conditions. Research operations in this division in the future will focus on the therapeutic areas cancer and cardiovascular risk management, including diabetes, at the sites in West Haven, Connecticut, United States, and Wuppertal, Germany.

Developmental projects in other therapeutic areas, such as anti-infectives and urology, will continue until the next development phase. Thereafter, various internal and external options will be investigated to achieve the best possible value-added from these projects. New active substance classes for the treatment of viral and bacterial infections or urological disorders will no longer be included in the research program. At the same time, Pharmaceuticals will intensify its product-related research, the purpose of which is to fully exhaust the potential of candidates at advanced development stages and products that are already on the market.

Biotechnology projects focusing on respiratory diseases have been placed into the new company Aerovance, based in Berkeley, California, for development and future marketing.

In 2004 positive clinical study results were achieved with the developmental product Bay 43-9006, including the results of a phase II study for monotherapy in patients with advanced metastatic kidney cancer. Twelve weeks after participants had been assigned to a treatment group, there was a statistically significantly higher percentage of participants whose disease had stopped progressing in the BAY 43-9006 group than in the placebo group. In 2004, the United States Food and Drug Administration granted fast-track (expedited registration process) and orphan drug status (market exclusivity for drug products to treat less common diseases) to this product for the treatment of metastatic renal cell carcinoma, an advanced form of kidney cancer. The product also received orphan drug status in the European Union from the Committee for Orphan Medicinal Products (COMP) of EMEA, the European regulatory body. Jointly developed by Bayer and Onyx, BAY 43-9006 is a novel compound designed to prevent tumor growth by combining two anticancer activities. The substance is currently in phase III trials for the treatment of advanced kidney cancer, and we are planning to launch the product for this indication in 2006. Phase I and II studies are currently being conducted for a number of other tumor types. Together with Onyx, we plan to begin phase III studies in patients with advanced liver cancer and skin cancer, as well as additional phase II testing for other tumor types.

Bay 59-7939 is an oral development product that directly inhibits Factor Xa. It is currently being investigated for the prevention and therapy of thromboembolic diseases, where there is a clear medical need for improved treatment options. As an oral medicine, BAY 59-7939 could be of particular use to patients requiring anticoagulation therapy to inhibit blood clotting, including long-term prophylaxis, both in the hospital setting and at home. The phase I and II clinical studies conducted to date have shown the substance to be safe and well tolerated across a broad dose spectrum. Based on promising clinical results, we plan to begin phase III clinical testing in 2005.

34	Management Report	Bayer Annual Report 2004

The development program for repinotan, a substance to treat patients with acute ischemic stroke, was discontinued in December 2004, as phase IIb studies failed to demonstrate the expected clinical benefit. Other indications are currently being examined for this substance. We also discontinued the development of a novel active substance from the taxanes group, as the results of recently completed phase II studies did not correspond to the clinical target profile.

In the Biological Products Division we have identified five new protein variants for potential development of the next Kogenate® generation. We are currently evaluating the proteins and technology; a decision concerning the selection of product candidates for inclusion in clinical studies is expected to be made in 2005. We have signed an exclusive, worldwide license agreement with Dutch-based Zilip-Pharma concerning the development and marketing of a new, longer-acting Kogenate® formulation. The agreement involves the application of patented liposome technology developed over several years by Zilip-Pharma and its affiliated companies. Clinical results obtained by Zilip-Pharma suggest that the interval between bleeding episodes is prolonged when Factor VIII attached to liposomes is administered to individuals with hemophilia A. Kogenate® with BIO-SET® is a recombinant Factor VIII medicine administered with a unique “needle-free” system that eliminates the risk of needle-stick injuries. An application for registration of the product was submitted to the FDA in 2003. The BIO-SET® was approved by Health Canada in June 2004 and by the E.U. Commission in September 2004. Successive global launch of the product is scheduled to begin in 2005.

Research and development activities of the Consumer Care Division focus on the identification, development and market introduction of non-prescription products. Further initiatives focus on the expansion of indications to support existing brands and on the reclassification of current prescription medicines as over-the-counter products.

R&D activities in the Diagnostics Division concentrate on strengthening core product lines and expanding genome-based tests. Areas of focus include the further development of the ADVIA® system family in Central Laboratory Testing, the expansion of tests for infectious diseases and oncology in Molecular Testing, and the improvement of our rapid tests and Clinitek products in Near Patient Testing.

Researchers in our Diabetes Care Division are working to strengthen core product lines and expand into market segments characterized by strong growth and margins. We achieve this through user-friendly blood glucose measurement devices that meet the individual needs of diabetic patients. We are also investing in technologies that enable continuous monitoring of blood glucose levels and, in the longer term, blood-free glucose monitoring.

In the Animal Health Division, our research efforts focus on antibiotics, parasiticides and active ingredients to treat non-infectious diseases such as liver failure, cancer and congestive heart failure.

Bayer CropScience

In 2004, €679 million – or 32 percent of the Bayer Group’s R&D budget – was spent at Bayer CropScience. Bayer CropScience has at its disposal an extensive network of global research and development facilities. Numerous field testing stations in various countries support the activities of the R&D facilities and enable future products to be tested under regional climate conditions. Research activities encompass all measures aimed at identifying new active ingredients which could be developed into insecticides, fungicides or herbicides. The technology platform for identifying new lead structures includes genomics, high-throughput screening and combinatorial chemistry. Cooperation agreements with external research companies supplement our own activities.

Bayer CropScience actively expands the use of its products through continuous life-cycle management. This includes the development of new formulations for existing active substances and products so that they can be used for other crops and in other countries, or to improve handling or processing of the product for users.

Management Report	Bayer Annual Report 2004	35

Substances discovered by our crop protection researchers are also tested and evaluated by Environmental Science to determine whether they have potential for further development. Development projects include passive treatments (gels, bait) and innovative pest control formulations, as well as new herbicide products and fungicidal combinations for the lawn care and ornamental plants sectors.

R&D in the field of plant biotechnology is mainly geared toward improving the agronomic and qualitative properties of crops. From the identification of a target gene to the development of a plant, the technologies comprise all relevant tools required to improve important crops such as cotton, canola and rice for producers and industry partners. Activities range from research into novel agronomic traits to the discovery of new plant-based specialty products for the areas of nutrition, health care and biomaterials.

The following three active substances were introduced to the market in 2004 or will be launched in 2005 once they have received regulatory approval:

Prothioconazole (Proline®) is the most recent development in the field of triazole chemistry for a broad-spectrum fungicide. In the context of plant resistance management, products containing prothioconazole are used for leaf spraying (Proline®, Prosaro®, Input®) and seed treatment (Redigo®) in cereals, canola, peanuts, dry beans and other crops.

Spiromesifen (Oberon®) belongs to a new chemical class called tetronic acids. Oberon® is a new insecticide/mite control product for spray application to control all types of white flies, mites and jumping plant lice that affect annual crops. Oberon® was developed for global use in vegetables, fruit, cotton, corn, beans, tea and certain ornamentals.

Our fungicide fluoxastrobin is a systemic broad-spectrum strobilurin for leaf application with curative and protective properties. Products containing fluoxastrobin are designed for spray application (Fandango®) and seed treatment (Bariton®, Scenic®) in cereals, potatoes, vegetables, peanuts and other crops.

Bayer MaterialScience

In 2004 Bayer MaterialScience spent €236 million on research and development, not including joint development activities with customers, to further expand its position as a technology leader and global supplier of customized, high-quality materials and systems solutions.

In the five Bayer MaterialScience business units –Polyurethanes; Polycarbonates; Coatings, Adhesives, Sealants; Thermoplastic Polyurethanes; and Inorganic Basic Chemicals – ultra-modern technologies and production processes are used to implement new products and applications in close cooperation with our external partners and customers.

The Polycarbonates Business Unit, for example, is constructing a new polycarbonate facility equipped with ultra-modern production technologies in Caojing, China. An outstanding example of a new product application is Smart Surface Technology, which for the first time enables the manufacture of three-dimensionally formable, illuminated plastic components. Developed in cooperation with Lumitec AG, the new technology has already been used by BREE to produce a women’s handbag with interior illumination. The technology will serve as the basis for a number of other illumination concepts.

In our Polyurethanes Business Unit, the Multitec® sprayable glass fiber-reinforced polyurethane system for producing large molded parts is a highly innovative technology. It is not only more cost-effective than conventional manufacturing methods, but also makes an important contribution to reducing solvent emissions.

The Coatings, Adhesives, Sealants Business Unit is another showcase for our innovative capability. It is concentrating on the development of polyurethane raw materials for the formulation of high-grade products. Raw materials for more environmentally friendly low-solvent systems are an important focus and include starting products for self-healing automotive coatings which can “repair” tiny scratches.

Innovation also plays an important role at our subsidiaries Wolff Walsrode and H.C. Starck. Research activities at Wolff Walsrode aim at exploiting the unique

36	Management Report	Bayer Annual Report 2004

structural and chemical properties of cellulose and other polysaccharides, which are important renewable raw materials. New developments at H.C. Starck include precursors and components for high-temperature fuel cells to be used in stationary and automotive applications.

To exploit profitable fields of activity for the future, the New Business section of Bayer MaterialScience constantly tracks and evaluates new technological and market trends. The most promising ideas are channeled into research and development projects. Here too, we place great emphasis on global cooperation with universities and other institutes.

Bayer Innovation

Responsibility for the development of innovative products and completely new fields of business outside of the subgroups’ core activities lies with Bayer Innovation GmbH (BIG), a subsidiary headquartered in Düsseldorf, Germany. The goal of this company is to add to Bayer’s business portfolio and facilitate access to new growth markets. The focus is on medical and security technology. In the field of medical technology, the mastery of new materials combined with knowledge of human physiology and diseases is crucial in creating the novel and promising products termed “drug-embedded devices”. These include catheters, blood vessel prostheses, stents and adhesive plasters in which pharmaceutical active ingredients are embedded to help prevent infections, stop undesirable cell growth and accelerate the healing process. Security technology is regarded as a major growth field in a world characterized by increasing threats. One key to secure access control is a high-capacity, copy-proof, incorruptible memory that can store biometric identifiers such as fingerprints, iris scans or facial characteristics in an easy-to-read form on an area the size of a postage stamp.

Risk Management

Risk management is an integral part of all decisions and business processes in the Bayer Group. The management structure, the planning system, and the detailed reporting and information systems, in particular, form the basis for the organizational integration of risk management into business processes.

As a global company, Bayer is exposed to a wide variety of risks in the course of its worldwide activities. Even before Germany’s “Law on Corporate Supervision and Transparency” came into force on May 1, 1998, Bayer AG operated an effective system for identifying, communicating and dealing with risks at an early stage. The principles behind that system are spelled out in the Risk Management Guidelines valid throughout the Bayer Group. The goal is to identify the potential risks associated with our activities as early as possible by recording them in a central database, evaluate them according to set criteria, assess the possible quantitative and qualitative consequences of their occurrence, and take suitable measures to mitigate them. The various processes and instruments used depending on the respective risk profile are constantly being improved, supplemented and optimized in line with statutory requirements.

Reporting plays a key role in monitoring the economic risks of our everyday business. It must ensure that the business performance of individual Group companies is described and explained according to uniform guidelines. In addition to the data on which external reports are based, internal reports are produced each month to ensure that the Group Management Board and the various management levels are fully alerted to possible risks in a timely fashion. Group accounting and controlling functions support these activities and work to increase the responsiveness and efficiency of the reporting system. Our risk management system is supported by monitoring and control mechanisms based on established standard software. These mechanisms are the subject of continuous improvement and are adjusted to changes in circumstances.

Management Report	Bayer Annual Report 2004	37

The internal audit department examines at regular intervals the risk management system’s efficiency and functionality. Additionally, our external auditors regularly evaluate the system’s functionality and brief the Group Management Board and the Supervisory Board on the results of these evaluations. The Audit Committee of the Supervisory Board consults regularly on risk management.

To counter risks that could arise from the numerous tax, competition, patent, antitrust, capital market and environmental regulations and laws, we make our decisions and engineer our business processes on the basis of comprehensive legal advice provided both by our own experts and by acknowledged external specialists. We establish provisions in the balance sheet, and regularly evaluate the adequacy thereof, for legal risks relating to past events.

Overall business risk

The development of our business and the related fiscal objectives depends in part on the performance of the economy in those countries and regions which are relevant to our operations. The early identification of economic trends is a particularly important element in the management of our business. Continuous observation of the economic situation in the most important countries and regions is essential in this context. Our analyses of the global economy and forecasts of medium-term economic development are documented in detail on a quarterly basis and used to support operative business planning. For a summary forecast of economic development, see Future Perspectives – Economic Outlook on page 42.

Industry risk

The sales and earnings of the Bayer Group’s industrial businesses are impacted by the volatility and business cycles of their customer industries. These include in particular the plastics processing, automotive supply, construction, electronics and electrical industries. In times of rapid economic growth in the respective downstream industries, chemical companies generally expand capacities in order to maximize revenues. In the past, capacity expansions in some areas have exceeded market growth, which has resulted in surplus capacities worldwide.

During an extended phase of economic weakness, excess capacities can lead to a decline in prices, and thus to reduced margins and perhaps also operating losses for the Bayer Group.

In the agrochemicals business, Bayer Group sales are subject mainly to seasonal and weather-related effects as well as to fluctuations in selling prices for agricultural products. New agrochemical substances can increase competitive pressure and reduce sales of our products. In addition, the increasing importance of biotechnology in the crop science industry could lead to lower demand for some of our agrochemical products and, if there are other suppliers in the market, to declining sales.

In the agrochemical and pharmaceutical industries, patent-protected products compete only with alternative products or applications. Following the expiration of patent protection, a previously protected product is generally subjected to intensified competition due to the market entrance of generic suppliers. This can cause a loss of market share and declining sales for the Bayer Group.

Procurement market risk

As a manufacturing company active in numerous areas of the health care and chemicals industry, we procure significant quantities of aromatics (benzene, toluene), propylene, gas, coal, electrical energy and oil for the manufacture of our products. In this context, we are subject to the risk that the raw materials and utilities we need may not be available, or that the quality or quantity may not satisfy our requirements. Moreover, market prices may fluctuate considerably depending on the supply of and demand for these raw materials.

The ongoing development of the procurement system into a flexible network structure allows Bayer to more easily identify risks on the procurement markets at an early stage, respond to changes and ensure a constant supply of raw materials. The holding company also ensures that Bayer can leverage its position as a single enterprise to achieve more favorable prices and supply terms for the Group as a whole.

38	Management Report	Bayer Annual Report 2004

Exchange and interest rate risks

We guard against exchange and interest rate risks by financing our business in local currencies or by hedging currency and interest positions using derivative financial instruments that serve no other purpose. Such instruments are employed according to the respective risk assessments and on the basis of detailed guidelines. See page 132 for a detailed explanation of the use of derivative financial instruments.

Product and environmental risks

We address product and environmental risks by way of suitable quality assurance measures. These include certifying our operations to international standards, continuously upgrading our plants and processes, and developing new and improved products. Strict quality requirements are met by applying uniform standards throughout the world. We place great importance on the safety of our products and their proper usage by customers. We are committed to the international Responsible Care initiative of the chemical industry and to our own safety and environmental management system, which we report on at regular intervals. Specially developed guidelines on product stewardship, occupational safety and environmental protection are designed to ensure that all of our employees act competently and responsibly.

To guard against possible liability risks and compensation claims, we have concluded insurance agreements to keep the potential consequences within reasonable limits or exclude them completely. The level of insurance coverage is continuously reexamined.

Legal risks

As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.

Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.

Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation, Bayer has been named as a defendant in approximately 14,660 cases worldwide (more than 14,550 of them in the United States). As of February 18, 2005, the number of Lipobay/Baycol cases pending against Bayer worldwide was 6,191 (6,111 of them in the United States, including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements. Several courts had entered orders requiring plaintiffs alleging injury from Baycol to furnish medical evidence of such injury according to a court-imposed schedule, and numerous cases have been dismissed for failure to provide such evidence.

As of February 18, 2005, Bayer had settled 2,938 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$ 1.114 billion. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability.

After more than three years of litigation we are currently aware of fewer than 100 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

In the 2003 fiscal year, Bayer recorded a €300 million charge to the operating result – exceeding the expected insurance coverage of approximately US$ 1.2 billion – taking into consideration expenses already incurred and quantifiable expenses expected in the future to be incurred in connection with the Lipobay/Baycol litigation risk. Further insurers have since acceded to the agreement concluded in the spring of 2004 under which the insurers have withdrawn the reservation of rights customary in these cases. Negotiations with one remaining insurer are ongoing. A €47 million charge to the operating result was recorded in 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.

Management Report	Bayer Annual Report 2004	39

A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and certain current and former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. Bayer believes it has meritorious defenses and will defend itself vigorously

PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA. Following the dismissal or withdrawal of many of these lawsuits, fewer than 850 cases remain pending against Bayer. Bayer is the sole defendant in approximately 550 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 300 cases. The majority of these cases are still at an early stage. Further dismissals are therefore possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence. Currently, approximately 290 appeals have been filed by some of the plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency.

Two PPA cases against Bayer have gone to trial so far. In the first case, in October 2004, a Texas jury awarded a plaintiff damages amounting to US$ 400,000. Bayer will appeal this decision. In the second case, in February 2005 in Utah, the jury returned a verdict in Bayer’s favor.

Although Bayer plans to vigorously defend the majority of its PPA cases, there are cases where Bayer may consider settlement to be appropriate. To date, the company has settled several cases without acknowledging liability.

Based on the relatively small number of pending cases in which adequate factual records have been developed to permit a meaningful assessment, a provision taking into account existing insurance coverage was established in 2004 for those cases where Bayer is considering settlement. This provision, in the amount of €16 million, is for possible settlements and further defense costs. It remains impossible, however, to reasonably estimate potential liability with respect to the balance of the pending PPA cases, so no provision has been recorded for them.

Bayer intends to vigorously defend the Lipobay/Baycol and PPA litigation. Since the existing insurance coverage is exhausted, it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.

Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. Bayer believes that it has meritorious defenses and will vigorously defend the litigation. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.

Rubber, polyester polyols, urethane: Risks also exist in connection with investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and approximately US$ 5 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received court approval and the respective amounts

40	Management Report	Bayer Annual Report 2004

have since been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigation, although a reliable estimate cannot yet be made as to the actual amount of any fines.

Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. This fine, for which a provision has been established, requires court approval. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.

A number of civil claims for damages have been filed in the United States, and a few in Canada, against Bayer AG and some of its subsidiaries. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are still at a very early stage.

The financial risk associated with all of the above litigation (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, so no accounting measures have been taken in this regard. The company expects that, in the course of the above-mentioned regulatory proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company.

In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other raw materials for urethane products. These lawsuits are also at a very early stage.

Patent and contractual disputes: Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate® and the ADVIA Centaur® immunoassay system. In another dispute, Bayer has filed suit against several companies alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.

Risks also exist in connection with court or out-of-court proceedings in which Bayer is alleged to have violated contractual or pre-contractual obligations. For example, Aventis Behring LLC alleges that Bayer violated contractual obligations relating to the supply of Helixate® and is seeking damages. The purchaser of the global Everest® herbicide business alleges that, during the negotiations for the sale of the business, information was withheld or misrepresented and has filed suit for rescission of the transaction or damages. Limagrain Genetics Corporation has filed suit against Bayer – as legal successor to Rhône-Poulenc – for indemnity against liabilities to third parties arising from breach of contract.

Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.

Product liability and other litigation: Legal risks also arise from product liability lawsuits other than those concerning Lipobay/Baycol and PPA. A class action is pending in the United States against Bayer Corporation, seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV through blood plasma products. This class action has been widened to include U.S. residents who claim to have become infected with HCV (hepatitis C virus) through such products. Bayer Corporation is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, which was used in immunoglobulin and nasal sprays. Claims are also being asserted against Bayer in the United States for damage to bees, honey and wax allegedly caused by imidacloprid.

Also in the United States, a case is pending against Bayer CropScience LP for compensation for loss of earnings and damage allegedly caused by effects of fipronil in crawfish farms.

Bayer Corporation, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.

A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the

Management Report	Bayer Annual Report 2004	41

known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to indemnify Bayer.

Bayer believes it also has meritorious defenses in these product liability and other cases and will defend itself vigorously.

Acquisition and capital expenditure risks

Business risks also include those pertaining to acquisitions, capital expenditures and research and development activities. These future-oriented activities are vital to the continued existence of the Group, yet they also harbor risks because of the related uncertainties. We control and mitigate operating risks by exercising due diligence prior to such activities and by tracking their progress. For example, we investigate whether budgets can be adhered to, whether original forecasts can be met, and whether additional financial or technological risks are likely to emerge.

Liability considerations following the LANXESS spin-off

The liability situation following the spin-off of the LANXESS subgroup is governed by both statutory and contractual provisions.

Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and LANXESS AG are thus jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. The company to which the respective obligations were not assigned under the Spin-Off and Acquisition Agreement ceases to be liable for such obligations after a five-year period.

Under the Master Agreement, Bayer AG and LANXESS AG shall release the other party from those liabilities each has assumed as principal debtor according to the Spin-Off Agreement and Acquisition Agreement.

The Master Agreement contains provisions for the general apportionment of liability as well as special provisions relating to the apportionment of product liability and of liability for environmental contamination and antitrust violations between Bayer AG and LANXESS AG. The Master Agreement applies to all activities of Bayer AG and LANXESS AG units throughout the world, subject to certain conditions for the United States.

Subsequent Events

At the beginning of 2005, Bayer regained the co-promotion rights for Levitra® in the most important markets outside the United States. The existing co-promotion agreement with GlaxoSmithKline was terminated for these markets, giving Bayer exclusive distribution rights. The transaction will have a one-time negative effect of about €100 million on first-quarter earnings in 2005.

Effective January 1, 2005, we largely completed the purchase of Roche Consumer Health. Since January, this business with non-prescription drugs and vitamins has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global activities of Roche Consumer Health, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco; and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the three largest global suppliers of prescription-free medicines. The provisional acquisition price for the worldwide consumer health business of Roche, before the assumption of debt, is approximately €2,373 million, including about €208 million for the purchase – completed in 2004 – of the remaining 50 percent interest in our U.S. joint venture with Roche. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,082 million cash transfer, of which €200 was paid in advance at the end of 2004, and the assumption of some €64 million in financial liabilities. The ancillary costs of the acquisition so far amount to about €18 million. Since the acquisition closed only recently, it has not yet been possible to allocate the acquisition price among the acquired assets.

On January 28, 2005, the spin-off of LANXESS was entered into the commercial register for Bayer AG. Since January 31, 2005, LANXESS shares have been listed in the Prime Standard sub-segment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange.

42	Management Report	Bayer Annual Report 2004

Future Perspectives

Economic Outlook

We expect the global economy to remain on an expansionary course and maintain its robust growth in 2005, albeit at a slower pace for the time being due to the continuing high price of oil and the upward trend in interest rates. However, we do not expect these factors to lead to a major downturn.

In the euro zone, although the positive global business environment and advantageous financing conditions favor further expansion, we do not expect the pace of growth to pick up significantly in an economy that is largely driven by exports. By contrast, domestic demand could gradually gain momentum over the course of the year. In Germany we expect the moderate recovery to continue, with domestic demand increasing slightly and growth in exports slowing. On the other hand, the dynamic growth trend in the countries of eastern Europe will continue as in 2004, with investment and exports providing the main stimulus.

We expect the U.S. economy to slow down in the coming months but remain robust overall, based on increasing private-sector investment and continuing strong private consumption driven by an improvement on the employment market.

Due to the ongoing positive economic situation in Asia, we expect further stable growth in that region. However, there are indications that export growth will slow due to the weakening global economy. Overall economic expansion in China will most likely slow somewhat due to government measures to control the economy and to declining export growth. Nevertheless, we expect growth rates to remain high overall. In Japan we anticipate that the slowdown will continue, with only moderate growth in 2005.

The outlook for most Latin American economies has dimmed somewhat. Economic growth is expected to slow, particularly as a result of the more restrained development in the United States and a decline in raw material prices from what in some cases are very high levels. We also see risks for exports should South American currencies gain significant long-term value against the U.S. dollar.

Business Strategy

Following the successful stock-market listing of LANXESS, the Bayer Group is concentrating on the fast-growing, innovation-driven health care, nutrition and high-tech materials businesses in line with its mission statement: “Bayer: Science For A Better Life”. By strategically aligning ourselves to these attractive markets and concentrating on our core competencies, we will invest more intensively in growth areas and innovative technologies in order to achieve a leadership role or expand our already strong market positions. We will optimize our allocation of resources and press ahead with cost-containment and efficiency-improvement programs in order to make Bayer more successful, and thus increase the company’s value, over the long term.

Bayer HealthCare

As part of its realignment, the Bayer HealthCare subgroup is positioning its Pharmaceuticals Division as a medium-sized supplier with appropriate structures. On the basis of the existing portfolio, the priorities in Pharmaceuticals are currently infectious diseases, cardiovascular risk management (including diabetes), urology and oncology. Oncology and cardiovascular risk management, including diabetes, will be the main areas of strategic focus in the future. Accordingly, Bayer’s global pharmaceutical research and development activities are being adapted to the division’s new business framework. This adjustment entails a reduction in R&D staff.

Our pharmaceutical strategy also includes the regular evaluation of opportunities to enter into regional collaborations, alliances and license agreements, as well as continuous life-cycle management to further enhance the success of products that are already on the market.

Management Report	Bayer Annual Report 2004	43

In this context, we have formed an extensive regional pharmaceutical alliance with Schering-Plough Corporation, under which this U.S.-based company will market and distribute some of our primary care products in that country. A co-marketing agreement concerning the future promotion of Schering-Plough’s cardiovascular drug Zetia® in Japan has also been signed. At the same time, we are establishing a global Specialty Care business unit in the United States that will focus on oncology. In that country, Bayer will concentrate on highly profitable medicines and biotech products for medical specialists.

Following the divestiture of the plasma business of the Biological Products Division, we aim to expand our Kogenate® brand while maintaining profitability. To achieve this, we plan to increasingly set Kogenate® apart from competing products and gain market share by focusing on patient needs – particularly an improved quality of life for people with hemophilia.

Our Consumer Care Division aims to outperform the OTC market and thus strengthen its global position. One focus is the analgesics business, and the Aspirin® brand in particular. In July 2004 Bayer announced its acquisition of Roche’s consumer health business and the integration of these activities into the Consumer Care Division. We also acquired Roche’s 50-percent interest in the joint venture we established with that company in 1996 in the United States, as well as five other production sites. The global headquarters of the company created by this merger will be in Morristown, New Jersey, United States. We continue to regularly examine external growth opportunities designed to strengthen both our portfolio and our regional presence.

In the area of diagnostics, we have divided our professional testing and self-testing activities into the Diagnostics and Diabetes Care divisions. The Diagnostics Division comprises the strategic business entities of Central Laboratory Testing, Near Patient Testing and Molecular Testing (formerly Nucleic Acid Diagnostics). Diagnostics aims to outperform the market and attain a strong position for the long term, with profitability above the market average. The division plans to achieve this by introducing innovative solutions for its customers and concentrating on a comprehensive and highly diversified product portfolio.

The objectives of the Diabetes Care Division are to grow faster than the market and to improve profitability. To this end, we are expanding our product range by developing new measurement systems and test strips with more intuitive and user-friendly application to enable diabetes patients to monitor their blood sugar levels with minimal inconvenience. In order to achieve our goals, we will continue to strengthen our expertise through strategic partnerships.

We aim to continue developing the profitable business of the Animal Health Division. In addition to enhancing existing core products, Animal Health regularly evaluates opportunities to round out its product portfolio.

Bayer CropScience

The Bayer CropScience subgroup aims to be a preferred partner in the production of high-quality food and animal feeds, renewable raw materials and fibers. We strive to become the world’s leading supplier of innovative products and solutions for both agricultural and non-agricultural (Environmental Science) applications. Bayer CropScience intends to achieve its earnings targets primarily by introducing new products, realizing synergies, keeping tight control on costs and consolidating its product range. In 2004 we launched an initiative to further enhance efficiency in all areas of the company by improving internal business processes and adapting research and development activities.

The Crop Protection Business Group is committed to defending its leading market position. Here we are relying in particular on our strong presence in all parts of the world and on our balanced range of innovative, high-performance insecticides, fungicides, herbicides and seed treatment products. An important growth factor is the continuous introduction of new products from our research and development pipeline.

Environmental Science is one of the world’s leading suppliers of non-agricultural pest control products. Our goal is to further expand this market position by steadily improving our product range, building strong partnerships with our customers and offering customer-oriented innovations.

44	Management Report	Bayer Annual Report 2004

BioScience is globally active in seed research, development and marketing and in solutions derived from plant biotechnology and breeding. Our strategic focus lies on the following areas:

• Agricultural crops, focused on seed and plants with improved performance and productivity, especially for the core crops of cotton, canola and rice.

• New business ventures, where we develop innovative, plant-based materials for applications in health care, biomaterials and nutrition.

• Vegetables, where we are among the leading developers and suppliers of high-quality vegetable seed varieties. Here we intend to exploit further growth opportunities.

Bayer MaterialScience

The Bayer MaterialScience subgroup aims to further expand its global market positions by exploiting the growth potential of its new and optimized portfolio and by concentrating on capital expenditure projects in Asia. We are pursuing an organic growth strategy supported by both product and process innovations and active portfolio management in order to maintain a balanced mix of commodities and specialty products. We aim to steadily expand the contribution of specialties by pursuing activities in future growth fields. Examples here include developing functional surfaces and smart materials – such as photoaddressable polymers for holographic data storage – and evaluating how nanotechnology could contribute to the Bayer MaterialScience product range.

We plan to improve our margins by continuously streamlining our existing product portfolio, introducing efficient cost structures, eliminating capacity bottlenecks and continuing to exploit our regional growth potential, particularly in Asia and with a focus on China. For both our polycarbonates and our polyurethanes businesses, we strive to achieve the most cost-effective production possible by establishing world-scale facilities. Through optimized procurement strategies for petrochemicals, we hope to limit the otherwise substantial raw material price risk and thus improve the earnings situation in all business units. We also constantly investigate options for external growth through collaborations and joint ventures.

Financial strategy

The financial management of the Bayer Group is conducted centrally within the management holding company Bayer AG. The prime objectives of our financial management are the provision of sufficient short- and medium-term liquidity, a generally conservative debt policy and effective risk management. In pursuing these objectives, we endeavor at the same time to optimize our financing costs.

The situation on the international financial markets of relevance to the Bayer Group was stable last year. We do not expect this situation to change in the short term.

Against this background, our financial strategy remains geared toward maintaining a favorable credit rating. Standard & Poor’s currently gives Bayer a long-term A rating, while Moody’s rates us at A3. The short-term ratings are A-1 by Standard & Poor’s and P-2 by Moody’s.

The Roche OTC acquisition was paid for at the end of 2004 and the beginning of 2005 out of liquid assets without additional borrowings. While this reduction in liquidity results in a short-term increase in net debt, the increase will be offset by a positive operating cash flow, cash receipts from loan repayments, and the assumption of €1.1 billion in debt by the LANXESS group. As planned, LANXESS financed the latter transaction externally on the credit and capital market.

Our medium term financial strategy remains directed toward further reducing net debt, which we have done consistently in the two years since the Aventis CropScience acquisition. Bayer plans to divest the shares it receives upon conversion of the mandatory convertible bonds of LANXESS AG so as to impact the market price as little as possible. We do not intend to hold a long-term interest in LANXESS, but plan to use the proceeds from the sale of the shares – along with cash flows from our business operations – to reduce debt.

We use financial derivatives to hedge against risks arising from business operations or related financial transactions. We do not enter into speculative transactions. It is our policy to diminish the default risk by selecting trading partners with a high credit standing. We closely monitor the execution of all transactions, which are conducted according to detailed Group-wide guidelines laid down by the Board of Management.

Management Report	Bayer Annual Report 2004	45

Objectives for 2005

Planning assumptions

Our operating budget is based on an exchange rate of US$ 1.35 to the euro, petrochemical raw material prices roughly in line with the high level of the fourth quarter 2004, and a positive overall business environment, with growth rates down slightly compared to the previous year.

For fiscal 2005 we anticipate depreciation and amortization of about €1.7 billion and capital expenditures of approximately €1.4 billion.

Group sales and earnings performance

We expect to further improve the Bayer Group’s operating performance in 2005, targeting an increase of more than 5 percent growth in currency- and portfolio-adjusted sales from continuing operations, to over €25 billion.

As far as earnings are concerned, we aim to improve EBIT from continuing operations before special items by roughly 20 percent year on year, which would be another major step toward achieving our medium-term profitability target.

We are budgeting for special charges of approximately €300 million in 2005, mainly from the integration of the Roche OTC business, the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®, and restructuring measures. This amount does not include litigation-related expenses.

Subgroups’ sales and earnings performance

For the health care sector and thus for our HealthCare subgroup, we expect a favorable business environment again in 2005. Against this background, we aim to grow faster than the market in local currencies in the Consumer Care, Diabetes Care and Animal Health divisions, and with Kogenate®. We expect sales of the Pharmaceuticals Division to decline, as additional business with new products will not completely offset the decline in business with Ciprobay®/Cipro®. The underlying earnings performance of HealthCare this year will be impaired by lower sales of Cipro® and lower margins resulting from the fair-value recognition of the inventories received with the Roche consumer health acquisition. Without this one-time effect, we expect EBIT of our HealthCare business before special items to remain more or less steady year on year. For the Pharmaceuticals, Biological Products segment we are aiming for an underlying EBIT margin of about 10 percent.

We expect a considerable improvement in the earnings of our CropScience subgroup. We believe that the business environment will remain positive, and our goal is to outperform the market in local currencies. We anticipate that sales will decline slightly because of currency effects.

MaterialScience expects a significant expansion in business, and thus also a considerable improvement in EBIT before special items. We anticipate that selling prices will improve, while raw material costs will remain high, and that our cost-containment measures will help to boost earnings.

48	Investor Information	Bayer Annual Report 2004

Bayer stock gains momentum in the second half of 2004

Despite rising raw material prices and the strength of the euro, Bayer stock did well over the year as a whole, posting a performance of almost 10 percent (including the dividend). Our financial market communications centered on the progress of the Bayer Group’s realignment. The spin-off of LANXESS succeeded in creating additional value for stockholders.

Equity market rallied in second half

Following double-digit gains in the previous year, 2004 was essentially a year of consolidation on the German equity market with, on average, smaller rises in share prices. The German stock index DAX closed the year up 7.3 percent at 4,256 points, mainly on account of a rally in the second half that was driven by a drop in the oil price, encouraging economic data in the United States and predominantly positive reports from the corporate sector. The European blue-chip index EURO STOXX 50, which includes Bayer, was up 9.8 percent on the year.

Bayer stock also developed well, closing the year at €24.94 (+ 7.4 percent). Including the 2003 dividend of €0.50 per share, paid in 2004, our stock achieved a performance of 9.6 percent.

Bayer stock, like the DAX, moved mainly sideways in the first half, reaching a year low of €19.49 (closing price on March 22, 2004) and then regaining ground up to mid-year, due partly to strong quarterly results and encouraging data for our cancer drug currently in clinical development. Between mid-August and year end, Bayer stock rose more than 25 percent, mirroring the general improvement in market sentiment. This upward trend was aided by the improved outlook for our industrial business, the pharmaceuticals alliance with Schering-Plough, and the divestment of the plasma activities to a group of U.S. investors.

Investor Information	Bayer Annual Report 2004	49

LANXESS spin-off creates value for stockholders

The spin-off of most of the chemicals business and about one third of the polymers activities to LANXESS AG was successfully accomplished, generating additional value for Bayer stockholders. After the first ten days’ trading, LANXESS stock was quoted at €16.64 (February 11, 2005).

Compared with the last price of €24.94* quoted for Bayer stock before the spin-off (January 28, 2005), the value created amounted to 12.3 percent. The DAX rose by 4.4 percent over the same period.

Financial analysts were positive about the effects of the spin-off, and some reduced the conglomerate discount. Bayer was considered to have sharpened its focus on its core competencies.

Increased dividend of €0.55 per share proposed

The Board of Management and Supervisory Board will propose to the Annual Stockholders’ Meeting that a dividend of €0.55 per share be declared for 2004. This is 10 percent more than last year and gives a payout ratio of approximately 67 percent of Group net income. The dividend yield calculated on the year-end share price comes to 2.2 percent.

Bayer Stock Data		2003		2004
Dividend	€	0.50		0.55

Earnings per share	€	(1.86)		0.83

Cash flow per share	€	3.92	**	4.40

Equity per share	€	16.72		16.80

Year-end price***	€	23.22		24.94

High for the year***	€	23.85		25.44

Low for the year***	€	10.28		19.49

Shares issued as of year end	million	730.34		730.34

Average daily share turnover on German stock exchanges	million	5.4		3.9

Market capitalization at year end	€ billion	17.0		18.2

Total dividend payment	€ million	365		402

Price/earnings ratio		—		30.0

Price/cash flow ratio		5.9		5.7

Dividend yield	%	2.2		2.2

*	historical price. Pre-spin-off prices have since been adjusted by Deutsche Börse and the information services.

**	2003 figure restated

***	XETRA closing prices

50	Investor Information	Bayer Annual Report 2004

This dividend proposal underlines the confidence of the Board of Management and Supervisory Board in the future earning power of the new Bayer Group.

Group realignment dominated investor relations activities

In 2004 our financial market communications were dominated by the realignment of the Bayer Group. The LANXESS spin-off featured prominently at our investors’ and analysts’ meetings, with CEO Werner Wenning and CFO Klaus Kühn providing detailed information on the LANXESS stock market listing, the new company’s capital resources and Bayer’s future direction.

Bayer gave a total of more than 30 presentations to investors in Germany and international financial centers during 2004.

Major discussion topics concerning Bayer HealthCare were the announcement of the Roche OTC acquisition in July and the creation of a pharmaceuticals alliance with Schering-Plough in September. Arthur Higgins, Chairman of the Executive Committee of Bayer HealthCare since July 2004, outlined the subgroup’s new strategy at numerous meetings.

Bayer CropScience is also under new management. Professor Friedrich Berschauer, its CEO since April 2004, spoke with members of the financial community in Frankfurt and London about the prospects for the agrochemicals market, the subgroup’s strategic alignment and the steps being taken to achieve its performance targets.

In 2004 investors also showed growing interest in our industrial business. Bayer MaterialScience CEO Dr. Hagen Noerenberg answered questions on topics such as the effects of increases in raw material prices, our presence in fast-growing markets and our views on the sustainability of their expansion.

Bayer Stock Highs and Lows in 2004
Prices in €
26
25
24
23
22
21
20
19
18
25.39
24.38
23.74
24.32
22.80
22.55
23.63
19.81
19.49
22.73
22.73
20.08
23.61
23.40
21.05
23.75
23.70
22.55
23.68
22.18
21.28
22.10
20.97
19.86
22.22
22.02
20.89
23.16
22.21
21.74
24.42
23.84
22.54
25.44
24.94
24.22
January
February
March
April
May
June
July
August
September
October
November
December
High and low closing prices
Month-end closing price

Investor Information	Bayer Annual Report 2004 51

Dividends Paid 1994–2004

0.66
0.77
0.87
0.97
1.02
1.30
1.40
0.90
0.90
0.50
0.55
461
541
629
710
747
949
1,022
657
657
365
402
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Total dividend payment (€ million)
Dividend per share (€)

Management also provided information to private investors at equity forums organized by various banks. In October we set up a hotline that private investors and employees could call for technical information on the spin-off of LANXESS.

Investor relations website in great demand

Last year the Internet continued to be among the most popular sources of information. To supplement services such as downloads of financial reports and presentations and webcasts of analysts’ conferences,we have now added information on our corporate bonds, including details of our financing strategy, debt programs and current credit ratings.

Further awards for IR website

For the second year in a row, MZ Consult of the United States awarded our website 8 1 first place in its IR Global Rankings, which covered 400 companies in 40 countries.

The online communications agency NetFederation Interactive Media also gave Bayer the top score in its IR Benchmark Study 2004, putting Bayer in first place among 110 companies in both the overall and the DAX 30 rankings.

81 WWW.INVESTOR.BAYER.COM

52 Corporate Governance *	Bayer Annual Report 2004

Management and oversight in accordance with German law and Corporate Governance Code

Bayer respects the German Corporate Governance Code,8 1 which is integrated into paragraph 161 of the German Stock Corporation Act. In the past year the company has taken further action to comply with the Code’s recommendations, as amended on May 21, 2003. For example, the company now applies the recommendation that the Board of Management appoint a representative to exercise stockholders’ voting rights in accordance with their instructions (Section 2.3.3).

This applies primarily to our Annual Stockholders’Meeting, which is presided over by the Chairman of the Supervisory Board. Stockholders who have deposited their shares with authorized agents by a given date are entitled to attend these meetings.

Resolutions adopted at stockholders’ meetings are binding on all stockholders and the company. They include resolutions on profit distribution, ratification of the actions of the Board of Management and Supervisory Board, and the appointment of auditors. Decisions to amend the company’s Articles of Incorporation or allow changes to the capital stock may only be made at a stockholders’ meeting and subsequently implemented by the Board of Management. The stockholders can submit countermotions to the resolutions proposed by the Board of Management and Supervisory Board. They can also contest a resolution adopted by the Stockholders’ Meeting and demand that it be submitted for judicial review.

Since last year,Bayer has also complied with Section 4.2.3, paragraph 2, sentence 4 of the Code, under which the Supervisory Board should agree a cap on payments to Board of Management members under stock option or similar programs in the event of extraordinary, unforeseen developments. Agreements to this effect have been made with the members of the Board of Management for the current stock option program.

Board of Management: three components of annual remuneration

The Board of Management,8 2 as the executive body of Bayer AG, is obligated to act in the best interests of the company. The Chairman of the Board of Management coordinates the principles of corporate policy. The most important tasks of the Board of Management include defining the company’s strategy, setting budgets and allocating corporate resources. It publishes the consolidated quarterly and annual financial statements of Bayer AG and the Bayer Group and makes key executive appointments. The Board of Management also ensures that the Supervisory Board receives regular, timely and comprehensive information on all relevant aspects of the company’s planning, business development, risk situation and risk management.

The remuneration of the Board of Management comprises an annual base salary, a fixed supplement, and a variable bonus that is oriented to the achievement of defined gross cash flow targets for the Bayer Group. In addition, members of the Board of Management may participate in a cash-settlement-based stock option program provided that they place shares of their own in a special deposit account. The stock option program constitutes a further performance-related component of their compensation.

The total remuneration of the Board of Management in 2004 amounted to €6,518,626, comprising €1,940,016 in base salaries, €810,573 in fixed supplements and €3,665,880 in variable bonuses. Also included in the total is an aggregate €102,157 of remuneration in kind, consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car.

*	report pursuant to Section 3.10 of the German Corporate Governance Code

81 WWW.BAYER.COM >  ABOUT BAYER  > CORPORATE GOVERNANCE
82 WWW.BAYER.COM >  ABOUT BAYER  > BOARD OF MANAGEMENT

Corporate Governance*	Bayer Annual Report 2004 53

Remuneration of the Members of the Board of Management
			Fixed
		Base	supple-	Variable		Stock	Stock
	Period	salary	ment	bonus	Total	options	options

						2004	2004 tranche

		€	€	€	€	tranche	Fair value in €

Klaus Kühn	Jan.-Dec.2004	408,417	170,647	771,120	1,350,184	6,735	212,355

Dr. Udo Oels	Jan.-Dec.2004	411,613	170,647	771,120	1,353,380	6,735	212,355

Dr. Richard Pott	Jan.-Dec.2004	408,627	170,647	771,120	1,350,394	6,735	212,355

Werner Wenning	Jan.-Dec.2004	711,359	298,632	1,352,520	2,362,511	11,820	372,685

From the 2004 tranche of the stock option program, the members of the Board of Management received a total of 32,025 stock options by virtue of their own investments. These options are blocked for the first three years. During the two-year exercise period thereafter, the holders will receive a cash payment not exceeding ten times their own investment, provided demanding performance criteria are met. The stock options from the 2004 tranche had a fair value of €31.53 each at the balance sheet date.

Supervisory Board: oversight and control functions

Under Bayer AG’s Articles of Incorporation,83 the remuneration of the Supervisory Board also takes the membership or chairmanship of Supervisory Board committees into account, in line with Section 5.4.5 of the German Corporate Governance Code.

The role of the 20-member Supervisory Board is to oversee the work of the Board of Management and provide advice. Under the German Codetermination Act, half the members of the Supervisory Board are elected by the stockholders, and half by the employees. The Supervisory Board is directly involved in decisions on matters of fundamental importance to the company and confers with the Board of Management on the company’s strategic alignment. It also holds regular discussions with the Board of Management on the company’s business strategy and the status of its implementation.

The Chairman of the Supervisory Board coordinates its work and presides over the meetings. Through regular discussions with the Board of Management, the Supervisory Board is kept constantly informed of business policy, corporate planning and strategy. The annual budget and the consolidated financial statements of Bayer AG and the Bayer Group are submitted to the Supervisory Board to obtain its approval, which must also take the auditors’ report into account. Details are provided in the Report of the Supervisory Board on page 138 ff of this Annual Report.

The committees set up by the Bayer AG Supervisory Board operate in compliance with the German Stock Corporation Act, the German Corporate Governance Code, the U.S. Sarbanes-Oxley Act and the rules of the New York Stock Exchange. The committees of the Supervisory Board are as follows:

•	Presidial Committee: This comprises two representatives of the stockholders and two representatives of the employees. Its main task is to serve as the mediation committee required by the German Codetermination Act. It submits proposals to the Supervisory Board on the appointment of members of the Board of Management if the necessary two-thirds majority is not achieved in the first vote by the full Supervisory Board.

•	Audit Committee: The Audit Committee comprises three stockholder representatives and three employee representatives. This committee meets regularly, three or four times a year. Its tasks include examining the company’s internal and external accounting and the quarterly and annual financial statements prepared by

83 WWW.BAYER.COM > ABOUT BAYER > SUPERVISORY BOARD

54 Corporate Governance *	Bayer Annual Report 2004

Declaration by the Board of Management and the Supervisory Board of Bayer AG

concerning the German Corporate Governance Code (May 21, 2003 version) pursuant to Article 161 of the German Stock Corporation Act

Under article 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of Bayer AG are required to issue an annual declaration that the company has been, and is, in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), or to advise of any recommendations that have not been, or are not being, applied. The declaration pursuant to article 161 of the Stock Corporation Act shall be available to shareholders at all times.

The Board of Management and the Supervisory Board of Bayer AG hereby declare that the company is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and has been in compliance since issuance of the last declaration of conformity in December 2003/January 2004. Only the following recommendations were not, or are not being, applied or were, or are being, applied in a modified form:

1. Section 2.3.3: The Company shall facilitate the personal exercising of shareholders’ rights. The company shall also assist the shareholders in the use of proxies. The Board of Management shall arrange for the appointment of a representative to exercise shareholders’ voting rights in accordance with instructions. The recommendation that a representative should be appointed to exercise stockholders’ voting rights in accordance with instructions was applied for the first time at the Annual Stockholders’ Meeting on April 30, 2004. Since then, all the above-mentioned recommendations have been fulfilled.

2. Section 3.8, Paragraph 2: If the company obtains D&O (Directors’ and Officers’ Liability) insurance for the Board of Management and the Supervisory Board, a suitable deductible should be agreed. The present D&O insurance for Bayer AG does not cover an intentional breach of duty. To the extent insurance coverage is provided, there is no deductible for members of the Board of Management or the Supervisory Board. Bayer AG has obtained personal declarations of obligation from the members of its Board of Management and Supervisory Board concerning the payment of a deductible, even if insurance coverage otherwise exists under D&O insurance obtained by the company. Pursuant to these declarations, members of the Board of Management who cause damage to the company or third parties through gross negligence under German standards in their Board of Management activity are to pay for such damage up to an amount equivalent to half of their annual income in the year in which the damage occurs. Members of the Supervisory Board who cause damage to the company or third parties through gross negligence under German standards in their Supervisory Board activity are to pay for such damage up to an amount equivalent to the variable portion of their respective annual compensation as members of the Supervisory Board for the year in which the damage occurs. This does not limit their liability toward the company or third parties.

3. Section 4.2.3, Paragraph 2, Sentence 4: For exceptional, unforeseen developments, the Supervisory Board (in connection with stock option programs or similar arrangements for boards of management) should agree on a possible limit (cap). The stock option program introduced in 2004 complies with this recommendation. The Supervisory Board also intends to reach corresponding agreements with the members of the Board of Management with regard to future stock option programs and similar arrangements.

4. Section 7.1.2. Sentence 2: The Consolidated Financial Statements shall be publicly accessible within 90 days following the end of the fiscal year; interim reports shall be publicly accessible within 45 days following the end of the reporting period. The interim reports for the first half and third quarter of 2004 were not published within 45 days following the respective closing dates because of the preparations to carve out certain chemicals and polymers activities. This recommendation will be applied again in the future.

Leverkusen, December 2004

For the Board of Management:		For the Supervisory Board:

/s/ Werner Wenning	/s/ Klaus Kühn	/s/ Manfred Schneider
Wenning	Kühn	Schneider

Corporate Governance *	Bayer Annual Report 2004 55

Remuneration of the Members of the Supervisory Board
	Basic	Variable
€	remuneration	remuneration	Total
Dr. Paul Achleitner	40,000	6,000	46,000

Dr. Josef Ackermann	40,000	6,000	46,000

Karl-Josef Ellrich	50,000	7,500	57,500

Erhard Gipperich	70,000	10,500	80,500

Thomas Hellmuth	40,000	6,000	46,000

Prof. Dr.-Ing.e.h. Hans-Olaf Henkel	50,000	7,500	57,500

Dr. h. c. Martin Kohlhaussen	70,000	10,500	80,500

John Christian Kornblum	40,000	6,000	46,000

Petra Kronen	50,000	7,500	57,500

Dr. Heinrich von Pierer	50,000	7,500	57,500

Wolfgang Schenk	50,000	7,500	57,500

Hubertus Schmoldt	50,000	7,500	57,500

Dr. Manfred Schneider	120,000	18,000	138,000

Dieter Schulte	40,000	6,000	46,000

Dipl.-Ing. Dr.-Ing. e.h. Jürgen Weber	40,000	6,000	46,000

Siegfried Wendlandt	50,000	7,500	57,500

Reinhard Wendt	40,000	6,000	46,000

Thomas de Win	50,000	7,500	57,500

Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker	40,000	6,000	46,000

Dr.Hermann Wunderlich	40,000	6,000	46,000

the Board of Management. On the basis of the auditors’ report on the annual financial statements, the Audit Committee submits proposals concerning their approval by the full Supervisory Board.

The Audit Committee also oversees the company’s internal control system and the procedures used to identify, track and manage risks. Other responsibilities include monitoring compliance with statutory and regulatory requirements.

The company’s internal audit department reports regularly to the Audit Committee, which is responsible for relations with the external auditors. The Audit Committee prepares the awarding of the audit contract to the audit firm appointed by the Annual Stockholders’Meeting, suggests areas of focus for the audit and determines the auditors’ remuneration. It also monitors the independence, qualifications, rotation and efficiency of the auditors.

The Supervisory Board of Bayer AG has designated Dr. Manfred Schneider as an Audit Committee Financial Expert pursuant to the Sarbanes-Oxley Act.

•	Human Resources Committee: On this committee, too, there is parity of representation between stockholders and employees. It consists of the Chairman of the Supervisory Board, one other stockholder representative and two employee representatives. The Human Resources Committee prepares the personnel decisions to be made by the Supervisory Board. In particular, it concludes employment contracts with the members of the Board of Management on behalf of the Supervisory Board. It also provides advice on long-term succession planning for the Board of Management.

Personal liability in place of a deductible

With regard to the recommendation made by the German Corporate Governance Code that a deductible be agreed for any D&O (directors’ and officers’ liability) insurance, Bayer hereby reiterates that its D&O insurance does not cover an intentional breach of duty and that no deductible applies.

Instead, personal declarations have been given by the members of the Board of Management and Supervisory Board that, should they cause damage to the company

56 Corporate Governance *	Bayer Annual Report 2004

or third parties through gross negligence (by German standards) in the performance of their duties, they undertake to pay for such damage up to the equivalent of half their total annual compensation for the year in which such damage occurs. The members of the Supervisory Board undertake to pay for such damage, if caused by them, up to the equivalent of the variable portion of their respective annual compensation as Supervisory Board members for the relevant year.

Systematic monitoring of all business activities

Bayer has an internal control system in place to ensure early identification of business or financial risks and enable it to manage such risks so as to minimize any impact on the achievement of its commercial objectives. The control system is designed to ensure timely and accurate accounting for all business processes and the constant availability of reliable data on the company’s financial position.

Where acquisitions are made during a fiscal year, every effort is made to align their internal control procedures to Bayer standards as quickly as possible.

Nevertheless, the control and risk management system cannot protect the company from all business risks. In particular, it cannot provide absolute protection against losses or fraudulent actions.

Corporate Compliance Program

Our corporate activity is governed by national and local laws and statutes that place a range of obligations on the Bayer Group and its employees throughout the world. Bayer manages its business responsibly in compliance with the statutory and regulatory requirements of the countries in which it operates.

The Board of Management has also issued directives to help it do so. These are summarized in the “Program for Legal Compliance and Corporate Responsibility at Bayer” (Corporate Compliance Program), 84 which contains binding rules on complying with international trade law, adhering to the principle of fair competition, and concluding contracts with business partners on fair terms.

To avoid conflicts of interest, every employee is required to separate corporate and private interests. The program also lays down clear rules for employee integrity toward the company and the responsible handling of insider information.

Compliance Committees have been set up at Bayer AG and its subgroups and service companies: Bayer Health-Care, Bayer CropScience, Bayer MaterialScience, Bayer Business Services, Bayer Technology Services and Bayer Industry Services. Each of these committees is chaired by a Compliance Officer who is a member, or reports directly to a member, of the respective company’s management or executive board. Each Compliance Committee includes at least one legal counsel.

The role of these committees is to initiate and monitor systematic, business-specific training and other measures necessary to ensure implementation of the Corporate Compliance Program. They are also responsible for investigating any suspected violations of the Corporate Compliance Program and, if necessary, taking steps to rectify them. All Compliance Committees report at least once a year to a coordination committee chaired by the Chief Financial Officer on any violations notified to them, the investigations carried out and their outcomes, and any corrective or disciplinary action taken. They also report on the systematic training and implementation measures they have initiated to foster compliance.

All Bayer employees are required to immediately report any violations of the Compliance Program. In Germany a telephone hotline to a law firm has been set up to allow this to be done anonymously.

Detailed reporting

To maximize transparency, we provide regular and timely information on the company’s position and significant changes in business activities to stockholders, financial analysts, stockholders’ associations, the media and the general public. Our reporting therefore complies with the recommendations of the Corporate Governance Code: Bayer publishes reports on business trends, earnings and the Group’s financial position four times a year. The annual consolidated financial state-

8 4 WWW.BAYER.COM > ABOUT BAYER > LEGAL COMPLIANCE

Corporate Governance *	Bayer Annual Report 2004 57

ments of the Bayer Group are published within 90 days following the end of the fiscal year. In addition to the annual report, quarterly reports, news conferences and analysts’ meetings, Bayer publishes the reports on Form 20-F (annual report) and 6-K (quarterly report) required by the U.S. Securities and Exchange Commission (SEC). Bayer also uses the Internet as a platform for timely disclosure of information. This includes details of the dates of major publications and events such as the annual report, quarterly reports and the Annual Stockholders’ Meeting.

In line with the principle of fair disclosure, we provide the same information to all stockholders and all main target groups. All significant new facts are disclosed immediately. Stockholders also have timely access to the information that Bayer publishes in foreign countries in compliance with local stock market regulations.

In addition to our regular reporting, we issue ad-hoc statements on developments that might not otherwise become publicly known but have the potential to materially affect the price of Bayer stock. In addition, the Board of Management issues an announcement as soon as it becomes aware that the voting rights held by a single stockholder have reached, exceeded or dropped below 5, 10, 25, 50 or 75 percent as a result of the purchase or sale of stock or any other circumstance. Similarly, Bayer provides information without delay on purchases or sales of Bayer AG or Group companies’ shares, stock options or other stock derivatives by members of the Board of Management or the Supervisory Board pursuant to Article 15a of the German Securities Trading Act.

Investor protection in compliance with the Sarbanes-Oxley Act

As an international company with subsidiaries in many countries, Bayer AG is listed on a number of stock exchanges around the world, including – since January 2002 – the New York Stock Exchange. Alongside the rules of the U.S. stock exchange regulator, the Securities and Exchange Commission (SEC), it therefore has to comply with specific U.S. laws such as the Sarbanes-Oxley Act adopted by the U.S. Congress in July 2002. This law is designed to provide greater protection for investors and has also resulted in a range of new corporate governance requirements in addition to the rules of the SEC.

The Bayer Group has brought its corporate governance into line with U.S. regulations. For example, it has set up a Disclosure Committee to review and approve all work-flows, especially those that generate material financial information about the company, before such information is published. A certification procedure has also been implemented to enable the management teams of the subgroups and subsidiaries to verify the accuracy of the financial data they provide for Group reporting purposes. This enables the Chief Executive Officer (the Chairman of the Board of Management) and the Chief Financial Officer to certify the Group financial statements as required by the Sarbanes-Oxley Act and duly submit them to the SEC.

Bayer has also redefined the tasks of the Audit Committee to comply with U.S. regulations and issued new rules on relations with the independent auditors.

Auditing in line with international standards

The financial statements for the Bayer Group are prepared in accordance with the principles set out in the International Financial Reporting Standards (IFRS). The financial statements of Bayer AG meet the requirements of the German Commercial Code. The financial statements of Bayer AG and the Bayer Group are prepared by the Board of Management, approved by the Supervisory Board and audited by independent auditors.

Since fiscal 2004 Bayer has also complied with the recommendation of the German Corporate Governance Code concerning the publication of a list of legal entities in which it has a shareholding that is “not of minor importance” (Section 7.1.4).

60 Sustainable Development	Bayer Annual Report 2004

Sustainability requires change

Aligning our corporate actions to sustainable-development principles means assuming economic, ecological and social responsibilities. It also means regularly reviewing our own structures and adapting them to equip our company and its employees for the future. In today’s rapidly changing world, no solutions are permanent.

We have largely completed the realignment of the Bayer Group and positioned ourselves for the future. A new Bayer mission statement describes the goals, strategy and values of our company. Listed here among the basic values to which we are committed are respect for people and nature and sustainability of our actions. Since living these values also requires formal structures, we have set up a Corporate Sustainability Board, which began its work in 2004. The subgroups and the holding company have worked closely together to define a Bayer Group Sustainable Development Policy on the basis of the recently issued Values and Leadership Principles.

As well as publishing our key safety and environmental performance indicators, we plan in future to provide further data to more specifically describe our social commitment. The considerable reductions in the figures for 2004 compared with 2003 (see table on next page), while also reflecting substantial improvements in our sustainability performance in all key areas due to steady technological advances, are predominantly related to the separation of LANXESS.

In 2004 Bayer became a registered Organizational Stakeholder of the Global Reporting Initiative (GRI). We support the mission of the GRI to develop globally accepted sustainability reporting guidelines through a worldwide multi-stakeholder process. Accordingly, we will continue to enhance our own reporting and publish regular Sustainable Development Reports 81.

Bayer is keenly involved in the discussion of environmental and consumer protection regulations and strategies at both the local and international levels. We are committed to the goals of a modern chemicals policy for the European Union and are willing to contribute to constructive solutions. However, the competitiveness of the European industry must not be jeopardized by over-regulation. We welcome the E.U. Commission’s environment and health strategy (SCALE), which is aimed particularly at improving the health of children and young people, and favor an approach to this issue that takes all health-relevant factors into account.

Working for climate and environmental protection

We also support the European climate policy, advocate an emissions trading system that does justice both to the interests of industry and to the need to protect the Earth’s climate. Our own contribution to climate protection is exemplary: since 1990 Bayer has reduced direct greenhouse gas emissions from its facilities by more than 60 percent. We have achieved this by modifying processes, employing the latest technologies, closing down older facilities and using new power plants that burn gas instead of coal and are therefore more efficient and emit smaller amounts of pollutants. By cutting back greenhouse gas emissions by almost two thirds over the past fifteen years, we have complied with the Kyoto Protocol and have already exceeded the 50 percent reduction that the Enquête Commission of the German parliament set as the target for 2020.

Our products and innovative manufacturing processes also help to reduce emissions in other ways. Here are two examples:

•	Together with partners, Bayer has developed a new hydrochloric acid electrolysis process for chlorine production. Based on oxygen depolarized cathode technology, it uses 30 percent less electrical energy than the process it replaces and thus also reduces carbon dioxide emissions. The first such facility has come on stream at our site in Brunsbüttel, Germany.

•	A novel polyurethane composite heat insulation system based on Bayer raw materials was approved for use in buildings in Germany in 2004. Such systems also have great potential in China, as they allow energy savings of up to 75 percent compared with the current Chinese standard.

Our environmental protection experts have also been particularly creative in the area of wastewater treatment.

8 1 WWW.SD.BAYER.COM

Sustainable Development	Bayer Annual Report 2004 61

Key Safety and Environmental Performance Indicators		2003	2004**
Category	Indicator

Safety	Industrial injuries to Bayer employees resulting in at least one day’s absence (MAQ* value)	3.4	2.7

	Reportable industrial injuries to Bayer employees (MAQ* value)	7.2	4.7

	Environmental or damage-causing incidents	21	6

	Number of transportation incidents according to CEFIC guidelines	28	11

Emissions and	Emissions to the atmosphere

solid waste	Climate-relevant gases (million metric tons CO2 equivalent per year)	5.4	4.2

	Volatile organic compounds (thousand metric tons per year)	10.7	4.6

	Emissions into water

	Total phosphorus (thousand metric tons per year)	0.6	0.8

	Total nitrogen (thousand metric tons per year)	3.4	0.7

	Hazardous waste

	Generated (million metric tons per year)	0.5	0.3

	Landfilled (million metric tons per year)	0.2	0.1

Resource consumption	Water consumption (million cubic meters per day)	2.1	1.4

	Energy consumption (petajoules [= 10[15] joules] per year)	141	91

*	MAQ = million-working-hour quota = number of injuries per million hours worked that resulted in at least one day’s absence

**	data excluding LANXESS

Ozonolysis is the name given to a new, patented use for a process that reduces the volume of wastewater sludge at Bayer’s Wuppertal site by up to 90 percent and at the same time treats the wastewater more efficiently. The invention not only benefits the environment, but also considerably reduces waste disposal costs – a prime example of constructive interplay between ecology and economy.

Bayer is also pursuing an innovative approach with its strategy for sustainable agriculture. Development of the strategy began in 2003 with a broadly based internal and external stakeholder process. This was followed in 2004 by the internal implementation phase, which included regional working groups, a case study series on the Internet and the development of targets, measures and performance parameters. The strategy defines three principal ways in which we can contribute to the spread of sustainable agriculture: by developing innovative agricultural technologies and solutions, by encouraging a life-cycle approach to product stewardship, and by promoting good agricultural practices and services.

Putting products to the test

For Bayer, the goal of sustainable, environmentally and socially responsible development applies not only to new processes and products, but also to existing ones. Systematic product analysis provides the basis for strategic decision-making, guides product development and thus enables state-of-the-art product management. It also identifies potential starting-points for new, worthwhile processes and technologies that may contribute to Bayer’s success in the future.

Recognition by the financial markets

Sustainability is an increasingly important criterion for investment decisions by financial services providers: in 2004 Bayer stock was again listed in the Dow Jones Sustainability World Index (DJSI World) and the European Dow Jones STOXX Sustainability Index (DJSI STOXX). These indices contain the shares of companies that are among the leaders in their respective industries with respect to economic, ecological and social performance. Bayer was rated very highly in categories such as “Strategic Planning” and “Environmental Reporting”, and was judged the best chemical company with regard to talent recruitment, employee retention and working conditions. More than 50 financial services providers in 14 countries now base their investment decisions on the Dow Jones Sustainability Indices. In 2004 these companies managed a total investment volume of nearly €3 billion. Bayer has been continuously included in the two most important sustainability indices since they were established in 1999 (DJSI World) and 2001 (DJSI STOXX), respectively.

62 Corporate Social Responsibility	Bayer Annual Report 2004

Commitment to the environment, education, sports and health

As part of its commitment to corporate citizenship, Bayer supports some 300 projects worldwide in the fields of education and research, environment and nature, basic social needs, sports and the arts. The company provides economic and technical expertise and donates money and materials, with many employees making active personal contributions to society and environmental protection in the context of these corporate efforts. Like sustainable development, corporate social responsibility is an integral part of Bayer’s new mission statement and corporate policy.

A major focus of our social commitment 81 in the fields of education and the environment is the partnership with UNEP, the United Nations Environment Programme. Building on many years’ experience with joint projects in Southeast Asia, we have globally expanded this collaboration through a cooperation agreement that makes Bayer the first private-sector partner to UNEP in the area of youth and the environment. To support the projects, Bayer will provide €1 million annually and further contributions in kind for an initial period of three years.

The partnership is aimed at increasing environmental awareness among young people throughout the world. The educational activities supported by Bayer range from youth environmental conferences through the international magazine Tunza to children’s art contests and prizes for young photographers. At the heart of the partnership is the Young Environmental Envoy program. At the end of 2004, another 50 young people from Asia, eastern Europe and Latin America went on a week-long study trip to Germany at the invitation of Bayer AG. Already active in environmental initiatives in their own countries, the youngsters received first-hand information on the latest environmental protection technologies at Bayer’s facilities. They also had the opportunity to talk about important aspects of sustainable development, both with Bayer experts and during visits to environmental institutions. Upon returning home, the young environmental envoys pass on their experience and expanded knowledge through their diverse networks. Since 1998 a total of 150 environmental envoys have visited Bayer under this program. Some of them now hold positions in which they have responsibility for environmental issues and can thus contribute significantly to sustainable development in their own countries.

Vocational training opportunities for disadvantaged youths

Young people are also at the focus of vocational training projects initiated by Bayer in Germany. For example, the company runs a career preparation program to help applicants who did not qualify for a vocational training placement on their first attempt. At the beginning of 2004 we considerably increased the number of places in this successful program to 175, and it now operates at the Wuppertal and Brunsbüttel sites as well as in Leverkusen, Dormagen and Uerdingen. Since 1988, 597 young people who successfully completed the one-year qualification phase have been accepted into vocational training programs. The children’s charity Deutsches Kinderhilfswerk honored Bayer’s commitment to socially disadvantaged young people with an award for corporate social responsibility presented under the patronage of Wolfgang Thierse, President of the German Bundestag.

Fair treatment of employees

A company’s social responsibilities include showing a commitment to its employees and offering them good occupational and development opportunities. Bayer takes these responsibilities seriously and addresses them in exemplary fashion, as evidenced by the “Fair Company” prize presented to Bayer by German magazine Junge Karriere. This award was made in recognition of Bayer’s responsible deployment of interns, trainees and entrance-level workers who do not hold full-time positions. Each year the company offers about 700 students

81 WWW.BAYER.COM > ABOUT BAYER > SOCIAL RESPONSIBILITY

Corporate Social Responsibility	Bayer Annual Report 2004 63

the opportunity to gain employment experience through qualified internships and thus improve their job prospects. Bayer regards the recruitment of highly educated young people as an important investment in the company’s future. Bayer’s German companies plan to hire about another 400 university graduates by 2007.

Disease control

Bayer’s worldwide social commitment is helping to achieve the aims of the United Nations’ Global Compact initiative. In the summer of 2000, Bayer was among the first industrial companies to join this worldwide initiative aimed at protecting human rights, caring for the environment, fighting corruption and ensuring certain minimum social standards. In 2004 Bayer again supported developing countries in their efforts to provide effective health care. For example, Bayer HealthCare is now donating supplies of the blood coagulation factor Kogenate® worth approximately US$ 10 million to the World Federation of Hemophilia. Providing this medicine free of charge will enable urgently needed treatment for hemophilia patients in 27 countries in Latin America, Africa, Asia and eastern Europe. In Central and South America, Bayer is assisting the World Health Organization in the fight against Chagas’ disease, an infection spread by blood-sucking parasites. Between 16 and 18 million people are currently infected, and a further 120 million are acutely at risk. Bayer is donating 250,000 Lampit® tablets to combat the disease, enough to cover the estimated demand for the drug for one year.

The fight against acquired immune deficiency syndrome (AIDS) is one of the biggest challenges facing the African continent. In Mozambique, Bayer is cooperating with the Community of Sant’Egidio, an international charity, on its DREAM project (Drug Enhancement Resource Against AIDS and Malnutrition). We are providing Sant’Egidio with test kits for monitoring the progression of HIV so that it can be more effectively treated. Some 60,000 people stand to benefit from these tests by 2006. We are also giving scientific and technical training to the medical workers concerned. Following the project’s successful launch in Mozambique, it is to be extended to other African countries in the coming years.

The Chinese government has placed the fight against AIDS on its political agenda and invited corporate involvement. Bayer has willingly taken up this cause in the world’s most populous country and has initiated diverse support projects, ranging from radio information campaigns to employee health programs and treatment projects in the communities near its sites. Mindful of the need for professional media communications to promote lasting awareness of the HIV/AIDS risk, Bayer has joined with Tsinghua University in Beijing in launching the Tsinghua — Bayer Public Health and HIV/AIDS Media Studies Program, an innovative course of study on health reporting. For years, Bayer has been a member of the Global Business Coalition on HIV/AIDS (GBC), an alliance of over 180 international companies dedicated to combating the AIDS epidemic. In the spring of 2004, a first meeting took place in Beijing between high-ranking Chinese politicians and GBC corporate representatives to explore the prospects for joint action. Bayer played a major role in convening the meeting.

100 years of Bayer sports

The promotion of leisure pursuits, cultural activities and sports 82 is another aspect of Bayer’s social commitment. In Germany alone, the company supports 67 sports clubs and cultural societies with a total of over 61,000 members. This wide range of company-sponsored clubs and societies is unique in Europe and has a long tradition. The training department and the orchestral society of what was then called Farbenfabriken Bayer were established in 1901. TSV Bayer 04 Leverkusen, Germany’s first company sports club, celebrated its centennial in 2004. Bayer athletes to date have won a total of 60 Olympic medals and more than 150 world or European championships. Through its support for 29 sports clubs, Bayer contributes significantly to the promotion of youth, recreational, professional and disabled sports in Germany.

Our many years of steady commitment to corporate social responsibility were acknowledged in a Europe-wide study conducted by the German publication manager-magazin that rates Bayer among the leading companies in this respect.

82 WWW.SPORT.BAYER.COM

Bayer Annual Report 2004

Consolidated Financial Statements of the Bayer Group

→	Management’s Statement of Responsibility for Financial Reporting

→	Independent Auditors’ Report

→	Statements of Income

→	Balance Sheets

→	Statements of Cash Flows

→	Statements of Changes in Stockholders’ Equity

Notes to the Consolidated Financial Statements of the Bayer Group

→	Key Data by Segment and Region

→	Accounting Policies

→	Explanation of significant deviations from German accounting rules pursuant to Article 292a of the German Commercial Code

→	Effect of new accounting pronouncements

→	Basic principles of the Group financial statements

→ Consolidation methods

→ Foreign currency translation

→ Recognition and valuation principles

→ Cash flow statement

→ Procedure used in global impairment testing and its impact

→	Scope of consolidation

→	Notes to the statements of income

→	Notes to the balance sheets

→	Notes to the statements of cash flows

→	Notes on segment reporting

→	Total remuneration of the Board of Management and the Supervisory Board; advances and loans

66 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004

Management’s Statement of Responsibility for Financial Reporting

The consolidated financial statements of the Bayer Group have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein. The same applies to the management report, which is consistent with the financial statements.

Our financial reporting takes place according to the rules issued by the International Accounting Standards Board, London.

Effective internal monitoring procedures instituted by Group management at the consolidated companies along with appropriate staff training ensure the propriety of our reporting and its compliance with legal provisions. Integrity and social responsibility form the basis of our corporate principles and of their application in areas such as environmental protection, quality, product safety, plant safety and adherence to local laws and regulations. The worldwide implementation of these principles and the reliability and effectiveness of the monitoring procedures are continuously verified by our Corporate Auditing Department.

These measures in conjunction with a uniform reporting system throughout the Group ensure that Group companies present the management with an accurate view of their business operations, enabling us to discern risks to our assets or fluctuations in the economic performances of Group companies at an early stage and at the same time providing a reliable basis for the consolidated financial statements and management report.

The Board of Management conducts the business of the Group in the interests of the stockholders and in awareness of its responsibilities toward employees, communities and the environment in all the countries in which we operate. Our declared aim is to deploy the resources entrusted to us in order to increase the value of the Bayer Group as a whole.

In accordance with the resolution of the Annual Stockholders’ Meeting, the Supervisory Board appointed PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors of the consolidated financial statements and of the statements’ compliance with the International Financial Reporting Standards. The scope of the auditors’ report, which appears on the following page, also includes Bayer’s risk management system, which they have audited in light of the German Law on Corporate Supervision and Transparency. The consolidated financial statements, the management report and the auditors’ report were discussed in detail, in the presence of the auditors, by the Audit Committee of the Supervisory Board and at a plenary meeting of the Supervisory Board. The Report of the Supervisory Board appears on page 138 ff of this Annual Report.

The Board of Management

Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004 67

Independent Auditors’ Report

We have audited the consolidated financial statements of the Bayer Group, established by Bayer Aktiengesellschaft, Leverkusen, Germany and consisting of the income statement, the balance sheet, the statement of changes in stockholders’ equity and the statement of cash flows as well as the notes to the financial statements for the financial year from January 1 through December 31, 2004. The preparation and the content of the financial statements according to the International Financial Reporting Standards (IFRS) of the IASB are the responsibility of the Board of Management of Bayer AG. Our responsibility is to express an opinion, based on our audit, about whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) (German Institute of Certified Public Accountants), and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as of December 31, 2004 give a true and fair view of the net assets, financial position, results of operations and cash flows of the Bayer Group for the financial year in accordance with IFRS.

Our audit, which - according to German auditing regulations - also extends to the Group management report prepared by the Board of Management for the financial year from January 1 through December 31, 2004, has not led to any reservations. In our opinion, on the whole the Group management report, together with the other information in the consolidated financial statements, provides a suitable understanding of the Group’s position and adequately presents the risks related to its future development. In addition, we confirm that the consolidated financial statements of the Bayer Group and the Group management report for the financial year from January 1 through December 31, 2004 satisfy the conditions required for the Company’s exemption from its duty to prepare the consolidated financial statements and the Group management report in accordance with German accounting law.

Essen, March 3, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht	V. Linke
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)

68 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004

Bayer Group Consolidated Statements of Income

€ million	Note	20031)	2004
Net sales	[1]	28,567	29,758

of which discontinuing operations	[6]	6,389	6,713

Cost of goods sold		(16,801)	(17,382)

Gross profit		11,766	12,376

Selling expenses	[2]	(6,460)	(6,155)

Research and development expenses	[3]	(2,404)	(2,107)

General administration expenses		(1,673)	(1,714)

Other operating income	[4]	1,158	804

Other operating expenses	[5]	(3,506)	(1,396)

Operating result [EBIT]	[7]	(1,119)	1,808

of which discontinuing operations	[6]	(1,639)	18

Expense from investments in affiliated companies - net	[8]	(93)	(158)

Interest expense - net	[9]	(353)	(275)

Other non-operating expenses - net	[10]	(429)	(390)

Non-operating result		(875)	(823)

Income (loss) before income taxes		(1,994)	985

Income taxes	[11]	645	(385)

Income (loss) after taxes		(1,349)	600

Minority stockholders’ interest	[13]	(12)	3

Net income (loss)		(1,361)	603

Earnings per share (€)	[14]	(1.86)	0.83

Diluted earnings per share (€)	[14]	(1.86)	0.83

1) 2003 figures restated

Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004 69

Bayer Group Consolidated Balance Sheets

€ million	Note	Dec. 31, 2003(1)	Dec. 31, 2004
Assets

Noncurrent assets

Intangible assets	[18]	6,514	6,017

Property, plant and equipment	[19]	9,937	9,184

Investments	[20]	1,781	1,654

		18,232	16,855

Current assets

Inventories	[21]	5,885	6,215

Receivables and other assets

Trade accounts receivable	[22]	5,071	5,580

Other receivables and other assets	[23]	3,854	4,153

		8,925	9,733

Liquid assets	[24]

Marketable securities and other instruments		129	29

Cash and cash equivalents		2,734	3,570

		2,863	3,599

		17,673	19,547

Deferred taxes	[11]	1,298	1,235

Deferred charges	[25]	242	167

Total assets		37,445	37,804

of which discontinuing operations	[35]	4,648	4,934

Stockholders’ Equity and Liabilities

Stockholders’ equity

Capital stock of Bayer AG		1,870	1,870

Capital reserves of Bayer AG		2,942	2,942

Retained earnings		10,479	8,753

Net income (loss)		(1,361)	603

Revaluation surplus		—	66

Other comprehensive income

Currency translation adjustment		(1,699)	(2,003)

Miscellaneous items		(18)	37

	[26]	12,213	12,268

Minority stockholders’ interest	[27]	123	111

Liabilities

Long-term liabilities

Long-term financial liabilities	[30]	7,378	7,117

Miscellaneous long-term liabilities	[32]	98	130

Provisions for pensions and other post-employment benefits	[28]	5,072	4,999

Other long-term provisions	[29]	1,343	1,400

		13,891	13,646

Short-term liabilities

Short-term financial liabilities	[30]	2,048	2,605

Trade accounts payable	[31]	2,265	2,276

Miscellaneous short-term liabilities	[32]	2,361	2,038

Short-term provisions	[29]	2,448	2,969

		9,122	9,888

		23,013	23,534

of which discontinuing operations	[35]	2,077	2,255

Deferred taxes	[11]	1,462	1,247

Deferred income	[34]	634	644

		37,445	37,804

1) 2003 figures restated

70 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004

Bayer Group Consolidated Statements of Cash Flows

€ million	Note	20031)	2004
Operating result [EBIT]		(1,119)	1,808

Income taxes		(607)	(527)

Depreciation and amortization		4,735	2,322

Change in pension provisions		(43)	(430)

(Gains) losses on retirements of noncurrent assets		(102)	37

Gross cash provided by (used in) operating activities2)		2,864	3,210

of which discontinuing operations	[42]	158	366

(Increase) decrease in inventories		(49)	(556)

(Increase) decrease in trade accounts receivable		115	(561)

Increase (decrease) in trade accounts payable		(143)	52

Changes in other working capital		506	305

Net cash provided by (used in) operating activities	[39]	3,293	2,450

of which discontinuing operations	[42]	33	218

Cash outflows for additions to property, plant and equipment		(1,653)	(1,251)

Cash inflows from sales of property, plant and equipment		1,644	200

Cash inflows from sales of investments		258	90

Cash outflows for acquisitions less acquired cash		(72)	(358)

Interest and dividends received		366	400

Net cash inflow (outflow) from marketable securities		(83)	105

Net cash provided by (used in) investing activities	[40]	460	(814)

of which discontinuing operations	[42]	(274)	(283)

Capital contributions		0	10

Bayer AG dividend and dividend payments to minority stockholders		(664)	(559)

Issuances of debt		1,621	1,393

Retirements of debt		(1,936)	(881)

Interest paid		(782)	(724)

Net cash provided by (used in) financing activities	[41]	(1,761)	(761)

of which discontinuing operations	[42]	241	65

Change in cash and cash equivalents due to business activities		1,992	875

Cash and cash equivalents at beginning of year		767	2,734

Change in cash and cash equivalents due to changes in scope of consolidation		1	6

Change in cash and cash equivalents due to exchange rate movements		(26)	(45)

Cash and cash equivalents at end of year	[43]	2,734	3,570

Marketable securities and other instruments		129	29

Liquid assets as per balance sheets		2,863	3,599

1) 2003 figures restated

2) for definition see Bayer Group Key Data on front flap

Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2004 71

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity

							Miscellaneous
							items
							Fair-value
	Capital	Capital			Net	Currency	remeasure-
	stock	reserves	Revaluation	Retained	income	translation	ment of	Cash flow
€ million	of Bayer AG	of Bayer AG	surplus	earnings	(loss)	adjustment	securites	hedges	Total
Dec. 31, 2002	1,870	2,942	0	10,076	1,060	(593)	(7)	(13)	15,335

Changes in stockholders’ equity resulting from capital contributions and dividend payments

Capital contributions									0

Dividend payments					(657)				(657)

	0	0	0	0	(657)	0	0	0	(657)

Other changes in stockholders’ equity not recognized in net income

Exchange differences						(1,106)			(1,106)

Other differences							20	(18)	2

of which realized (gains) losses							1	3	4

	0	0	0	0	0	(1,106)	20	(18)	(1,104)

Changes in stockholders’ equity recognized in net income

Allocation to retained earnings				403	(403)				0

Net income for 2003					(1,361)				(1,361)

	0	0	0	403	(1,764)	0	0	0	(1,361)

Dec. 31, 2003	1,870	2,942	0	10,479	(1,361)	(1,699)	13	(31)	12,213

Changes in stockholders’ equity resulting from capital contributions and dividend payments

Capital contributions									0

Dividend payments					(365)				(365)

	0	0	0	0	(365)	0	0	0	(365)

Other changes in stockholders’ equity not recognized in net income

Exchange differences						(304)			(304)

Other differences			66				7	48	121

of which realized (gains) losses							(6)	2	(4)

	0	0	66	0	0	(304)	7	48	(183)

Changes in stockholders’ equity recognized in net income

Allocation from retained earnings				(1,726)	1,726				0

Net income for 2004					603				603

	0	0	0	(1,726)	2,329	0	0	0	603

Dec. 31, 2004	1,870	2,942	66	8,753	603	(2,003)	20	17	12,268

72 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Key Data by Segment and Region

Segments

€ million	HealthCare								CropScience
	Pharmaceuticals,		Of which discontinuing		Consumer Care,		Animal Health		CropScience
	Biological Products		operations Plasma		Diagnostics
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	4,745	4,388	613	660	3,336	3,311	790	786	5,764	5,946

- Change in €	- 0.5%	- 7.5%			- 11.2%	- 0.7%	- 7.1%	- 0.5%	+ 22.7%	+ 3.2%

- Change in local currencies	+ 11.4%	- 3.4%			- 0.3%	+ 4.6%	+ 4.7%	+ 4.5%	+ 32.4%	+ 7.1%

Intersegment sales	51	42			4	18	8	4	69	57

Other operating income	100	128			383	26	25	12	329	171

Operating result [EBIT]	(408)	302	(349)	(56)	601	400	172	157	342	492

Return on sales	(8.6)%	6.9%			18.0%	12.1%	21.8%	20.0%	5.9%	8.3%

Gross cash flow*	23	405	(122)	60	648	448	144	109	860	893

Capital invested	3,001	2,934			2,891	2,609	409	392	8,033	8,386

CFROI	0.6%	14.4%			20.9%	15.6%	27.1%	25.4%	9.6%	10.6%

Net cash flow*	(163)	215	(98)	(16)	719	667	226	125	1,165	778

Equity-method income (loss)	0	0			0	0	0	0	0	0

Equity-method investments	4	4			0	0	0	0	0	0

Total assets	4,632	4,581	619	621	3,207	3,096	575	554	10,745	10,820

Capital expenditures	185	134			201	161	21	25	413	209

Amortization and depreciation	555	220	227	46	300	239	32	23	749	727

Liabilities	2,279	2,067	89	134	961	1,021	207	176	2,808	2,607

Research and development expenses	964	788	44	47	209	189	72	67	725	679

Number of employees (as of Dec. 31)	20,700	20,000	1,600	1,600	11,000	10,800	2,900	2,900	19,400	19,400

[Additional columns below]

[Continued from above table, first column(s) repeated]

	MaterialScience				LANXESS

					LANXESS
	Materials		Systems		discontinuing		Reconciliation		Bayer Group
					operations
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	2,777	3,248	4,676	5,349	5,776	6,053	703	677	28,567	29,758

- Change in €	- 3.4%	+ 17.0%	- 2.3%	+ 14.4%	- 7.5%	+ 4.8%			- 3.6%	+ 4.2%

- Change in local currencies	+ 5.1%	+ 22.1%	+ 6.5%	+ 18.8%	- 1.7%	+ 7.8%			+ 5.0%	+ 8.2%

Intersegment sales	23	27	297	339	557	659	(1,009)	(1,146)

Other operating income	21	32	44	96	85	64	171	275	1,158	804

Operating result [EBIT]	58	293	(455)	348	(1,290)	74	(139)	(258)	(1,119)	1,808

Return on sales	2.1%	9.0%	(9.7)%	6.5%	(22.3)%	1.2%			(3.9)%	6.1%

Gross cash flow*	312	400	623	484	280	306	(26)	165	2,864	3,210

Capital invested	3,557	3,645	5,551	4,344	5,658	4,112	5,297	3,684	34,397	30,106

CFROI	8.0%	10.8%	10.3%	9.2%	4.6%	6.7%			8.1%	9.9%

Net cash flow*	332	209	781	289	131	234	102	(67)	3,293	2,450

Equity-method income (loss)	1	2	(23)	(131)	0	0	(143)	(10)	(165)	(139)

Equity-method investments	16	29	703	562	0	0	147	149	870	744

Total assets	3,861	3,789	3,957	4,724	4,029	4,313	6,439	5,927	37,445	37,804

Capital expenditures	169	147	295	185	312	279	143	135	1,739	1,275

Amortization and depreciation	269	249	1,108	326	1,458	317	264	221	4,735	2,322

Liabilities	726	843	1,360	1,328	2,101	2,217	14,667	15,166	25,109	25,425

Research and development expenses	116	97	133	139	168	126	17	22	2,404	2,107

Number of employees (as of Dec. 31)	9,100	9,100	9,200	8,800	20,500	19,700	22,600	22,300	115,400	113,000

*	for definition see Bayer Group Key Data on front flap

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 73

Regions

					Asia/
€ million	Europe		North America		Pacific
	2003	2004	2003	2004	2003	2004
Net sales (external) — by market	12,162	12,915	8,636	8,277	4,529	4,946

Net sales (external) — by point of origin	13,518	14,454	8,763	8,434	3,913	4,254

of which discontinuing operations	3,717	3,883	1,848	1,976	564	587

- Change in €	- 2.7%	+ 6.9%	- 4.1%	- 3.8%	- 2.4%	+ 8.7%

- Change in local currencies	- 2.7%	+ 6.9%	+ 11.4%	+ 4.9%	+ 10.2%	+ 14.6%

Interregional sales	3,833	4,028	1,876	1,900	266	239

Other operating income	812	547	64	134	84	59

Operating result [EBIT]	(267)	1,015	(1,184)	238	67	421

of which discontinuing operations	(832)	105	(767)	(114)	(52)	58

Return on sales	(2.0)%	7.0%	(13.5)%	2.8%	1.7%	9.9%

Gross cash flow*	1,483	1,731	743	836	333	416

Capital invested	20,000	16,604	9,325	7,896	2,258	2,459

CFROI	7.2%	9.5%	7.1%	9.7%	14.1%	17.6%

Equity-method income (loss)	(166)	(39)	0	(100)	1	0

Equity-method investments	452	431	412	307	2	2

Total assets	22,400	22,380	9,045	8,978	2,731	2,928

Capital expenditures	1,047	761	496	303	138	149

Amortization and depreciation	2,351	1,413	1,963	659	333	125

Liabilities	15,898	16,335	5,253	5,199	1,189	1,271

Research and development expenses	1,673	1,441	641	576	74	70

Number of employees (as of Dec. 31)	66,700	64,800	23,300	22,300	13,900	14,100

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Latin America/		Reconciliation		Bayer Group
	Africa/Middle East
	2003	2004	2003	2004	2003	2004
Net sales (external) — by market	3,240	3,620			28,567	29,758

Net sales (external) — by point of origin	2,373	2,616			28,567	29,758

of which discontinuing operations	260	267			6,389	6,713

- Change in €	- 8.2%	+ 10.2%			- 3.6%	+ 4.2%

- Change in local currencies	+ 11.1%	+ 17.5%			+ 5.0%	+ 8.2%

Interregional sales	151	157	(6,126)	(6,324)

Other operating income	198	64			1,158	804

Operating result [EBIT]	433	364	(168)	(230)	(1,119)	1,808

of which discontinuing operations	12	(31)			(1,639)	18

Return on sales	18.2%	13.9%			(3.9)%	6.1%

Gross cash flow*	391	336	(86)	(109)	2,864	3,210

Capital invested	1,197	1,275	1,617	1,872	34,397	30,106

CFROI	31.1%	27.2%			8.1%	9.9%

Equity-method income (loss)	0	0			(165)	(139)

Equity-method investments	4	4			870	744

Total assets	1,627	2,070	1,642	1,448	37,445	37,804

Capital expenditures	58	62			1,739	1,275

Amortization and depreciation	69	56	19	69	4,735	2,322

Liabilities	675	833	2,094	1,787	25,109	25,425

Research and development expenses	16	20			2,404	2,107

Number of employees (as of Dec. 31)	11,500	11,800			115,400	113,000

*	for definition see Bayer Group Key Data on front flap

74 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Notes to the Consolidated Financial Statements of the Bayer Group

Accounting policies

The consolidated financial statements of the Bayer Group are prepared – pursuant to Article 292a of the German Commercial Code – in accordance with the rules of the International Accounting Standards Board (IASB), London, in effect at the closing date, and are approved by the Supervisory Board for publication on March 15, 2005. They comply with the European Union’s guidelines on consolidation of financial statements (Directive 83/349/EEC). The company’s interpretation of these guidelines is based on Standard No. 1 issued by the German Accounting Standards Committee.

A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to §161 of the German Stock Corporation Act and made available to stockholders.

The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The individual companies’ statements are prepared as of the closing date for the Group statements.

The consolidated financial statements of the Bayer Group are drawn up in euros ( € ). Amounts are stated in millions of euros ( € million) except where otherwise indicated.

The income statement is prepared using the cost-of-sales method.

In the income statement and balance sheet, certain items are combined for the sake of clarity, as explained in the Notes. A distinction is made in the balance sheet between long-term and short-term liabilities in accordance with IAS 1 (Presentation of Financial Statements). Liabilities are classified as short-term if they mature within one year.

Changes in recognition or valuation principles are explained in the Notes. The previous year’s figures are restated accordingly.

In several instances, estimates and assumptions have to be made. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, product liability and guarantees. The actual values may vary from the estimates.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 75

Explanation of significant deviations from German accounting rules pursuant to Article 292a of the German Commercial Code

Since 2002 the term “International Financial Reporting Standards” (IFRS) has been used to refer to the body of accounting and reporting standards compiled by the International Accounting Standards Board (IASB), London. It thus replaces the term “International Accounting Standards.” However, standards issued prior to the name change continue to be referred to as IAS.

Financial statements prepared in compliance with IFRS aim to provide information on which investors can base their decisions. Accordingly, IFRS prescribes strict separation of commercial and tax accounting, provisions for expenses are not permitted, a different definition of realized gains is used in certain cases, recognition and valuation options are more narrowly defined, and more extensive notes and explanations are required.

Material differences relate primarily to the accounting treatment of securities, foreign currency receivables and payables, and derivative financial instruments, which under IFRS are stated at closing values whereas German accounting regulations apply the imparity principle. For instance, under IFRS cash flow hedges can be designated such that the income and expenses resulting therefrom are recognized directly in stockholders’ equity but not in net income. Gains or losses are only recognized in the income statement when the hedged underlying transaction matures. However, income and expenses relating to the valuation of derivative financial instruments used to economically hedge balance-sheet items are recognized immediately.

Both IFRS and German accounting rules stipulate that leased assets should be recognized on the basis of economic ownership. However, the definition of economic ownership varies. Under IFRS, leased assets should be recognized by the party that bears the attendant risks and rewards.

IAS 22 (Business Combinations) prescribes that goodwill arising from capital consolidation for undertakings acquired since 1995 must be capitalized and subjected to scheduled amortization. Following the introduction of IFRS 3 (Business Combinations), which replaces IAS 22, goodwill arising on business combinations for which the agreement date is on or after March 31, 2004 may not be amortized but instead must be tested annually for impairment. German accounting standards continue to permit companies to amortize goodwill or offset it against retained earnings.

IFRS stipulates that minority stockholders’ interest in income be recognized separately in the income statement and shown as a separate item on the balance sheet below stockholders’ equity.

Under IFRS, provisions may only be set up for liabilities to third parties. Pension provisions are calculated using the projected unit credit method, taking into account future increases in remuneration and pensions. The German tax-based method is not permitted.

IFRS requires deferred taxes to be recognized for all temporary differences between the tax and accounting balance sheets. Deferred taxes must also be recognized for loss carryforwards if it is sufficiently probable that these loss carryforwards can be utilized. German accounting rules do not permit capitalization of deferred tax assets resulting from tax loss carryforwards.

76 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Effects of new accounting pronouncements

In December 2003, as part of the “Improvements project” of the International Accounting Standards Board (IASB) in relation to the existing International Accounting Standards (IASs), the IASB released revisions to the following standards that supersede the previously released revisions of those standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interest in Joint Ventures), IAS 33 (Earnings per Share) and IAS 40 (Investment Property). The revised standards should be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the application of the revised standards will have on the Group’s financial position, results of operations and cash flows.

In December 2003, the IASB released revised IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). These standards replace IAS 32 (revised 2000) and IAS 39 (revised 2000) and are to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 (Share-based Payment), which deals with accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 is to be applied for fiscal years starting on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In March 2004, the IASB issued IFRS 3 (Business Combinations) to replace IAS 22 (Business Combinations). IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and intangible assets acquired in a business combination for which the agreement date was prior to March 31 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows. Amortization of acquired goodwill in the 2004 fiscal year totaled €181 million. These assets will not be amortized in 2005.

In March 2004, the IASB issued IFRS 4 (Insurance Contracts). This standard applies to virtually all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds. IFRS 4 is to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 77

In March 2004, the IASB issued IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations). This standard requires that assets that are intended for disposal be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also changes the criteria for the classification of an operation as discontinued. IFRS 5 is effective for periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and intangible assets with an indefinite useful life to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibits the amortization of such intangible assets. The revised standards are effective for goodwill and intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and all other goodwill and intangible assets for annual periods beginning on or after March 31, 2004. IAS 36 (revised) and IAS 38 (revised) are already applied to acquisitions for which the agreement date is on or after March 31, 2004. Amortization of acquired goodwill in fiscal 2004 amounted to €181 million. These assets will not be amortized in 2005. The “Bayer Cross” trademark, which Bayer had been unable to use in the United States and Canada since its confiscation at the end of the First World War but which was reacquired in 1994 and thus can now be used worldwide, will be recognized in fiscal 2005 as an intangible asset with an indefinite useful life. We are of the opinion that the use of the Bayer Cross by our operating units serves to set Bayer products apart from others, particularly in the U.S. market. There are no regulatory or statutory restrictions on its use. Bayer protects the value of this trademark through a policy of not granting utilization rights to any party outside the Bayer Group. Thus the intrinsic value of the Bayer Cross can be utilized indefinitely and it will therefore no longer be amortized as of 2005. The residual carrying amount of the acquired goodwill associated with the Bayer Cross at December 31, 2004 was €107 million. The €11 million annual amortization will no longer be recognized thereafter.

In March 2004, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement). The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39. The amendments to the standard are effective for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the cost of an item of property plant and equipment and as a liability. IFRIC 1 is to be applied for annual periods beginning on or after September 1, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

78 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

In November 2004, the IFRIC released an amendment to SIC-12 (Consolidation – Special Purpose Entities). The amendment removes SIC-12’s scope exception for equity compensation plans, thereby requiring an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement to consolidate that trust upon adopting IFRS 2 (Share-based Payment). Further, it amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans in order to ensure consistency with the requirements of IAS 19 (Employee Benefits). The amendment is effective for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

In November 2004, the IFRIC issued IFRIC Interpretation 2 (Members’ Shares in Co-operative Entities and Similar Instruments). The Interpretation provides guidance on whether members’ shares in co-operative entities should be classified as either financial liabilities or equity. The Interpretation applies to annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2004 the IASB issued limited amendments to IAS 39 (Financial Instruments: Recognition and Measurement) on the initial recognition of financial assets and financial liabilities. The amendments provide transitional relief from retrospective application of the “day 1” gain and loss recognition requirements. They allow, but do not require, companies to adopt an approach to transition that is easier to implement than in the previous version of IAS 39 (as amended up to March 31, 2004), and will enable companies to eliminate differences between the IASB’s Standards and U.S. requirements. The amendments shall be applied for annual periods beginning on or after January 1, 2005 and shall be applied to an earlier period when IAS 39 and IAS 32 (both as amended up to March 31, 2004) are applied to that period. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In December 2004 the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans. The option provided is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits) that requires recognition of all actuarial gains and losses outside profit or loss in a “statement of total recognized gains and losses.” Other features of the amendment include (a) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (b) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (c) additional disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

In December 2004, the IFRIC issued IFRIC Interpretation 3 (Emission Rights). This interpretation requires entities to record emission allowances as intangible assets and initially report them at fair value. IFRIC 3 applies to annual periods beginning on or after March 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 79

In December 2004, the IFRIC issued IFRIC Interpretation 4 (Determining Whether an Arrangement Contains a Lease). IFRIC 4 provides guidance for determining whether an arrangement is a lease or contains leases that should be accounted for in accordance with IAS 17 (Leases). IFRIC 4 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.

In December 2004, the IFRIC issued IFRIC Interpretation 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds). The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

Basic principles of the consolidated financial statements

Consolidation methods

Capital consolidation is performed according to IAS 22 2003 (Business Combinations) or IFRS 3 2004 (Business Combinations) by offsetting investments in subsidiaries against the underlying equity at the dates of acquisition. The identifiable assets and liabilities of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill and amortized. Under IFRS 3, goodwill arising on business combinations for which the agreement date is on or after March 31, 2004 may not be amortized but instead must be tested annually for impairment. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods.

Where financial statements of consolidated companies recorded write-downs or write-backs of investments in other consolidated companies, these are eliminated for the Group statements.

Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.

Deferred taxes are recognized for temporary differences related to consolidation entries.

Joint ventures are included by proportionate consolidation according to the same principles.

The consolidated financial statements include the accounts of those material subsidiaries in which Bayer AG directly or indirectly has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so. Subsidiaries and joint ventures that do not have a material impact on assets and earnings either individually or in aggregate are not consolidated. They are recognized at the lower of cost of acquisition or fair value.

80 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

However, investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of a company included at equity is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. Intercompany profits and losses on transactions with companies included at equity were immaterial in 2004 and 2003.

Foreign currency translation

In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.

The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies. The assets and liabilities of these companies are therefore translated at closing rates, while income and expense items are translated at average rates for the year.

Where the operations of a company outside the euro zone are integral to those of Bayer AG, the functional currency is the euro. Property, plant and equipment, intangible assets, investments in affiliated companies and other securities included in investments are translated at the historical exchange rates on the dates of addition, along with any relevant amortization, depreciation and write-downs. All other balance sheet items are translated at closing rates. Income and expense items (except amortization, depreciation and write-downs) are translated at average rates for the year.

Companies operating in hyperinflationary economies prepare their statements in hard currency and thus, in effect, by the temporal method described above.

Exchange differences arising from the translation of foreign companies’ balance sheets are shown in a separate stockholders’ equity item.

In case of divestiture, the respective exchange differences are reversed and recognized in income.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 81

The exchange rates for major currencies against the euro varied as follows:

		Closing rate		Average rate
€ 1		2003	2004	2003	2004
Argentina	ARS	3.70	4.05	3.33	3.66

Brazil	BRL	3.66	3.62	3.47	3.64

U.K.	GBP	0.70	0.71	0.69	0.68

Japan	JPY	135.05	139.65	130.96	134.40

Canada	CAD	1.62	1.64	1.58	1.62

Mexico	MXN	14.18	15.23	12.22	14.04

Switzerland	CHF	1.56	1.54	1.52	1.54

U.S.A.	USD	1.26	1.36	1.13	1.24

Recognition and valuation principles

Net sales and other operating income

Sales are recognized upon transfer of risk or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. Where sales of products or services involve the provision of multiple elements, they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements are separated if (i) they have value to the customer on a stand-alone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered element(s) and (iii) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit. Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded based on the contract terms. These amounts are deducted from net sales. Payments relating to the sale or outlicensing of technologies or technological expertise – once the respective agreements have become effective – are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms and we have no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license and rental revenues, and dividend and interest income, are recognized according to the same principles.

Research and development expenses

According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs can only be capitalized if specific conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which have to be met to justify asset recognition. As in previous years, these conditions are not satisfied.

82 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The following costs in particular, by their very nature, constitute research and development expenses: the appropriate allocations of direct personnel and material costs and related overheads for internal or external application technology, engineering and other departments that provide the respective services; costs for experimental and pilot facilities (including the depreciation and write-downs on buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; plant taxes related to research facilities; and fees for the filing and registration of self-generated patents that do not have to be capitalized as intangible assets.

Intangible assets

Acquired intangible assets other than goodwill are recognized at cost and amortized by the straight-line method over a period of 3 to 15 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs, however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made. Amortization for 2004 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

Goodwill arising from acquisitions whose agreement date was prior to March 31, 2004 is capitalized in accordance with IAS 22 2003 (Business Combinations) and amortized on a straight-line basis over a maximum estimated useful life of 20 years. This goodwill will cease to be amortized beginning January 1, 2005 in accordance with IFRS 3 2004 (Business Combinations). In compliance with IFRS 3, goodwill arising on business combinations for which the agreement date is on or after March 31, 2004 is not amortized.

The value of goodwill is reassessed regularly based on impairment indicators and written down if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are measured by comparison to the discounted cash flows expected to be generated by the assets to which the goodwill can be ascribed. Amortization and write-downs of capitalized goodwill are included in other operating expense.

Self-created intangible assets generally are not capitalized. Certain development costs relating to the application development stage of internally developed software are, however, capitalized in the Group balance sheet. These costs are amortized over the useful life of the software from the date it is placed in service.

Property, plant and equipment

Property, plant and equipment is carried at the cost of acquisition or construction and – where subject to depletion – depreciated over its estimated useful life. If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash generating unit to which the asset belongs. Such asset write-downs are reversed if the reasons for them no longer apply.

The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 83

Expenses for the repair of property, plant and equipment are normally charged against income, but they are capitalized if they result in an increase in value or life of the respective assets.

Property, plant and equipment is depreciated by the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Depreciation for 2004 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

When assets are closed down, sold, or abandoned, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.

The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20	to	50	years

Outdoor infrastructure	10	to	20	years

Plant installations	6	to	20	years

Machinery and apparatus	6	to	12	years

Laboratory and research facilities	3	to	5	years

Storage tanks and pipelines	10	to	20	years

Vehicles	5	to	8	years

Computer equipment	3	to	5	years

Furniture and fixtures	4	to	10	years

In accordance with IAS 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful lives or the respective lease terms, whichever are shorter. The future lease payments are recorded as financial liabilities.

Investments

Investments in affiliated companies and the securities included here are classified as held-to-maturity investments or available-for-sale financial assets and recognized in compliance with IAS 39 (Financial Instruments: Recognition and Measurement) at amortized cost or fair value. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test.

Where it is possible to determine a market price for an interest in an affiliated company or for a security, an impairment loss must be recognized if it becomes apparent that the asset’s carrying amount in the balance sheet is likely to permanently exceed its realizable value. The need for recognition of an impairment loss is assessed on the basis of the indicators given below.

If, however, no quoted market price exists for the asset, it must be recognized at amortized cost. If there are objective and substantial indications of impairment, an assessment must be made as to whether the carrying amount exceeds the present value of the expected future cash flows, discounted at the market rate applicable to similar investments. If this is the case, the asset must be written down by the amount of the difference.

84 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The indicators Bayer uses to assess the need for a write-down include the following: a reduction in market value, a substantial decline in credit standing, a specific breach of contract, a high probability of insolvency or other form of financial reorganization of the debtor, and the disappearance of an active market. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs (reversals of impairment losses), however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made.

Investments in companies included at equity are recognized at amounts corresponding to Bayer’s shares in their net assets.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Financial instruments

Financial instruments entail contractual claims on financial assets. Under IAS 32 (Financial Instruments: Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial liabilities; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates. Further details of financial instruments are given in Note [38].

Inventories

In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and work in process) held for sale in the ordinary course of business, in the process of production for such sale (unfinished goods) or in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually valued by the weighted-average method and recognized at the lower of cost or net realizable value, which is the estimated normal selling price less the estimated production costs and selling expenses.

The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production.

In view of the production sequences characteristic of the Bayer Group, work in process and finished goods are grouped together.

Other receivables and other assets

Other receivables and other assets are carried at amortized cost. Any necessary write-downs are made on the basis of the probability of default.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 85

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carryforwards. Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization.

A valuation allowance is recognized against tax loss carryforwards when it is not sufficiently certain that this income will be realized.

Provisions

Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value insofar as the extent and timing of the obligation can be assessed with a reasonable degree of certainty. Further details of pension provisions are given in Note [28].

If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the cost of goods sold, selling expenses, research and development expenses or general administration expenses as appropriate.

Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German government under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.

The Group sets up and maintains provisions for ongoing or probable litigations where reasonable estimates are possible. These provisions include all estimated legal fees and costs of potential settlements. The amounts are based upon information and cost estimates provided by the Group’s attorneys. The provisions are reviewed with the Group’s attorneys and updated at regular intervals not exceeding three months.

Liabilities

Short-term liabilities are recognized at payment or redemption amounts. Long-term liabilities and financial liabilities that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost. Liabilities relating to finance leases are carried at the present value of the future lease payments.

Deferred income

In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet as deferred income. The amounts are gradually amortized to income during the useful lives of the respective assets.

86 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Cash flow statement

The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of acquisitions, divestitures and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. A reconciliation of cash and cash equivalents at the end of the year to liquid assets as reflected in the balance sheet supplements the cash flow statement.

The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.

We have altered our gross cash flow computation effective January 1, 2004 in order to enhance transparency. The gross cash flow continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. Instead, these changes are now reflected in the reconciliation of the gross cash flow to net cash flow. While the net cash flow remains unaffected, the gross cash flow for fiscal 2003 is reduced by €380 million to €2,864 million. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.

Procedure used in global impairment testing and its impact

For the consolidated financial statements, assets are tested for impairment by comparing the residual carrying amount of each cash generating unit (CGU) to the recoverable amount, which is the higher of the net selling price or value in use.

In line with the definition of cash generating units, those of the Bayer Group are identified as the strategic business entities, which are the next financial reporting levels below the segments.

Where the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down. Any remaining impairment loss is allocated among the other assets of the strategic business entity, based on the net carrying amounts of the individual assets at the closing date.

The value in use is determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts are derived from the current long-term planning for the Bayer Group.

Bayer calculates the cost of capital by the weighted average cost of capital (WACC) formula. WACC is the average of the cost of the company’s debt and equity financing, weighted according to their respective market values. The cost of equity corresponds to the return expected by our stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for our ten-year corporate bond issue.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 87

To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups as part of our value management system. This is 8.5 percent for HealthCare, 6.5 percent for CropScience and 6.0 percent for MaterialScience and LANXESS. The respective interest rates are used to calculate capital costs before taxes, which in turn are used to discount the estimated cash flows.

The following impairment losses were recognized on the noncurrent assets of the Bayer Group and its reporting segments:

	2003	2004
€ million

Goodwill	167	20

of which LANXESS	80	20

of which Materials	—	—

of which Systems	87	—

Intangible assets, excluding goodwill	511	2

of which LANXESS	84	2

of which Materials	—	—

of which Systems	427	—

Property, plant and equipment	1,131	46

of which LANXESS	824	46

of which Materials	—	—

of which Systems	108	—

of which Pharmaceuticals, Biological Products	199	—

Total	1,809	68

of which LANXESS	988	68

of which Materials	—	—

of which Systems	622	—

of which Pharmaceuticals, Biological Products	199	—

Substantial impairment losses were recognized in 2003, especially for the industrial business segments, due to adverse economic developments.

Scope of consolidation

The financial statements of the Bayer Group as of December 31, 2004 include Bayer AG and 68 German and 275 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. The total number of consolidated companies increased by 18 compared with the previous year (2003: 65 German and 260 foreign consolidated subsidiaries). Excluded from consolidation are 127 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.2 percent of Group sales, 0.6 percent of stockholders’ equity and 0.3 percent of total assets.

88 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

We have included five joint ventures – three fewer than in the previous year – by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). The effect of joint ventures on the Group balance sheet and income statement is as follows:

2004
€ million

Noncurrent assets	71

Current assets	20

Pension provisions	0

Other provisions	(15)

Financial liabilities	(46)

Remaining liabilities	(5)

Net assets	25

Income	49

Expenses	(55)

Income after taxes	(6)

While 11 companies are stated at equity, 45 companies that in aggregate are of minor importance are stated at amortized cost.

Consolidated for the first time are 37 companies, while 22 companies have left the Group. The newly consolidated companies are mainly LANXESS companies established in connection with the formation of this subgroup. Six companies have been deconsolidated.

Acquisitions are accounted for by the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.

In 2004 a total of €358 million was spent on acquisitions, translated at the exchange rates in effect on the respective acquisition dates. In all cases, the purchase prices of these acquisitions were settled by cash payments. Goodwill arising on these acquisitions totaled €214 million. Under IFRS 3 (Business Combinations) which came into effect on March 31, 2004, acquired goodwill may no longer be amortized; instead it must be tested annually for impairment. This standard applies immediately to business combinations for which the agreement date is on or after March 31, 2004. Amortization of goodwill arising on transactions effected prior to March 31, 2004 is prohibited beginning January 1, 2005. Thus from January 1, 2005, Bayer will cease amortizing all acquired goodwill and must test it annually for impairment.

Bilag Industries Private Ltd., India, a joint venture with the Indian company Bilakhias, acquired 6 percent of its own shares on February 17, 2004, and a further 10 percent on April 8, 2004, from Bilakhias as part of its buy-back plan. The total purchase price was €29 million. The resulting goodwill totaled €24 million. The goodwill of €9 million arising on the first part of this transaction had to be amortized until year-end 2004. By contrast, under IFRS 3, the goodwill of €15 million relating to the second part of the transaction immediately became subject to annual impairment testing. Following closing of both transactions, Bayer CropScience S.A., France, now holds 91 percent of the shares of Bilag Industries Private Ltd.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 89

Effective March 22, 2004 we acquired the remaining interest in the seed treatment business of Gustafson in the United States, Canada and Mexico from Crompton Corporation for €100 million. Bayer CropScience already held a 50 percent interest in the U.S. and Canadian Gustafson joint ventures headquartered in Plano, Texas, and Calgary, Alberta. The acquired goodwill of €71 million was amortized until year-end 2004 because the purchase agreement was concluded on March 22, 2004 and the non-amortization provisions of IFRS 3 therefore do not yet have to be applied. Gustafson manufactures and markets seed treatment products and related technical equipment.

In connection with the acquisition of the Roche Consumer Health business, Bayer HealthCare LLC, Pittsburgh, Pennsylvania, acquired on December 29, 2004 Roche’s 50 percent interest in the Bayer-Roche OTC joint venture in the United States that was established in 1996. The purchase price for the 50 percent equity interest plus additional plant and inventories was €208 million. The noncurrent assets thus acquired chiefly comprise the Aleve®, Midol® and Vanquish® brands, valued as intangible assets at €66 million, along with goodwill of €113 million. The brands will be amortized over their useful life of 20 years. Under IFRS 3 the acquired goodwill is not amortized but tested annually for impairment.

Under IFRS 3, information must also be provided not only on business combinations that were effected during the reporting period but also on those effected between the balance sheet date and the date on which the financial statements are released for publication. In this context we therefore report that on January 1, 2005, we largely completed the purchase of Roche Consumer Health. Since January, this business with non-prescription drugs and vitamins has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global activities of Roche Consumer Health, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco; and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the three largest global suppliers of prescription-free medicines. The provisional acquisition price for the worldwide consumer health business of Roche, before the assumption of debt, is approximately €2,373 million, including about €208 million for the above-mentioned purchase – completed in 2004 – of the remaining 50 percent interest in our U.S. joint venture with Roche. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,082 million cash transfer, of which €200 was paid in advance at the end of 2004, and the assumption of some €64 million in financial liabilities. The ancillary costs of the acquisition so far amount to about €18 million. Since the acquisition closed only recently, it has not yet been possible to allocate the acquisition price among the acquired assets.

The following significant divestitures, the proceeds of which totaled €76 million, were made in 2004:

On January 30, 2004 Bayer CropScience sold the rights to GA 21, a technology for herbicide tolerance in corn, to Syngenta International AG, Basel, Switzerland.

On July 14, 2004 Bayer divested its 15 percent equity interest in KWS Saat AG, acquired through the purchase of Aventis CropScience in 2002, to private investors Tessner Beteiligungs GmbH and Dr. Arend Oetker to fulfil a contractual commitment made by the Bayer Group in connection with the acquisition of the Aventis CropScience group.

The acquisition of the Frankfurt-based textile dyes business DyStar by the global financial investor Platinum Equity, Los Angeles, California, was completed on August 5, 2004. All the shares held by the previous owners Bayer (35 percent), Hoechst (35 percent) and BASF (30 percent) were transferred to Platinum Equity. DyStar, the world’s premier supplier of dyes and services for the textile industry, was established in 1995 by Bayer and Hoechst and expanded in 2000 to include the textile dyes operations of BASF.

90 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Acquisitions and divestitures of businesses affected the Group’s assets and liabilities as of the dates of acquisition or divestiture as follows:

2004
€ million	Acquisitions	Divestitures
Noncurrent assets	358	79

Current assets (excluding liquid assets)	98	0

Liquid assets	0	2

Assets	456	81

Pension provisions	(1)	—

Other provisions	(2)	—

Financial liabilities	—	—

Remaining liabilities	(41)	(2)

Liabilities	(44)	(2)

Lists of Bayer AG’s direct and indirect holdings have been included in the Cologne commercial register. They also are available directly from Bayer AG on request.

The principal companies consolidated in the financial statements are listed in the following table:

Company Name and Place of Business	Bayer’s interest [%]
Germany

Bayer Chemicals AG, Leverkusen	100

Bayer CropScience Aktiengesellschaft, Monheim	100

Bayer CropScience Deutschland GmbH, Langenfeld	100

Bayer CropScience GmbH, Frankfurt	100

Bayer HealthCare AG, Leverkusen	100

Bayer MaterialScience AG, Leverkusen	100

Bayer Vital GmbH, Leverkusen	100

H.C. Starck GmbH, Goslar	100

LANXESS Deutschland GmbH, Leverkusen	100

Other European Countries

Bayer Antwerpen N.V., Belgium	100

Bayer Biologicals S.r.I., Italy	100

Bayer CropScience France S.A.S., France	100

Bayer CropScience Limited, U.K.	100

Bayer CropScience S.A., France	100

Bayer Diagnostics Europe Ltd., Ireland	100

Bayer International S.A., Switzerland	100

Bayer Pharma S.A.S., France	100

Bayer Polímeros S.L., Spain	100

Bayer Polyurethanes B.V., Netherlands	100

Bayer Public Limited Company, U.K.	100

Bayer S.p.A., Italy	100

LANXESS International S.A., Switzerland	100

LANXESS N.V., Belgium	100

Química Farmaceutica Bayer S.A., Spain	100

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 91

Company Name and Place of Business	Bayer’s interest [%]
North America

Bayer CropScience LP, United States	100

Bayer HealthCare LLC, United States	100

Bayer Inc., Canada	100

Bayer MaterialScience LLC, United States	100

Bayer Pharmaceuticals Corporation, United States	100

Asia/Pacific

Bayer CropScience K.K., Japan	100

Bayer Korea Ltd., Republic of Korea	100

Bayer MaterialScience Limited, Hong Kong	100

Bayer Medical Ltd., Japan	100

Bayer South East Asia Pte Ltd., Singapore	100

Bayer Thai Company Limited, Thailand	99,98

Bayer Yakuhin, Ltd., Japan	100

H.C. Starck-V TECH Ltd., Japan	100

Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/Africa/Middle East

Bayer CropScience Ltda., Brazil	100

Bayer de México, S.A. de C.V., Mexico	100

Bayer (Proprietary) Limited, South Africa	100

Bayer S.A., Argentina	100

Bayer S.A., Brazil	100

Also included in the consolidated financial statements are the following material associated companies:

Company Name and Place of Business	Bayer’s interest [%]

Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50

PO JV, LP, United States	42.7

92 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The following domestic subsidiaries availed themselves in 2004 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business
Bayer Bitterfeld GmbH	Greppin

Bayer Business Services GmbH	Leverkusen

Bayer Business Solutions GmbH	Leverkusen

Bayer Chemicals AG	Leverkusen

Bayer CropScience AG	Monheim

Bayer Diagnostics Betriebsverpachtungs-GmbH	Fernwald

Bayer Gastronomie GmbH	Leverkusen

Bayer Gesellschaft für Beteiligungen mbH	Greppin

Bayer-Handelsgesellschaft mbH	Leverkusen

Bayer HealthCare AG	Leverkusen

Bayer Industry Services GmbH & Co. OHG	Leverkusen

Bayer Innovation GmbH	Leverkusen

Bayer-Kaufhaus GmbH	Leverkusen

Bayer MaterialScience AG	Leverkusen

Bayer MaterialScience Customer Services GmbH & Co. KG	Leverkusen

Bayer Technology Services GmbH	Leverkusen

Bayer Vital GmbH	Leverkusen

Case Tech GmbH & Co. KG	Bomlitz

Chemion Logistik GmbH	Leverkusen

Drugofa GmbH	Cologne

DYNEVO GmbH	Leverkusen

EPUREX Films GmbH & Co. KG	Bomlitz

Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Euroservices Bayer GmbH	Leverkusen

Generics Holding GmbH	Leverkusen

Gesellschaft für Wohnen und Gebäudemanagement mbH	Leverkusen

KG III Augusta Grundstücksverwaltungsgesellschaft mbH & Co.	Mainz

KVP Pharma+Veterinär-Produkte GmbH	Kiel

Probis GmbH	Bomlitz

Travel Board GmbH	Leverkusen

Wolff Cellulosics GmbH & Co. KG	Bomlitz

Wolff Walsrode AG	Walsrode

Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 93

Notes to the Statements of Income

[1] Net sales

Total reported sales increased by €1,191 million (+4.2 percent) compared with 2003, to €29,758 million. A €2,241 million increase in volumes (+7.9 percent) was offset by a negative effect of €1,159 million (-4.1 percent) from adverse shifts in exchange rates. Changes in selling prices contributed €333 million (1.2 percent) to the rise in net sales. The net effect of acquisitions and divestitures diminished sales by €224 million. Acquisitions and divestitures during 2004 and 2003 affected the comparison between the two years’ sales figures by the following amounts:

2004
€ million

Acquisitions

Gustafson (50 percent acquired in 2004)	34

Other	11

45

Divestitures

Compliance with antitrust conditions by Bayer CropScience	(100)

PolymerLatex	(62)

Walothen GmbH	(47)

Household insecticides business of Bayer HealthCare	(25)

Animal vaccine at Bayer HealthCare	(16)

Bayer Shell, Belgium	(15)

Other	(4)

(269)

Net effect of portfolio changes	(224)

Breakdowns of net sales by segment and by region are given in the table on page 72 ff.

[2] Selling expenses

Selling expenses include €818 million in shipping and handling costs in 2004 (2003: €792 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,009 million (2003: €1,030 million).

[3] Research and development expenses

Because of their importance in the Bayer Group, research and development expenses are recognized separately alongside the cost of goods sold, selling expenses and general administration expenses.

94 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

[4] Other operating income

€ million	2003	2004

Sideline operations	60	46

Gains from sales of property, plant and equipment / portfolio adjustments	583	147

Reversals of unutilized provisions	115	76

Write-backs of receivables and other assets	68	50

Recognition of exchange rate hedges	114	3

Other operating income	218	482

	1,158	804

The cost of goods sold incurred for sideline operations has been offset against the corresponding revenues to more clearly reflect the earnings position.

[5] Other operating expenses

€ million	2003	2004

Amortization and write-downs of acquired goodwill	(366)	(201)

Write-downs of trade accounts receivable	(106)	(103)

Losses from sales of property, plant and equipment	(108)	(133)

Impairment write-downs, excluding goodwill	(1,642)	(48)

Other operating expenses	(1,284)	(911)

	(3,506)	(1,396)

€132 million (2003: €408 million) was spent on restructuring. Further details of restructuring expenses are given on page 121 ff.

In fiscal 2003 the global impairment charges at the Bayer HealthCare, Bayer MaterialScience and LANXESS subgroups resulted in additional other operating expenses totaling €1,809 million.

[6] Discontinuing operations

In November 2003 the Board of Management and Supervisory Board of Bayer AG decided to separate from the Bayer Group major parts of the chemicals and about one third of the polymers activities. These activities were subsequently placed in the LANXESS subgroup and reported as discontinuing operations. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). For this purpose, a Spin-Off and Acquisition Agreement was concluded between Bayer AG and LANXESS AG in September 2004. This was approved at an Extraordinary Stockholders’ Meeting of Bayer AG held in Essen, Germany, on November 17, 2004.

The separation of the LANXESS chemicals and polymers activities from the Bayer Group was accomplished in two steps. In a first, preparatory step that took place in fiscal 2004, the chemicals activities concerned and about one third of the polymers activities were transferred to a wholly owned subsidiary of Bayer AG named LANXESS Deutschland GmbH, and its subsidiaries. In a second step, Bayer AG transferred its interest in LANXESS Deutschland GmbH to LANXESS AG by way of a spin-off pursuant to the German Transformation Act. The Joint Spin-Off Report of the boards of management of Bayer AG and LANXESS AG contains a detailed description of the spin-off, together with an explanation of the background.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 95

On January 28, 2005 the spin-off of LANXESS was entered in the commercial register for Bayer AG and thus took legal effect. Since January 31, 2005 shares in LANXESS have been listed in the Prime Standard subsegment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange.

We had already announced in October 2003 that we planned to divest the plasma activities of the Biological Products Division of our HealthCare subgroup. These activities, too, are reported as discontinuing operations. This decision does not affect the Kogenate® operations. In December 2004 we signed a contract to sell the plasma business to NPS Bio Therapeutics, Inc., a new company controlled by the U.S. equity investors Cerberus Capital Management L.P., New York, and Ampersand Ventures, Wellesley, Massachusetts. The transaction is expected to close in the first half of 2005 subject to regulatory approvals.

The amounts shown in the notes to the consolidated financial statements of the Bayer Group under discontinuing operations relate, respectively, to the plasma operations and to all assets, liabilities, income and expenses pertaining to the activities transferred to LANXESS. The LANXESS data are presented from the standpoint of the Bayer Group as an integral part of our segment reporting for 2004 and are not intended to portray the LANXESS activities as those of a stand-alone entity. The presentation thus follows the principles set out in IAS 35 for reporting discontinuing operations. Further details of our segment reporting can be found on page 72 ff.

The data provided in the Annual Report for 2003 on the LANXESS activities to be separated from the Bayer Group related to the status of our planning at that time. Some adjustments were made to the allocation of assets, liabilities, income and expenses as a result of subsequent decisions. To enhance the comparability of the financial data for fiscal 2004 and 2003, the relevant data for fiscal 2003 have been restated to reflect these adjustments.

The earnings of LANXESS and the plasma business, and the related income taxes, are reflected in the respective income statement items.

A breakdown of the results of discontinuing operations is given below:

	LANXESS		Plasma business		Total
€ million	2003	2004	2003	2004	2003	2004
Net sales	5,776	6,053	613	660	6,389	6,713

Cost of goods sold	(4,703)	(4,637)	(519)	(479)	(5,222)	(5,116)

Selling expenses	(881)	(847)	(86)	(77)	(967)	(924)

Research and development expenses	(168)	(126)	(44)	(47)	(212)	(173)

General administration expenses	(242)	(264)	—	(21)	(242)	(285)

Other operating income (expenses) – net	(1,072)	(105)	(313)	(92)	(1,385)	(197)

Operating result [EBIT] from discontinuing operations	(1,290)	74	(349)	(56)	(1,639)	18

Non-operating result	(111)	(71)	—	—	(111)	(71)

Income (loss) before income taxes	(1,401)	3	(349)	(56)	(1,750)	(53)

Income taxes	409	6	123	—	532	6

Income (loss) after taxes	(992)	9	(226)	(56)	(1,218)	(47)

The other operating expenses for LANXESS and the plasma operations in fiscal 2003 included charges of €988 million and €199 million respectively arising from the global impairment tests carried out by the Bayer Group.

96 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

[7] Operating result (EBIT)

To enhance the transparency of our reporting, we reclassified certain income and expense items relating to funded pension obligations with effect from January 1, 2004. Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expenses. Effective January 1, 2004, all interest cost – including that pertaining to funded pension obligations – is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million and reducing the non-operating result by the same amount.

Breakdowns of the operating result by segment and by region are given in the table on page 72 ff.

[8] Expense from investments in affiliated companies – net

This comprises the following items:

	2003	2004
€ million

Dividends and similar income	5	4

of which €1 million (2003: €3 million) from subsidiaries

Income (expense) from profit and loss transfer agreements	2	(2)

of which €0 million (2003: €1 million) from subsidiaries

Equity-method loss	(165)	(139)

Gains from the sale of investments in affiliated companies	191	11

Losses from the sale of investments in affiliated companies	(2)	(4)

Write-downs of investments in affiliated companies	(124)	(28)

	(93)	(158)

Income from investments in affiliated companies mainly comprises an equity-method loss of €131 million from two production joint ventures with Lyondell.

Gains from the sale of investments in affiliated companies in 2003 included the €190 million gain from the sale of the interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB. In 2003 equity-method income was affected principally by the write-down of €137 million on the DyStar group.

[9] Interest expense – net

Interest income and expense comprises:

	2003	2004
€ million

Income from other securities and loans included in investments	17	14

Other interest and similar income	513	416

of which €2 million (2003: €2 million) from subsidiaries

Interest and similar expenses	(883)	(705)

of which €8 million (2003: €5 million) from subsidiaries

	(353)	(275)

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €23 million (2003: €30 million), is reflected in interest expense.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 97

Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2004 to €4 million (2003: €18 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 4 percent (2003: 5 percent).

[10] Other non-operating expense – net

This item comprises:

	2003	2004
€ million

Interest portion of interest-bearing provisions	(365)	(342)

Net exchange loss	(31)	(24)

Miscellaneous non-operating expenses	(69)	(70)

Miscellaneous non-operating income	36	46

	(429)	(390)

To enhance the transparency of our reporting, we reclassified certain income and expense items relating to funded pension obligations as of January 1, 2004. Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense. Effective January 1, 2004, all interest cost – including that pertaining to funded pension obligations – is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million and reducing the non-operating result by the same amount.

[11] Income taxes

This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.

The breakdown of pre-tax income and income tax expense by origin is as follows:

	2003	2004
€ million

Income before income taxes

Germany	(1,298)	(404)

Other countries	(696)	1,389

	(1,994)	985

Income taxes paid or accrued

Germany	(178)	(113)

Other countries	(429)	(416)

	(607)	(529)

Deferred taxes
from temporary differences	1,156	(20)

from tax loss carryforwards	96	164

	1,252	144

Income taxes	645	(385)

In fiscal 2004 changes in tax rates decreased deferred tax expense by €5 million (2003: €2 million).

98 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	December 31, 2003		December 31, 2004
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
€ million	assets	liabilities	assets	liabilities
Intangible assets	453	1,228	171	1,034

Property, plant and equipment	602	1,426	259	1,183

Investments	56	54	43	68

Inventories	348	72	333	85

Receivables	120	135	79	224

Other current assets	11	391	30	401

Pension provisions	525	206	301	219

Other provisions	451	58	784	133

Other liabilities	304	33	682	79

Tax loss carryforwards	723		817

Valuation allowance for tax loss carryforwards	(154)		(85)

	3,439	3,603	3,414	3,426

of which long-term	1,996	2,608	1,092	2,114

Set-off*	(2,141)	(2,141)	(2,179)	(2,179)

	1,298	1,462	1,235	1,247

*	According to IAS 12 (Income Taxes), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same taxation authority.

In 2004, deferred tax assets of €1 million and deferred tax liabilities of €8 million relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2004 by €39 million (2003: €165 million).

The value of existing tax loss carryforwards by expiration date is as follows:

	Dec.31,2003	Dec.31,2004
€ million

One year	23	6

Two years	7	2

Three years	41	0

Four years	104	0

Five years and thereafter	1,674	2,083

	1,849	2,091

Deferred tax assets of €732 million (2003: €569 million) are recognized on the €1,873 million (2003: €1,735 million) in tax loss carryforwards. We believe we will have sufficient income in the future to utilize these tax assets. Recognition of these deferred tax assets results in deferred tax income of €164 million (2003: €96 million). No deferred tax assets are recognized on tax loss carryforwards totaling € 218 million; these carryforwards can theoretically be utilized over more than one year. In 2003 these loss carryforwards totaled € 408 million, € 9 million of which could be used within one year.

Deferred taxes have not been recognized for temporary differences of €3,984 million (2003: €3,639 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 99

The actual tax expense for 2004 is €385 million (2003: tax income of €645 million). This figure differs by €39 million (2003: €107 million) from the expected tax expense of €346 million (2003: tax income of €752 million) that would result from applying to the pre-tax income or loss, respectively, of the Group a tax rate of 35.1 percent (2003: 37.7 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.

The reconciliation of theoretical to actual income tax expense (income) for the Group is as follows:

	2003		2004
	€ million	%	€ million	%

Theoretical income tax expense (income)	(752)	100	346	100

Reduction in taxes due to tax-free income

Relating to the divestiture of Millennium	(76)	10	—	—

Other gains on divestitures	(34)	5	(4)	(1)

Utilization of off-balance-sheet loss carryforwards	(3)	0	(48)	(14)

Other	(66)	9	(66)	(19)

Increase in taxes due to non-tax-deductible expenses

Write-downs of investments	49	(7)	13	4

Amortization of goodwill	62	(8)	64	18

Impairment charges	124	(16)	—	—

Expenses for litigation	24	(3)	31	9

Other	14	(2)	30	9

Other tax effects	13	(2)	19	5

Actual tax expense (income)	(645)	86	385	111

Effective tax rate in %	(32.3)		39.1

[12] Other taxes

Other taxes amounting to €232 million (2003: €303 million) are included in the cost of production, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

[13] Minority stockholders’ interest

Minority interest in income amounts to €13 million (2003: €19 million), and minority interest in losses to €16 million (2003: €7 million).

[14] Earnings per share

Earnings per share are determined according to IAS 33 (Earnings per Share) by dividing the net income (loss) by the average number of shares.

In 2004, as in 2003, the number of shares remained constant at 730,341,920. Earnings per share were €0.83 (2003: minus €1.86).

There were no subscription rights outstanding in 2004 or 2003 and therefore no dilutive potential shares.

100 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

[15] Cost of materials

The total cost of materials amounted to €11,722 million (2003: €11,618 million), comprising €10,774 million (2003: €10,891 million) in expenses for raw materials, supplies and goods purchased for resale, and €948 million (2003: €727 million) in expenses for purchased services.

The cost of materials for discontinuing operations was €2,851 million (2003: €2,616 million). This was split as follows:

	2003	2004
€ million

LANXESS	2,284	2,470

Plasma business	332	381

Total discontinuing operations	2,616	2,851

[16] Personnel expenses

Personnel expenses declined by €600 million to €7,306 million in 2004 (2003: €7,906 million). Of this decrease, €222 million was due to currency translations. The personnel expenses shown here do not contain the interest portion of the allocation to personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [10]).

Personnel expenses include wages and salaries totaling €5,784 million (2003: €6,077 million) and social expenses of €1,522 million (2003: €1,829 million), of which €531 million (2003: €771 million) were pension expenses. The reduction in pension expense in fiscal 2004 was mainly due to changes in conditions for the health care plan in the United States, requiring participating employees to assume higher costs in the form of higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies.

Total personnel expenses include the following expenses for the discontinuing operations:

	2003	2004
€ million

LANXESS	1,260	1,124

Plasma business	149	139

Total discontinuing operations	1,409	1,263

of which social expenses	[314]	[270]

[17] Employees

The average number of employees, classified by corporate functions, was as follows:

	2003	2004

Marketing	34,765	33,828

Technology	62,850	60,178

Research and development	11,602	10,444

General administration	9,063	9,375

	118,280	113,825

of which trainees	2,680	2,582

The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by our joint ventures in 2004 was 94 (2003: 401). The decline was mainly due to the acquisition of the remaining interest in the Gustafson joint venture in the United States and Canada.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 101

The average number of employees in the discontinuing operations was as follows:

	2003	2004

LANXESS	20,423	20,042

Plasma business	1,545	1,595

Total discontinuing operations	21,968	21,637

Notes to the Balance Sheets

[18] Intangible assets

Changes in intangible assets in 2004 were as follows:

	Acquired concessions,
	industrial
	property rights,
	similar rights
	and assets, and	Acquired	Advance
€ million	licenses thereunder	goodwill	payments	Total

Gross carrying amounts, Dec. 31, 2003	7,383	2,659	60	10,102

Exchange differences	(181)	(67)	0	(248)

Changes in scope of consolidation	1	2	0	3

Acquisitions	140	214	—	354

Capital expenditures	56	—	35	91

Retirements	(48)	(310)	(6)	(364)

Transfers	68	0	(48)	20

Gross carrying amounts, Dec. 31, 2004	7,419	2,498	41	9,958

Accumulated amortization and write-downs, Dec. 31, 2003	2,859	723	6	3,588

Exchange differences	(116)	(16)	—	(132)

Changes in scope of consolidation	1	0	0	1

Amortization and write-downs in 2004	593	201	0	794

of which write-downs	8	20	0	28

Write-backs	0	—	—	0

Retirements	(34)	(287)	0	(321)

Transfers	15	0	(4)	11

Accumulated amortization and write-downs, Dec. 31, 2004	3,318	621	2	3,941

Net carrying amounts, Dec. 31, 2004	4,101	1,877	39	6,017

Net carrying amounts, Dec. 31, 2003	4,524	1,936	54	6,514

The exchange differences are the differences between the carrying amounts at the beginning and the end of the year that result from translating the figures of companies outside the euro zone at the respective different exchange rates and changes in their assets during the year at the average rate for the year. This translation method generally also applies to acquisition-related goodwill and remeasurement amounts reflected in the statements of companies outside the euro zone.

102 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

[19] Property, plant and equipment

Changes in property, plant and equipment in 2004 were as follows:

				Construction
				in progress
				and advance
		Machinery	Furniture,	payments to
		and	fixtures	vendors
	Land and	technical	and other	and sub-
€ million	buildings	equipment	equipment	contractors	Total
Gross carrying amounts, Dec. 31, 2003	7,898	18,015	2,094	885	28,892

Exchange differences	(165)	(339)	(30)	(25)	(559)

Changes in scope of consolidation	7	36	27	(1)	69

Acquisitions	—	4	—	—	4

Capital expenditures	113	238	110	723	1,184

Retirements	(129)	(674)	(318)	(23)	(1,144)

Transfers	274	375	198	(867)	(20)

Gross carrying amounts, Dec. 31, 2004	7,998	17,655	2,081	692	28,426

Accumulated depreciation and write-downs, Dec. 31, 2003	4,540	12,825	1,570	20	18,955

Exchange differences	(85)	(227)	(25)	(2)	(339)

Changes in the scope of consolidation	5	8	25	(1)	37

Depreciation and write-downs in 2004	240	961	222	47	1,470

of which write-downs	16	34	1	47	98

Write-backs	(1)	(2)	0	—	(3)

Retirements	(78)	(530)	(259)	—	(867)

Transfers	93	(110)	23	(17)	(11)

Accumulated depreciation and write-downs, Dec. 31, 2004	4,714	12,925	1,556	47	19,242

Net carrying amounts, Dec. 31, 2004	3,284	4,730	525	645	9,184

Net carrying amounts, Dec. 31, 2003	3,358	5,190	524	865	9,937

The exchange differences are as defined for intangible assets.

Capitalized property, plant and equipment includes assets with a total net value of €290 million (2003: €344 million) held under finance leases. The gross carrying amounts of these assets total €749 million (2003: €937 million).

These assets are mainly machinery and technical equipment with a carrying amount of €172 million (gross amount: €566 million) and buildings with a carrying amount of €108 million (gross amount: €148 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.

Also included are products leased to other parties under operating leases with a carrying amount of €176 million (2003: €183 million). The gross carrying amount of these assets was €483 million (2003: €452 million); their depreciation in 2004 amounted to €65 million (2003: €72 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 103

[20] Investments

Changes in investments in 2004 were as follows:

			Investments in other		Loans
	Invest-		affiliated companies		to other
	ments in	Loans	Associa-	Other	affilia-
	subsi-	to subsi-	ted com-	com-	ted com-	Other	Other
€ million	diaries	diaries	panies	panies	panies	securities	loans	Total
Gross carrying amounts, Dec. 31, 2003	108	0	971	309	7	292	432	2,119

Exchange differences	(5)	—	(21)	(7)	—	(8)	(3)	(44)

Changes in scope of consolidation	(11)	—	(6)	—	—	32	(3)	12

Changes in fair value	—	—	—	8	—	2	—	10

Acquisitions	—	—	—	—	—	—	—	—

Other additions	4	—	22	9	0	247	106	388

Retirements	(26)	—	(140)	(74)	(4)	(196)	(54)	(494)

Transfers	0	—	0	0	—	(50)	50	0

Gross carrying amounts, Dec. 31, 2004	70	0	826	245	3	319	528	1,991

Accumulated write-downs, Dec. 31, 2003	25	—	66	157	2	80	8	338

Exchange differences	—	—	1	—	—	—	—	1

Changes in scope of consolidation	(2)	—	—	—	—	—	—	(2)

Write-downs in 2004	3	—	4	31	—	9	5	52

Write-backs	0	—	—	(7)	0	(3)	(1)	(11)

Retirements	(14)	—	(2)	(20)	(1)	(4)	0	(41)

Transfers	0	—	0	—	—	—	0	0

Accumulated write-downs, Dec. 31, 2004	12	—	69	161	1	82	12	337

Net carrying amounts, Dec. 31, 2004	58	0	757	84	2	237	516	1,654

Net carrying amounts, Dec. 31, 2003	83	0	905	152	5	212	424	1,781

The exchange differences are as defined for intangible assets.

Retirements of investments in other affiliated companies include the divestiture of our equity interest in KWS Saat AG.

The difference between the equity interest in the underlying net assets of companies included at equity and their at-equity accounting values is €12 million (2003: €39 million). It mainly relates to acquired goodwill. The net carrying amount of companies included at equity is €744 million (2003: €870 million). Retirements of investments in associated companies mainly relate to an equity-method loss of €131 million from two production joint ventures with Lyondell.

[21] Inventories

Of the €6,215 million in inventories carried as of December 31, 2004 (2003: €5,885 million), €996 million (2003: €1,311 million) represents inventories carried at net realizable value.

Inventories comprise the following:

	Dec. 31, 2003	Dec. 31, 2004
€ million

Raw materials and supplies	1,013	1,194

Work in process, finished goods and goods purchased for resale	4,865	5,014

Advance payments	7	7

	5,885	6,215

104 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The changes in the inventory reserve are as follows:

	Dec. 31, 2003	Dec. 31, 2004
€ million

Balance at beginning of year	(457)	(477)

Additions charged to expense	(408)	(196)

Exchange differences	6	11

Changes in scope of consolidation	1	(1)

Deductions due to utilization	381	172

Balance at end of year	(477)	(491)

[22] Trade accounts receivable

Trade accounts receivable include a reserve of €299 million (2003: €302 million) for amounts unlikely to be recovered.

Trade accounts receivable as of December 31, 2004 include €5,561 million (2003: €5,066 million) maturing within one year and €19 million (2003: €5 million) maturing after one year. Of the total, €9 million (2003: €16 million) is receivable from non-consolidated subsidiaries, €44 million (2003: €42 million) from other affiliated companies and €5,527 million (2003: €5,013 million) from other customers.

Changes in write-downs of trade accounts receivable are as follows:

	Dec. 31, 2003	Dec. 31, 2004
€ million

Balance at beginning of year	(345)	(302)

Additions charged to expense	(106)	(103)

Exchange differences	13	2

Changes in scope of consolidation	1	(1)

Deductions due to utilization	135	105

Balance at end of year	(302)	(299)

[23] Other receivables and other assets

Other receivables and other assets are carried at amortized cost, less write-downs of €5 million (2003: €20 million).

They are comprised as follows:

	Dec. 31, 2003	Dec. 31, 2004
€ million

Claims for tax refunds	697	896

Pension assets in excess of obligations	599	653

Receivables from derivative financial instruments relating to commodity futures contracts	38	59

Receivables from other derivative financial instruments	608	701

Interest receivable on loans	160	190

Lease payments receivable	67	75

Short-term loans	64	53

Payroll receivables	17	40

Short-term loans from clearing	24	6

Other receivables	1,580	1,480

	3,854	4,153

Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 105

Total other receivables and other assets include €42 million (2003: €47 million) pertaining to non-consolidated subsidiaries and €10 million (2003: €20 million) pertaining to other affiliated companies.

Total other receivables and other assets in the amount of €1,001 million (2003: €707 million) have maturities of more than one year. Of this amount, €27 million (2003: €28 million) pertains to non-consolidated subsidiaries.

Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €75 million (2003: €67 million), while the interest portion pertaining to future years amounts to €5 million (2003: €6 million). The lease payments are due as follows:

	Lease	Of which	Account
	payments	interest	receivable
€ million

2005	23	2	21

2006	17	1	16

2007	13	1	12

2008	9	1	8

2009	5	0	5

After 2009	13	0	13

	80	5	75

[24] Liquid assets

	Dec. 31, 2003	Dec. 31, 2004
€ million

Marketable securities and other instruments	129	29

Cash and cash equivalents	2,734	3,570

	2,863	3,599

Securities are recognized at fair value in compliance with IAS 39 (Financial Instruments: Recognition and Measurement). Their total fair value at the closing date amounts to €29 million (2003: €129 million), which is €1 million more (2003: €16 million less) than their cost of acquisition. Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity.

[25] Deferred charges

Total deferred charges include €148 million (2003: €218 million) that is expected to be used up in 2005.

[26] Stockholders’ equity

The capital stock of Bayer AG amounts to €1,870 million, as in the previous year, and is divided into 730,341,920 no-par bearer shares of a single class.

Authorized capital totaling €250 million was approved by the Annual Stockholders’ Meeting on April 26, 2002. It expires on April 26, 2007. The authorized capital can be used to increase the capital stock by issuing new shares against cash contributions. The Board of Management is authorized to exclude subscription rights with respect to €100 million of this authorized capital; however, in this case the issue price of the new shares must not be significantly below the market price. Exclusion of subscription rights for a further €150 million is only possible in specific cases.

106 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Further authorized capital in the amount of €374 million was approved by the Annual Stockholders’ Meeting on April 27, 2001. This authorized capital, which expires on April 27, 2006, can be used to increase the capital stock by issuing new shares against non-cash contributions. Subscription rights for existing stockholders are excluded.

Conditional capital of €187 million existed on December 31, 2004. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG, or Group companies in which Bayer AG holds a direct or indirect interest of at least 90 percent, through April 29, 2009.

Capital reserves include the paid-in surplus from the issuance of shares and subscription rights by Bayer AG.

The retained earnings contain prior years’ undistributed income of consolidated companies.

The equity effect of the revaluation of assets relating to acquisitions made in stages is recognized for the first time in fiscal 2004 in compliance with IFRS 3. If an enterprise is acquired in several stages, it has to be completely revalued on the date on which the acquiring company gains control. All assets and liabilities of the enterprise must be recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €66 million reported under stockholders’ equity is entirely due to the acquisition of Roche’s 50 percent interest in an OTC joint venture in the United States that was established by the two companies in 1996.

Changes in fair values of financial instruments are recognized in miscellaneous items of other comprehensive income. Among other factors affecting these items in 2003 was the sale of our interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB.

The changes in the various components of stockholders’ equity during 2004 and 2003 are shown in the statements of changes in stockholders’ equity.

Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.

The dividend per share paid for the 2003 fiscal year was €0.50 (2002: €0.90). The proposed dividend for fiscal 2004 is €0.55 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements for the Bayer Group.

[27] Minority stockholders’ interest

Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Bayer CropScience Limited, India; Sumika Bayer Urethane Co. Ltd., Japan; Bayer CropScience Nufarm Ltd., United Kingdom; Bayer Polymers Co., Ltd., China; Bayer ABS Limited, India; and DuBay Polymer GmbH, Germany.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 107

[28] Provisions for pensions and other post-employment benefits

Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds.

The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

Group companies provide retirement benefits under defined contribution and/or defined benefit plans.

In the case of defined contribution plans , the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.

The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2004, these expenses totaled €295 million (2003: €298 million).

All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds. In 2004, expenses for defined benefit plans amounted to €581 million (2003: €747 million).

Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the Group operating result. As a result, the interest cost relating to the rise in the present value of funded pension obligations and the expected return on plan assets were reflected in the operating result for the respective period. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense.

Effective January 1, 2004, we altered the allocation of certain interest and expense items to the operating and non-operating results.

Effective January 1, 2004, all interest cost – including that pertaining to funded pension obligations – is reflected in the non-operating result. The same applies to the return on plan assets. Recognition of the amortization of actuarial gains and losses thus depends on whether the change in actuarial assumptions relates to the pension obligations themselves or to the plan assets. If the assumptions about pension obligations alter – for example, if the rate of increase in employees’ remuneration is different than predicted – the relevant income or expense is recognized in the appropriate operating expense item(s) and thus in the operating result. However, income or expense arising because the actual amounts vary from the actuarial assumptions on which plan assets are valued is recognized in the non-operating result.

Pension provisions are also set up for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included, since these obligations are similar in character to pension obligations. Like pension obligations, they are valued in line with international standards. In 2004, provisions for early retirement and other post-employment benefits amounted to €519 million (2003: €661 million). Changes were made to the basic conditions for the plan covering health care costs in the United States in 2004. This essentially requires employees participating in the plan to assume a greater share of the costs

108 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies. Under IAS 19, this is regarded as a negative plan amendment for fully vested employees and a curtailment for partially vested and unvested employees, and thus reduces the past service cost. The resulting €197 million reduction in pension obligations for vested benefits as defined by IAS 19 resulted in income of €139 million in 2004. The difference is the gain recognized due to the partial acceleration of unrecognized actuarial losses, as required by IAS 19 (“proportional method”). As a result of these plan changes, a net gain of €21 million was posted for 2004 (2003: net expense of €212 million) relating to “other post-employment benefits.” This is comprised of €73 million (2003: €173 million) in service cost, €62 million (2003: €57 million) in interest cost, €24 million (2003: €20 million) for expected return on plan assets, €19 million (2003: €7 million) for actuarial losses and a €151 million (2003: €5 million) gain from subsequent adjustments of pension entitlements.

The costs for the plans comprise the following:

	Pension		Other post-employment
Germany	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Service cost	141	157	144	36

Past service cost	21	20	—	—

Interest cost	480	478	4	7

Expected return on plan assets	(284)	(282)	—	—

Amortization of actuarial amounts	53	75	—	—

Plan curtailments and settlements	—	—	—	—

	411	448	148	43

	Pension		Other post-employment
Other countries	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Service cost	194	143	29	37

Past service cost	11	6	(5)	(144)

Interest cost	255	244	53	55

Expected return on plan assets	(221)	(243)	(20)	(24)

Amortization of actuarial amounts	38	30	7	19

Plan curtailments and settlements	59	(47)	—	(7)

	336	133	64	(64)

	Pension		Other post-employment
Total	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Service cost	335	300	173	73

Past service cost	32	26	(5)	(144)

Interest cost	735	722	57	62

Expected return on plan assets	(505)	(525)	(20)	(24)

Amortization of actuarial amounts	91	105	7	19

Plan curtailments and settlements	59	(47)	—	(7)

	747	581	212	(21)

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 109

The pension provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of an appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually.

Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.

The legally independent fund “Bayer-Pensionskasse VvaG” (Bayer-Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer-Pensionskasse, it is classified as a defined benefit plan for IFRS purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €62 million (2003: €66 million).

The investment policy of Bayer-Pensionskasse is geared to complying with regulatory provisions governing the risk structure of its obligations. In the light of capital market movements, Bayer-Pensionskasse has therefore developed a target investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.

All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:

	Parameters used
Germany	Dec. 31, 2003	Dec. 31, 2004

Discount rate	5.50%	5.00%

Projected future remuneration increases	2.50% to 3.75%	2.25% to 3.50%

Projected future pension increases	1.00% to 1.50%	1.00% to 1.50%

Projected employee turnover (according to age and gender)	Empirical data	Empirical data

Expected return on plan assets	6.00%	5.50%

Obligations to pay early retirement benefits are calculated on the basis of expected mid-term utilization using a discount rate of 3.25% (2003: 3.50%).

Parameters used
Other countries	Dec. 31, 2003	Dec. 31, 2004

Discount rate	2.00% to 6.25%	4.50% to 6.00%

Projected future remuneration increases	2.50% to 5.00%	2.50% to 5.00%

Projected future pension increases	2.00% to 3.25%	2.00% to 2.80%

Projected employee turnover (according to age and gender)	Empirical data	Empirical data

Expected return on plan assets	2.00% to 8.25%	1.50% to 8.25%

110 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

	Pension		Other post-employment
Germany	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Defined benefit obligation

Benefit obligation at start of year	8,165	8,883	143	233

Service cost	141	157	144	36

Interest cost	480	478	4	7

Employee contributions	38	37	—	—

Plan changes	—	20	—	—

Plan settlements	—	—	—	—

Net actuarial (gain) loss	469	680	—	—

Translation differences	—	—	—	—

Benefits paid	(415)	(440)	(57)	(53)

Mergers & acquisitions	—	—	—	—

Divestitures	(16)	—	(1)	—

Plan curtailments	21	—	—	—

Benefit obligation at year end	8,883	9,815	233	223

Fair value of plan assets

Plan assets at start of year	4,573	4,806	—	—

Actual return on plan assets	302	250	—	—

Mergers & acquisitions	—	—	—	—

Divestitures	(12)	—	—	—

Plan settlements	—	—	—	—

Translation differences	—	—	—	—

Employer contributions	320	335	57	53

Employee contributions	38	37	—	—

Benefits paid	(415)	(440)	(57)	(53)

Plan assets at year end	4,806	4,988	0	0

Funded status	(4,077)	(4,827)	(233)	(223)

Unrecognized past service cost	—	—	—	—

Unrecognized transition obligation	—	—	—	—

Unrecognized actuarial (gain) loss	1,957	2,593	—	—

Asset limitation due to uncertainty of obtaining future benefits	(1,186)	(1,186)	—	—

Net recognized liability	(3,306)	(3,420)	(233)	(223)

Amounts recognized in the balance sheet

Prepaid benefit assets	507	505	—	—

Provisions for pensions and other post-employment benefits	(3,813)	(3,925)	(233)	(223)

Net recognized liability	(3,306)	(3,420)	(233)	(223)

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 111

	Pension		Other post-employment
Other countries	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Defined benefit obligation

Benefit obligation at start of year	4,249	4,096	818	980

Service cost	194	143	29	37

Interest cost	255	244	53	55

Employee contributions	7	6	—	—

Plan changes	3	(1)	42	(205)

Plan settlements	(83)	(2)	—	0

Net actuarial (gain) loss	247	144	240	65

Translation differences	(531)	(205)	(159)	(56)

Benefits paid	(233)	(202)	(43)	(48)

Mergers & acquisitions	0	—	—	—

Divestitures	—	—	—	—

Plan curtailments	(12)	(55)	—	(9)

Benefit obligation at year end	4,096	4,168	980	819

Fair value of plan assets

Plan assets at start of year	2,933	2,939	257	263

Actual return on plan assets	442	354	49	35

Mergers & acquisitions	—	—	—	—

Divestitures	0	—	—	—

Plan settlements	(74)	1	—	—

Translation differences	(381)	(153)	(46)	(22)

Employer contributions	246	206	46	58

Employee contributions	6	6	—	—

Benefits paid	(233)	(202)	(43)	(48)

Plan assets at year end	2,939	3,151	263	286

Funded status	(1,157)	(1,017)	(717)	(533)

Unrecognized past service cost	2	(3)	(13)	(67)

Unrecognized transition obligation	0	0	—	—

Unrecognized actuarial (gain) loss	656	623	302	304

Asset limitation due to uncertainty of obtaining future benefits	(7)	(10)	—	—

Net recognized liability	(506)	(407)	(428)	(296)

Amounts recognized in the balance sheet

Prepaid benefit assets	92	148	—	—

Provisions for pensions and other post-employment benefits	(598)	(555)	(428)	(296)

Net recognized liability	(506)	(407)	(428)	(296)

112 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

	Pension		Other post-employment
Total	obligations		benefit obligations
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Defined benefit obligation

Benefit obligation at start of year	12,414	12,979	961	1,213

Service cost	335	300	173	73

Interest cost	735	722	57	62

Employee contributions	45	43	—	—

Plan changes	3	19	42	(205)

Plan settlements	(83)	(2)	—	—

Net actuarial (gain) loss	716	824	240	65

Translation differences	(531)	(205)	(159)	(56)

Benefits paid	(648)	(642)	(100)	(101)

Mergers & acquisitions	0	—	—	—

Divestitures	(16)	—	(1)	—

Plan curtailments	9	(55)	—	(9)

Benefit obligation at year end	12,979	13,983	1,213	1,042

Fair value of plan assets

Plan assets at start of year	7,506	7,745	257	263

Actual return on plan assets	744	604	49	35

Mergers & acquisitions	0	—	—	—

Divestitures	(12)	—	—	—

Plan settlements	(74)	1	—	—

Translation differences	(381)	(153)	(46)	(22)

Employer contributions	566	541	103	111

Employee contributions	44	43	0	—

Benefits paid	(648)	(642)	(100)	(101)

Plan assets at year end	7,745	8,139	263	286

Funded status	(5,234)	(5,844)	(950)	(756)

Unrecognized past service cost	2	(3)	(13)	(67)

Unrecognized transition obligation	0	0	—	—

Unrecognized actuarial (gain) loss	2,613	3,216	302	304

Asset limitation due to uncertainty of obtaining future benefits	(1,193)	(1,196)	—	—

Net recognized liability	(3,812)	(3,827)	(661)	(519)

Amounts recognized in the balance sheet

Prepaid benefit assets	599	653	—	—

Provisions for pensions and other post-employment benefits	(4,411)	(4,480)	(661)	(519)

Net recognized liability	(3,812)	(3,827)	(661)	(519)

€5,273 million (2003: €4,829 million) of the defined benefit obligation for pensions relates to unfunded benefit obligations while €8,710 million (2003: €8,150 million) relates to funded benefit obligations. €455 million (2003: €410 million) of the defined benefit obligation for other post-employment benefits relates to unfunded obligations while €587 million (2003: €803 million) relates to funded obligations.

Of the funded pension plans, total overfunding of individual plans amounts to €96 million (2003: €404 million) while underfunding amounts to €712 million ( €851 million). Similarly, other funded post-employment benefit obligations in individual funds are underfunded by €301 million (2003: €541 million).

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 113

The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation – after deducting the fair value of plan assets – and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee turnover and remuneration. Pension assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19 (Employee Benefits). In accordance with IAS 19, the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining working lives of existing employees. The portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

The net recognized liability is reflected in the following balance sheet items:

€ million	Dec. 31, 2003	Dec. 31, 2004

Provisions for pensions and other post-employment benefits	(5,072)	(4,999)

Other assets	599	653

Net recognized liability	(4,473)	(4,346)

Provisions for pensions and other post-employment benefits changed as follows:

		Changes in
	Jan 1,	scope of con-	Currency	Alloca-	Utiliza-		Dec. 31,
€ million	2004	solidation	effects	tions	tion	Reversal	2004

Provisions for pensions and other post-employment benefits	5,072	0	(23)	841	(652)	(239)	4,999

[29] Other provisions

The breakdown of other provisions is as follows:

	Dec. 31, 2003		Dec. 31, 2004
		Maturing		Maturing
		in		in
€ million	Total	2004	Total	2005

Provisions for taxes	863	710	1,023	666

Provisions for personnel commitments	1,337	645	1,514	802

Provisions for environmental remediation	200	9	303	55

Provisions for restructuring	238	192	168	157

Provisions for trade-related commitments	531	528	659	653

Other provisions	622	364	702	636

	3,791	2,448	4,369	2,969

114 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Changes in provisions were as follows:

		Changes in
	Jan. 1,	scope of con-	Currency	Alloca-	Utiliza-		Dec. 31,
€ million	2004	solidation	effects	tions	tion	Reversal	2004

Provisions for taxes	863	0	(21)	631	(390)	(60)	1,023

Provisions for personnel commitments	1,337	0	(19)	913	(621)	(96)	1,514

Provisions for environmental remediation	200	—	(7)	169	(26)	(33)	303

Provisions for restructuring	238	0	(6)	93	(133)	(24)	168

Provisions for trade-related commitments	531	0	(19)	1,152	(929)	(76)	659

Other provisions	622	7	(10)	589	(404)	(102)	702

Total	3,791	7	(82)	3,547	(2,503)	(391)	4,369

Stock compensation program

The Bayer Group’s stock compensation programs comprise both individual agreements and standard plans. Individual stock compensation agreements give the company the ability to link remuneration components to the stock price or future stock price trends. They may be contingent upon the attainment of agreed targets, or they may be granted in recognition of services already rendered. Under such agreements the Bayer Group does not allocate shares, but instead makes equivalent cash payments.

In 2004, for the first time, the Bayer Group established individual stock compensation agreements and recorded provisions of €2 million for future payments under such individual agreements. The maximum expense to which the Group is exposed over a five-year period under present agreements is equivalent to the value of 355,226 Bayer shares.

The three types of standard stock compensation program that are currently in place were first launched in 2000. There is a Stock Option Program for the members of the Board of Management and other Group Executives, a Stock Incentive Program for other senior managers, and a Stock Participation Program for all other groups of employees.

To be eligible for the Stock Option Program, Stock Incentive Program or Module 1 of the Stock Participation Program, participants must place Bayer AG shares of their own into a special deposit account.

Provided participants retain these shares for the full term of the Stock Incentive Program or Stock Participation Program, they receive specific payments from the company after defined retention periods. Under Module 2 of the Stock Participation Program, employees have the opportunity to purchase shares at a discounted price.

Stock Option Program

Members of the Board of Management and Group Executives who wish to participate in the Stock Option Program must place Bayer AG shares of their own in a special deposit account. We determine on an individual basis the maximum number of shares each participant may deposit; the participant receives between one and three options (depending on individual performance) for each share deposited.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 115

The deposited shares are “blocked” for three years and may not be sold or transferred during that time. Thereafter, a two-year exercise period begins. During this period, the participant may exercise the option rights if he or she has fulfilled the performance criteria.

Any unexercised option rights expire at the end of this two-year period. To determine whether the participant is eligible to exercise option rights and, if so, the cash payment he or she receives upon exercise, we apply two performance criteria based on the absolute and relative performance of Bayer AG stock. If the minimum criteria are not met, the participant receives no payment under the program. In mid-December the outperformance criteria for the 2000 tranche of the Stock Option Program were fulfilled for a short period. A total of 29 options were exercised, resulting in payments equivalent to the value of 58 Bayer shares at that time. No options expired or were canceled in 2004.

Stock Incentive Program

Like the Stock Option Program, our Stock Incentive Program for senior managers other than Group Executives requires participants to deposit Bayer AG shares of their own in a special deposit account. Each participant may deposit shares with a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year. The incentive payment received depends on the number of shares deposited at the launch of the program as well as on the overall performance of Bayer stock. Unlike the Stock Option Program, there is no lock-up period for the shares deposited under the Stock Incentive Program. Participants may sell their deposited shares during the term of the program, but any deposited shares they sell are no longer counted when calculating the incentive payment on subsequent distribution dates. The Stock Incentive Program has a ten-year term. There are three incentive distribution dates during this period. On these dates, the participant receives incentive payments as follows:

Incentive payments to employees under the Stock Incentive Program

Value of x shares
Payment at end of	(per 10 deposited shares)

Second year	2

Sixth year	4

Tenth year	4

10

Participants receive incentive payments only if Bayer stock has outperformed the Dow Jones EURO STOXX 50SM index on the respective distribution dates, calculated from the beginning of the program.

Stock Participation Program

Our Stock Participation Program has two components, Module 1 and Module 2. Employees not covered by the Stock Option Program or Stock Incentive Program may normally participate in both Module 1 and Module 2. The Module 1 program, like the Stock Incentive Program, requires participants to deposit Bayer AG shares of their own in a special account. As with the Stock Incentive Program, participants in the Stock Participation Program may sell their deposited shares during the term of the program; any shares they sell are no longer counted in calculating the incentive payment on subsequent distribution dates.

116 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Module 1 has a term of ten years and entitles the participant to receive incentive payments on three distribution dates on the basis of the number of shares he or she has deposited. Unlike the payments under the Stock Incentive Program, those made under Module 1 of the Stock Participation Program are not dependent on any share performance criteria.

The participant receives incentive payments as follows:

Incentive payments to employees under the Stock Participation Program

Value of x shares
Payment at end of	(per 10 deposited shares)

Second year	1

Sixth year	2

Tenth year	2

5

In addition, under Module 2 each participant may purchase up to 20 Bayer AG shares per year at a tax-free discount. In 2004 the discount amounted to €6.75 per share (2003: €7.70). Participants may not include shares purchased under Module 2 among the shares they deposit under Module 1. Each participant may take up both modules up to a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year.

The Stock Option Program, the Stock Incentive Program and Module 1 of the Stock Participation Program are accounted for as follows: Since participants are entitled to receive a payment equivalent to the market price of Bayer AG stock, subject in some cases to certain performance criteria, an expense for possible disbursements is recorded when there is a reasonable basis on which to estimate whether these performance criteria will ultimately be met. Compensation expense is recorded at each balance sheet date by multiplying the number of rights outstanding by the current quoted market price of Bayer AG shares. The related personnel provisions on December 31, 2004 amounted to €7 million.

For Module 2 of the Stock Participation Program, the difference between the quoted market price of Bayer AG stock and the discounted price paid by participants at the date of purchase is expensed immediately. During the year ended December 31, 2004, participants in Module 2 received 401,660 shares at a total price of €6 million, resulting in personnel expenses of €3 million. The discount to the price of Bayer AG stock was 33 percent.

Environmental provisions

The Group’s activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Our compliance with environmental laws and regulations may require us to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of our production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 117

As is typical for companies involved in the chemical and related industries, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. We are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that we own, formerly owned or operated, where materials were produced specifically for us by contract manufacturers or where waste from our operations was treated, stored or disposed of.

In particular, we have a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as “Superfund,” the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

Provisions for environmental remediation as of December 31, 2004 amounted to €303 million (2003: €200 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €363 million (2003: €267 million), discounted at risk-free rates of 0.5 percent to 5.5 percent.

These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 20 years. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, development of current costs and new circumstances with major influences on expenses, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration our experience to date regarding environmental matters of a similar nature, we believe that the provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require us to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position, results of operations or cash flows.

118 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Legal risks

As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.

Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.

Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation, Bayer has been named as a defendant in approximately 14,660 cases worldwide (more than 14,550 of them in the United States). As of February 18, 2005, the number of Lipobay/Baycol cases pending against Bayer worldwide was 6,191 (6,111 of them in the United States, including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements. Several courts had entered orders requiring plaintiffs alleging injury from Baycol to furnish medical evidence of such injury according to a court-imposed schedule, and numerous cases have been dismissed for failure to provide such evidence.

As of February 18, 2005, Bayer had settled 2,938 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$ 1.114 billion. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability.

After more than three years of litigation we are currently aware of fewer than 100 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

In the 2003 fiscal year, Bayer recorded a €300 million charge to the operating result – exceeding the expected insurance coverage of approximately US$ 1.2 billion – taking into consideration expenses already incurred and quantifiable expenses expected in the future to be incurred in connection with the Lipobay/Baycol litigation risk. Further insurers have since acceded to the agreement concluded in the spring of 2004 under which the insurers have withdrawn the reservation of rights customary in these cases. Negotiations with one remaining insurer are ongoing. A €47 million charge to the operating result was recorded in 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 119

A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and certain current and former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. Bayer believes it has meritorious defenses and will defend itself vigorously.

PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA. Following the dismissal or withdrawal of many of these lawsuits, fewer than 850 cases remain pending against Bayer. Bayer is the sole defendant in approximately 550 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 300 cases. The majority of these cases are still at an early stage. Further dismissals are therefore possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence. Currently, approximately 290 appeals have been filed by some of the plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency.

Two PPA cases against Bayer have gone to trial so far. In the first case, in October 2004, a Texas jury awarded a plaintiff damages amounting to US$ 400,000. Bayer will appeal this decision. In the second case, in February 2005 in Utah, the jury returned a verdict in Bayer’s favor.

Although Bayer plans to vigorously defend the majority of its PPA cases, there are cases where Bayer may consider settlement to be appropriate. To date, the company has settled several cases without acknowledging liability.

Based on the relatively small number of pending cases in which adequate factual records have been developed to permit a meaningful assessment, a provision taking into account existing insurance coverage was established in 2004 for those cases where Bayer is considering settlement. This provision, in the amount of €16 million, is for possible settlements and further defense costs. It remains impossible, however, to reasonably estimate potential liability with respect to the balance of the pending PPA cases, so no provision has been recorded for them.

Bayer intends to vigorously defend the Lipobay/Baycol and PPA litigation. Since the existing insurance coverage is exhausted, it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.

120 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. Bayer believes that it has meritorious defenses and will vigorously defend the litigation. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.

Rubber, polyester polyols, urethane: Risks also exist in connection with investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and approximately US$ 5 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received court approval and the respective amounts have since been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigation, although a reliable estimate cannot yet be made as to the actual amount of any fines.

Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. This fine, for which a provision has been established, requires court approval. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.

A number of civil claims for damages have been filed in the United States, and a few in Canada, against Bayer AG and some of its subsidiaries. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are still at a very early stage.

The financial risk associated with all of the above litigation (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, so no accounting measures have been taken in this regard. The company expects that, in the course of the above-mentioned regulatory proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company.

In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other raw materials for urethane products. These lawsuits are also at a very early stage.

Patent and contractual disputes: Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate® and the ADVIA Centaur® immunoassay system. In another dispute, Bayer has filed suit against several companies alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 121

Risks also exist in connection with court or out-of-court proceedings in which Bayer is alleged to have violated contractual or pre-contractual obligations. For example, Aventis Behring LLC alleges that Bayer violated contractual obligations relating to the supply of Helixate® and is seeking damages. The purchaser of the global Everest® herbicide business alleges that, during the negotiations for the sale of the business, information was withheld or misrepresented and has filed suit for rescission of the transaction or damages. Limagrain Genetics Corporation has filed suit against Bayer – as legal successor to Rhône-Poulenc – for indemnity against liabilities to third parties arising from breach of contract.

Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.

Product liability and other litigation: Legal risks also arise from product liability lawsuits other than those concerning Lipobay/Baycol and PPA. A class action is pending in the United States against Bayer Corporation, seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV through blood plasma products. This class action has been widened to include U.S. residents who claim to have become infected with HCV (hepatitis C virus) through such products. Bayer Corporation is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, which was used in immunoglobulin and nasal sprays. Claims are also being asserted against Bayer in the United States for damage to bees, honey and wax allegedly caused by imida-cloprid.

Also in the United States, a case is pending against Bayer CropScience LP for compensation for loss of earnings and damage allegedly caused by effects of fipronil in crawfish farms.

Bayer Corporation, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.

A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to indemnify Bayer.

Bayer believes it also has meritorious defenses in these product liability and other cases and will defend itself vigorously.

Restructuring charges

Restructuring charges of €132 million were incurred in 2004 for closures of facilities and relocation of business activities, including €93 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €93 million in severance payments, a total €20 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and €19 million in other expenses. Most of the charges taken for severance payments and other expenses in 2004 will lead to disbursements in 2005.

122 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

At the same time, restructuring generated a one-time curtailment gain of €2 million. This principally relates to the reduction in pension obligations resulting from headcount adjustments.

Restructuring was once again a major focus of activity in fiscal 2004.

In the context of the refocus in pharmaceuticals, expenses of €45 million were incurred in connection with the strategic alliance with Schering-Plough. The restructuring charges in the United States comprise €32 million for severance payments and €13 million in other expenses.

Also in connection with the restructuring of the pharmaceuticals operations, expenses of €11 million were incurred for headcount adjustments at our service company in the United States.

Expenses of €24 million for severance payments were also incurred in connection with the restructuring of the research center in Wuppertal, Germany.

A further €6 million was spent for severance payments arising from the reorganization of the Diagnostics Business Group in the United States.

Expenses of €15 million were incurred for the closure of a CropScience site at Hauxton, United Kingdom, and the relocation of manufacturing operations to other sites. At the same time, income of €2 million was booked for the reduction in pension obligations. The expenses comprise €5 million in severance payments, €7 million in write-downs of assets no longer used and €3 million for other charges.

The continuing reorganization of the MaterialScience business, which began in 2002, led to additional expense of €7 million for severance arrangements in the United States.

Further ongoing restructuring programs to improve the profitability of the subgroups and integrate acquisitions gave rise to total expenses of €24 million, comprising €8 million in severance payments, €13 million in write-downs and €3 million in other charges.

Changes in provisions for restructuring were as follows:

	Severance	Other
€ million	payments	costs	Total

Status January 1, 2004	146	92	238

Additions	75	18	93

Utilization	(111)	(46)	(157)

Exchange differences	(3)	(3)	(6)

Status December 31, 2004	107	61	168

The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 123

[30] Financial liabilities

Financial liabilities comprise the following:

	Dec. 31, 2003		Dec. 31, 2004
		Maturing		Maturing
		in		in
€ million	Total	2004	Total	2005

Debentures	6,845	471	6,885	376

Liabilities to banks	532	377	537	384

Liabilities under lease agreements	575	86	462	77

Liabilities from the issuance of promissory notes	59	59	112	112

Commercial paper	512	512	861	861

Liabilities from derivative financial instruments	116	114	68	49

Other financial liabilities	787	429	797	746

	9,426	2,048	9,722	2,605

The maturities of financial liabilities existing at December 31, 2004 were as follows:

Maturing in	€ million

2005	2,605

2006	391

2007	3,065

2008	52

2009	712

2010 or later	2,897

9,722

U.S. dollar-denominated financial liabilities amounted to €2.0 billion (2003: €2.0 billion) and account for 21 percent (2003: 22 percent) of total financial liabilities.

Short-term borrowings (excluding the short-term portion of debentures) amounted to €2.2 billion (2003: €1.6 billion) with a weighted average interest rate of 7.7 percent (2003: 6.2 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.

124 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Debentures include the following:

Effective	Stated			Dec. 31, 2003	Dec. 31, 2004
rate	rate		Volume	€ million	€ million
		Bayer AG
5.5150%	5.3750%	Eurobonds 2002/2007	EUR 3,000 million	3,039	3,018
6.1075%	6.0000%	Eurobonds 2002/2012	EUR 2,000 million	2,097	2,129
3.5000%	3.5000%	Bonds (private placement) 2003/2005	EUR 15 million	15	15
variable	variable	Bonds (private placement) 2003/2006	EUR 250 million	250	250
2.4700%	2.4700%	Bonds (private placement) 2004/2005	EUR 25 million	—	25
variable	variable	Bonds (private placement) 2004/2006	EUR 50 million	—	50
3.5020%	3.4900%	Bonds (private placement) 2004/2008	EUR 20 million	—	20
3.1250%	3.1250%	Bonds (private placement) 2003/2004	EUR 25 million	25	—
3.1800%	3.1800%	Bonds (private placement) 2003/2004	EUR 50 million	50	—
		Bayer Capital Corporation
variable	variable	Bonds (private placement) 2002/2005	EUR 65 million	65	65
		Bayer Corporation
7.1800%	7.1250%	Notes 1995/2015	USD 200 million	158	145
6.6700%	6.6500%	Notes 1998/2028	USD 350 million	277	257
6.2100%	6.2000%	Bonds 1998/2028	USD 250 million	198	184
4.0430%	3.7500%	Bonds (private placement) 2004/2009	EUR 460 million	—	456
6.3750%	6.3750%	Money Market Puttable
		Reset Securities 2001/2011	USD 500 million	397	—
1.2000%	3.5000%	Revenue Bonds 1997/2009	USD 20.6 million	16	—
		Bayer Ltd., Japan
3.7500%	3.7500%	Bonds 2000/2005	CHF 400 million	258	271
				6,845	6,885

In April 2002 Bayer AG launched two Eurobond issues under its €8 billion European Medium Term Note (EMTN) program. One of these issues, in the nominal volume of €3 billion, carries a 5.375 % coupon and has a term of 5 years, maturing in 2007. Interest is payable annually in arrears. The issue price was 99.402%. The other Eurobond issue has a nominal volume of €2 billion and a term of 10 years, so it matures in 2012. The bonds carry a 6 % coupon. Again, all interest is payable annually in arrears. The issue price was 99.45%.

Bayer AG also issued bonds under its EMTN program in the form of private placements. A nominal issue of €250 million was made in four tranches in 2003 maturing in 2006 with variable interest rates. Interest is payable quarterly; the issue prices were 99.80%, 100.5412%, 100.67% and 102.1547%. A €15 million bond issued in 2003 and maturing in 2005 carries a fixed coupon of 3.5% payable annually; the issue price was 100%. A €50 million bond issued in 2004 and maturing in 2006 carries a floating rate. Interest is payable quarterly and the issue price was 99.94%. A €25 million bond issued in 2004 and maturing in 2005 has a fixed coupon of 2.47% payable annually; issue price 100%. Finally, a €20 million issue made in 2004 and maturing in 2008 has a fixed coupon of 3.49% payable annually; the issue price was 99.947%. In 2003 these bonds in an amount of €340 million were recognized under commercial paper. The prior-year figures have been restated accordingly.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 125

Bayer Capital Corporation issued a bond in the amount of €65 million as a private placement maturing in 2005 with a variable interest rate. The issue price was 100%. Interest is payable annually. In 2003, €65 million relating to this bond was recognized under other financial liabilities. The prior-year figures have been restated accordingly.

In October 1995, Bayer Corporation issued USD 200 million of 7.125 % Notes to qualified institutional buyers. The Notes have a term of 20 years and mature in October 2015. Interest is paid semi-annually in April and October. The Group recorded a discount of USD 2.4 million, which includes commissions paid to underwriters.

In February 1998, Bayer Corporation issued USD 350 million of 6.65% Notes to qualified institutional buyers. The Notes have a term of 30 years and mature in February 2028. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 1.9 million, which includes commissions paid to underwriters. The Notes will be redeemable, in whole or in part, at the option of Bayer Corporation at any time, upon not less than 30 but not more than 60 days’ notice, at a redemption price equal to the greater of (i) 100 % of the principal amount or (ii) as determined by an independent investment banker.

In February 1998, Bayer Corporation issued USD 250 million of 6.20 % Bonds to qualified institutional buyers. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, after 10 years. At that time the lead manager can reset the interest rate and remarket the Bonds for a further period of 20 years such that they would mature in 2028. If the lead manager does not exercise its call option and the investors exercise their put option, the Bonds will be redeemed in 2008. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 0.6 million which includes commissions paid to underwriters. The redemption provision on the 1998 6.65 % Notes also applies for these Bonds.

In April 2000, Bayer Ltd., Japan, issued CHF 400 million of 3.75 % Bonds in Switzerland. The Bonds have a term of 5 years and mature in April 2005. The Group recorded a discount of CHF 1.2 million. The debt was swapped into yen at a floating interest rate.

In January 2004 Bayer Corporation repurchased entirely USD 500 million of Money Market Puttable Reset Securities issued in 2001 and all related options. This repurchase transaction was funded by the issue of a bond with a nominal value of €460 million and a coupon of 3.75%. The bond was swapped into USD.

At December 31, 2004, the Group had approximately €5.3 billion (2003: €5.8 billion) of total lines of credit, of which €0.5 billion (2003: €0.5 billion) was used and €4.8 billion (2003: €5.3 billion) was unused and available for borrowing on an unsecured basis.

Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at present values. Lease payments totaling €602 million (2003: €760 million), including €140 million (2003: €185 million) in interest, are to be made to the respective lessors in future years.

126 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The liabilities associated with finance leases mature as follows:

		Of which
€ million	Lease payments	interest	Liability

2005	100	23	77

2006	76	19	57

2007	47	17	30

2008	34	16	18

2009	25	10	15

After 2009	320	55	265

	602	140	462

Lease payments in 2004 and 2003 in connection with operating leases amounted to €124 million in both years.

The other financial liabilities include €27 million (2003: €33 million) to non-consolidated subsidiaries.

[31] Trade accounts payable

Trade accounts are payable mainly to third parties. As last year, the entire amount totaling €2,276 million (2003: €2,265 million) is due within one year. Of this total, €10 million (2003: €33 million) is payable to non-consolidated subsidiaries, €39 million (2003: €12 million) to other affiliated companies and €2,227 million (2003: €2,220 million) to other suppliers.

[32] Miscellaneous liabilities

Miscellaneous liabilities are carried at amortized cost except where otherwise prescribed.

They are comprised as follows:

	Dec. 31, 2003		Dec. 31, 2004
		Maturing		Maturing
		in		in
€ million	Total	2004	Total	2005

Tax liabilities	549	549	456	456

Accrued interest on liabilities	315	315	296	296

Payroll liabilities	337	247	328	253

Liabilities for social expenses	172	166	150	138

License liabilities	47	47	42	42

Advance payments received	18	18	28	28

Liabilities from the acceptance of drafts	21	21	24	24

Liabilities from commodity futures contracts	—	—	31	7

Other miscellaneous liabilities	1,000	998	813	794

	2,459	2,361	2,168	2,038

Tax liabilities include not only Group companies’ own tax liabilities, but also taxes withheld for payment to the authorities on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 127

The other miscellaneous liabilities comprise mainly guarantees, commissions to customers, and expense reimbursements.

The other liabilities include €14 million (2003: €12 million) to non-consolidated subsidiaries and less than €1 million (2003: €2 million) in liabilities to other affiliated companies.

[33] Further information on liabilities

Other liabilities (financial liabilities, trade accounts payable and miscellaneous liabilities) include €2,970 million (2003: €3,283 million) with maturities of more than five years.

Of the total, €636 million (2003: €394 million) was secured, including €21 million secured by mortgages.

The total amount includes €296 million (2003: €315 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.

[34] Deferred income

Deferred income as of December 31, 2004 includes €106 million (2003: €121 million) in grants and subsidies received from government. The amount reversed and recognized in income was €33 million (2003: €23 million).

[35] Discontinuing operations

Assets and liabilities as of December 31, 2004 contain the following amounts relating to discontinuing operations (LANXESS and the plasma business):

	LANXESS		Plasma business		Total
€ million	2003	2004	2003	2004	2003	2004

Noncurrent assets	1,690	1,627	3	1	1,693	1,628

Current assets (excluding liquid assets)	2,326	2,614	616	620	2,942	3,234

Liquid assets	13	72	—	—	13	72

Assets	4,029	4,313	619	621	4,648	4,934

Pension provisions	(408)	(418)	—	—	(408)	(418)

Other provisions	(403)	(479)	(43)	(99)	(446)	(578)

Financial liabilities	(608)	(570)	—	—	(608)	(570)

Remaining liabilities	(682)	(750)	(46)	(35)	(728)	(785)

Liabilities	(2,101)	(2,217)	(89)	(134)	(2,190)	(2,351)

128 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

[36] Commitments and contingencies

Contingent liabilities as of December 31, 2004 amounted to €303 million. They result from:

€ million	Dec. 31, 2003	Dec. 31, 2004

Issuance and endorsement of bills	4	8

Guarantees	130	178

Other commitments	207	117

	341	303

The respective items refer to potential future obligations where the occurrence of the future events would create an obligation, the existence of which is uncertain at the balance sheet date. Group companies frequently enter into certain obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of a specific service. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties’ liabilities to banks resulting from contractual agreements with these subsidiaries. A liability to perform under the guarantee arises if the debtor is in arrears with payments or is insolvent.

In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Bayer AG has undertaken to provide profit-sharing capital in the form of an interest-bearing loan totaling €150 million for the Bayer Pensionskasse, which can be drawn up to December 31, 2010. Of this amount, €100 million was drawn by 2004, that is €50 million was drawn in 2003 and €50 million in 2004, so the potential future obligation is now €50 million.

Further financial commitments also exist, mainly under long-term lease and rental agreements.

Minimum non-discounted future payments relating to operating leases total €481 million (2003: €478 million). The respective payment obligations mature as follows:

Maturing in	€ million

2005	101

2006	86

2007	74

2008	63

2009	60

2010 or later	97

481

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €189 million (2003: €181 million).

Of the respective payments, €185 million – almost the entire amount – is due in 2005.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 129

In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €868 million (2003: €424 million). At December 31, 2004, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Maturing in	€ million

2005	195

2006	155

2007	168

2008	78

2009	96

2010 or later	176

868

[37] Related Parties

In the course of our operating business, we source materials, inventories and services from a large number of business partners around the world. These include companies in which we hold an interest, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to us or to companies or persons closely associated with us, nor does it intend to be party to such transactions in the future.

[38] Financial instruments

Primary financial instruments

Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments: Recognition and Measurement), asset instruments are categorized as “held for trading,” “held to maturity,” or “available for sale” and, accordingly, recognized at fair value or amortized cost. Changes in the fair value of available-for-sale securities are recognized in stockholders’ equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at amortized cost.

Fair value

The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The fair values of other securities included in investments and of marketable securities are derived from their market prices and reflected in the financial statements. Financial obligations are valued mainly by discounting future cash flows, or in some cases on the basis of quoted prices. Their total fair value reflected in the consolidated financial statements is €779 million above their original cost of acquisition. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

130 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Credit risk

Credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments.

Since we do not conclude master netting arrangements with our customers, the total of the amounts recognized in assets represents the maximum exposure to credit risk.

Currency risk

Currency risk is the potential decline in the value of financial instruments due to exchange rate fluctuations. Exposure to currency risk arises mainly when receivables and payables are denominated in a currency other than the company’s local currency or will be denominated in such a currency in the planned course of business.

Such risks may be naturally hedged, as when a receivable in a given currency is matched, for example between Group companies, by one or more payables in the same amount, and having an equivalent term, in the same currency. They may also be hedged using derivative financial instruments.

Currency risks arising on financial transactions, including interest, are generally fully hedged. The instruments used are mainly currency swaps, interest and principal currency swaps and forward exchange contracts. Currency risks relating to operating activities are systematically monitored and analyzed. The level of hedging is regularly reviewed.

The position at the end of 2004 was as follows:

€ million	Dec. 31, 2003	Dec. 31, 2004

Primary asset instruments exposed to currency risk	4,899	4,409

Primary asset instruments hedged naturally	(348)	(358)

Primary liability instruments exposed to currency risk	983	1,792

Primary liability instruments hedged naturally	(348)	(358)

Amount hedged through derivative financial instruments	(5,178)	(5,471)

Residual unhedged currency exposure	8	14

In some cases forecasted transactions are also hedged to further reduce the related anticipated currency risk. At December 31, 2004 the total notional amount of the hedging instruments concerned – mainly forward exchange contracts for the sale of U.S. dollars or Japanese yen, the majority of which mature before December 31, 2005 – was €374 million, which is not included in the hedged amount of €6.2 billion. The contracts are concluded monthly so that they run for one year and mature in the middle of each month. Changes in fair value are recognized in the income statement.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 131

On the asset side, 66 percent of currency risks relate to the U.S. dollar. On the liabilities side, 43 percent of foreign currency risks relate to the U.S. dollar. The remaining exposure involves liabilities in British pounds (13 percent) and a number of other currencies outside of the dollar and pound zones. The U.S. dollar accounts for 67 percent of the asset volume hedged through derivative financial instruments, while the remaining 33 percent relates to a range of other currencies. Of the hedged liabilities, 19 percent are in U.S. dollars and 11 per cent in British pounds. When hedging exchange rate risk on recorded foreign currency operating items, we do not aim for hedge accounting treatment. These items are thus treated as trading operations, the changes in the fair values of the hedging instruments normally being recognized immediately in the income statement.

The other securities included in investments are almost exclusively denominated in the currency used by the Group company making the investment, so no currency risk is involved. Similarly, the other loans are made only to borrowers in the same currency zone. Where intragroup loans are exposed to currency risk, they are hedged through derivative financial instruments.

Interest rate risk

An interest rate risk – the possibility that the value of a financial instrument will change due to movements in market rates of interest – applies mainly to receivables and payables with maturities of over one year.

Items with such long maturities are not of material significance on the operating side but are relevant in the case of investments and financial obligations.

Here, derivative financial instruments are used as the main method of interest rate hedging, though in some cases interest rate risk is not hedged if attractive fixed interest rates can be obtained.

The other securities included in investments are mostly floating rate investments at market rates of interest. There is therefore no interest rate risk. Interest rate swaps are not used to convert floating rate investments into fixed rate investments.

The other loans chiefly comprise floating rate loans to third parties maturing in more than one year and above all loans to employees, generally at market-oriented, fixed interest rates. Such loans are exposed to an interest rate risk which, however, is not hedged since it was entered into for specific reasons. More than three quarters of employee loans are for terms of more than five years.

132 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Derivative financial instruments

The derivatives we use are mainly over-the-counter instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps, and interest and principal currency swaps. We deal only with banks of high credit standing. The instruments are employed according to uniform guidelines and are subject to strict internal controls. Their use is generally confined to the hedging of the operating business and of the related investments and financing transactions. Derivative transactions are also carried out on the commodities markets. Further, derivative financial instruments may be embedded in other contracts. Where they can be separated from the host contract, they are recognized separately at fair value. “Regular way” purchases and sales of financial assets are recorded at the settlement date in compliance with IAS 39. The main objective in using derivative financial instruments is to reduce fluctuations in cash flows and earnings associated with changes in interest and foreign exchange rates.

Market risk

Market risk arises from the fact that the value of financial instruments may be positively or negatively affected by fluctuating prices on the financial markets. The fair values quoted are the current values of the derivative financial instruments, disregarding any opposite movements in the values of the respective hedged transactions. The fair value is the repurchase value of the derivatives on the closing date, based on quoted prices or determined by standard methods. The notional amount is the total volume of the contracted purchases or sales of the respective derivatives.

The notional amounts and fair values of the derivative financial instruments held at the closing date to hedge interest rate and currency risks were as follows:

	Notional amount		Fair value
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Forward foreign exchange contracts	3,984	4,851	143	94

Currency options	266	133	11	9

Interest rate hedging contracts (including interest and principal currency swaps)	6,331	7,204	485	545

	10,581	12,188	639	648

Gains and losses from changes in fair values are immediately recognized in income, except where the strict conditions for the recognition of a hedge accounting relationship are present. This is also the case with fair value hedges, where the gain or loss on both the hedging contract and the hedged item are recognized in income. However, gains or losses incurred through cash flow hedge accounting are recognized initially in equity and subsequently in the income for the year in which the term of the underlying hedged contract is completed.

Credit risk exposure is €701 million (2003: €733 million), this amount being the total of the positive fair values of derivatives that give rise to claims against the other parties to the instruments. It represents the losses that could result from non-performance of contractual obligations by these parties. We minimize this risk by imposing a limit on the volume of business in derivative financial instruments transacted with individual parties.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 133

Currency risk

Exchange hedging instruments in the notional amount of €5.0 billion (2003: €4.2 billion) mature within one year. As in the previous year, no contracts have longer remaining terms.

Interest rate risk

Short-term interest rate hedging contracts (including interest and principal currency swaps) total €1.0 billion (2003: €0.3 billion). The notional volume of those with maturities of more than one year but less than five years totals €4.3 billion (2003: €4.2 billion) while the notional volume of those with maturities of more than five years totals €1.9 billion (2003: €1.8 billion).

Most interest rate swaps and interest and principal currency swaps are performed to allow the company to maintain a target range of floating rate debt. In 2002 such contracts were mainly used in connection with bond issues in the amounts of €2.0 billion and €3.0 billion. A portion of these bonds was converted from fixed to floating rate debt by means of interest rate swaps. Changes in the fair values of derivatives that hedge interest rate risk are recorded as interest income or expense for the respective periods. The effective portion of fair value hedges amounts to €58 million while the ineffective portion is €6 million. Some interest rate or interest and principal currency instruments involve a swap from variable to fixed interest rates. Such contracts are accounted for as cash flow hedges as defined in IAS 39. The effective portion of hedges amounts to €52 million; there is no ineffective portion.

Procurement market risk

The Bayer Group is exposed to changes in the market prices of commodities used for its business operations. In order to participate in commodity market fluctuations, we make use of derivative financial instruments according to our own assessments of the relevant markets.

	Notional amount		Fair value
€ million	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

Commodity futures contracts	224	817	11	29

	224	817	11	29

As of December 31, 2004 the total notional volume of commodity derivatives was €817 million. The total fair value of existing commodity contracts was €29 million.

134 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

Notes to the Statements of Cash Flows

[39] Net cash provided by (used in) operating activities

The cash flow statement starts from the operating result (EBIT). The gross cash flow for 2004 of €3.2 billion (2003: €2.9 billion) is the cash surplus from operating activities before any changes in working capital. Breakdowns of the gross cash flow by segment and region are given in the table on page 72ff. The net cash flow of €2.5 billion (2003: €3.3 billion) takes into account changes in working capital.

We have altered our gross cash flow computation effective January 1, 2004 in order to enhance transparency. The gross cash flow continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. Instead, these changes are now reflected in the reconciliation of the gross cash flow to net cash flow. While the net cash flow remains unaffected, the gross cash flow for fiscal 2003 is reduced by €380 million to €2,864 million. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.

[40] Net cash provided by (used in) investing activities

Additions to property, plant and equipment and intangible assets in 2004 resulted in a cash outflow of €1.3 billion (2003: €1.7 billion). Sales of property, plant and equipment led to a cash inflow of €0.2 billion (2003: €1.6 billion), while the cash inflow from the sale of investments and from interest and dividend receipts, including marketable securities, amounted to €0.2 billion (2003: €0.5 billion). Further information on acquisitions and divestments can be found on page 88ff. The net cash outflow for investing activities was €0.8 billion (2003: €0.5 billion inflow).

[41] Net cash provided by (used in) financing activities

In fiscal 2004 there was a net cash outflow from financing activities of €0.8 billion (2003: €1.8 billion). Net borrowing led to a net cash inflow of €0.5 billion (2003: €0.3 net outflow for debt repayments). Dividend payments for 2003 and interest payments totaled €1.3 billion (2003: €1.4 billion).

[42] Discontinuing operations

Discontinuing operations affected the Group cash flow statements as follows:

					Total discontinuing
	LANXESS		Plasma business		operations
€ million	2003	2004	2003	2004	2003	2004

Net cash provided by (used in) operating activities	131	234	(98)	(16)	33	218

Net cash provided by (used in) investing activities	(247)	(253)	(27)	(30)	(274)	(283)

Net cash provided by (used in) financing activities	116	19	125	46	241	65

Change in cash and cash equivalents	0	0	0	0	0	0

[43] Cash and cash equivalents

Cash and cash equivalents as of December 31, 2004 amounted to €3.6 billion (2003: €2.7 billion). In accordance with IAS 7 (Cash Flow Statements), this item also includes financial securities with original maturities of up to three months. The liquid assets of €3.6 billion (2003: €2.9 billion) shown in the balance sheet also include marketable securities and other instruments.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 135

Notes on Segment Reporting

In accordance with IAS 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by segments and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Group’s various activities.

As of December 31, 2004 the Bayer Group comprised four subgroups with operations subdivided into divisions (HealthCare), business groups or strategic business entities (CropScience, MaterialScience and LANXESS). Their activities are aggregated into the seven reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.

The subgroups’ activities are as follows:

Subgroup / Segment	Activities

HealthCare
Pharmaceuticals,
Biological Products	Development and marketing of prescription pharmaceuticals
Consumer Care, Diagnostics	Development and marketing of over-the-counter medications, nutritional supplements and diagnostic products for laboratory testing, near-patient testing and self-testing applications
Animal Health	Development and marketing of veterinary medicines, nutritionals and grooming products for companion animals and livestock

CropScience
CropScience	Development and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides, seed treatment products, non-agricultural applications, plant biotechnology and conventional seeds to meet a wide range of regional requirements.

MaterialScience
Materials	Production and marketing of high-quality plastics granules, methylcellulose, metallic and ceramic powders and semi-finished products.
Systems	Development, manufacturing and marketing of polyurethanes for a wide variety of applications as well as coating and adhesive raw materials; production and marketing of basic inorganic chemicals.

LANXESS
LANXESS	Production and marketing of synthetic and tire rubbers, polymers, basic and fine chemicals and specialty chemicals, including the development of system solutions.

In 2004, as part of the reorganization, the chemicals operations – with the exception of H.C. Starck and WolffWalsrode – and some of the polymers operations were combined to form LANXESS. The operations of the former Bayer Polymers and Bayer Chemicals subgroups that remain in the Bayer Group continue to operate as part of the Bayer MaterialScience subgroup, which is subdivided into the Materials and Systems segments. The prior-year figures have been restated to reflect these organizational changes.

The reconciliation eliminates intersegment items and reflects income and expenses not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.

Business activities that Bayer has already divested or intends to divest are shown as discontinuing operations. For fiscal 2004 and 2003 these are the plasma business and LANXESS.

136 Notes to the Consolidated Financial Statements	Bayer Annual Report 2004

The segment data are calculated as follows:

•	The intersegment and interregional sales reflect intragroup transactions effected at transfer prices fixed on an arm’s-length basis.

•	The return on sales is the ratio of the operating result (EBIT) to external net sales.

•	The gross cash flow comprises the operating result (EBIT) plus depreciation, amortization and write-downs, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions.

•	The net cash flow is the cash flow from operating activities as defined in IAS 7.

•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of cash flow return on investment (CFROI) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.

•	The CFROI is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.

•	The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible. The reconciliation of the balance of equity-method income and loss to the income statement line “Income (expense) from investments in affiliated companies – net” is apparent from Note [8].

•	Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.

•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not normally allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities. However, in connection with the spin-off of LANXESS, financial liabilities were allocated to LANXESS AG and LANXESS GmbH where this was possible and made commercial sense. Financial liabilities have therefore been recognized directly for the LANXESS segment, which we include in discontinuing operations. To reflect the LANXESS subgroup –which was split off as of January 28, 2005 – in its entirety as of December 31, 2004, the relevant financial and other liabilities have been recognized under the LANXESS segment. The prior-year figures have been restated accordingly. In the previous year, all financial liabilities were reflected in the reconciliation.

We use a similar procedure for segment assets. All assets allocated directly to the LANXESS subgroup as part of the spin-off are stated separately. The prior-year figures have been restated and now also contain amounts recognized in the previous year in the former Polyurethanes/Coatings/Fibers, Plastics/Rubber or Chemicals segments or in the reconciliation.

Notes to the Consolidated Financial Statements	Bayer Annual Report 2004 137

Total remuneration of the Board of Management and the Supervisory Board, advances and loans

The remuneration of the Board of Management comprises an annual base salary, a fixed supplement, and a variable bonus that is oriented to the achievement of defined gross cash flow targets for the Bayer Group. In addition, members of the Board of Management may participate in a cash-settlement-based stock option program provided that they place shares of their own in a special deposit account. The stock option program constitutes a further performance-related component of their compensation.

The total remuneration of members of the Board of Management in 2004 amounted to €6,518,626 (2003: €4,431,023), comprising €1,940,016 (2003: €1,945,293) in base salaries, €810,573 (2003: €303,383) in fixed supplements and €3,665,880 (2003: €2,081,169) in variable bonuses. Also included in the total is an aggregate €102,157 (2003: €101,178) of remuneration in kind, consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car. In the previous year, further remuneration of €159,623 was paid to members of the Board of Management who have since ceased to be members.

From the 2004 tranche of the stock option program, the members of the Board of Management received a total of 32,025 (2003: 30,300) stock options by virtue of their own investments. These options are blocked for the first three years. During the two-year exercise period thereafter, the holders will receive a cash payment not exceeding ten times their own investment, provided demanding performance criteria are met. The stock options from the 2004 tranche had a fair value of €31.53 each at December 31, 2004. Those from the 2003 tranche had a fair value of €36.08 each at December 31, 2003.

Emoluments to retired members of the Board of Management and their surviving dependents amounted to €9,917,575 (2003: €10,184,254).

Pension provisions for these individuals, amounting to €109,174,509 (2003: €107,557,924) are reflected in the balance sheet of Bayer AG.

The remuneration of the Supervisory Board amounted to €1,173,000 (2004: €752,250). Of this, variable components accounted for €153,000 (2003: €624,750).

There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2004, nor any repayments of such loans during the year.

Leverkusen, March 1, 2005

Bayer Aktiengesellschaft

The Board of Management

138 Report of the Supervisory Board	Bayer Annual Report 2004

Dear stockholders:

During 2004 the Supervisory Board monitored the conduct of the company’s business and acted in an advisory capacity. We performed these functions on the basis of detailed written and oral reports received from the Board of Management. In addition, the Chairman of the Supervisory Board and the Chairman of the Board of Management maintained a constant exchange of information and ideas. In this way the Supervisory Board was kept continuously informed about:

•	the company’s business strategy;

•	corporate planning, including financial, investment and human resources planning;

•	the company’s earnings performance; and

•	the general state of the business.

The documents relating to Board of Management decisions or actions requiring the approval of the Supervisory Board were inspected by the Supervisory Board at its plenary meetings, sometimes after preparatory work by its committees. In certain cases the Supervisory Board gave its approval on the basis of documents circulated to its members. The Supervisory Board was involved in decisions of material importance to the company. We discussed at length the business trends described in the reports from the Board of Management and the prospects for the development of the Bayer Group as a whole, the individual organizational units and the principal affiliated companies in Germany and abroad. During 2004 there were five plenary meetings of the Supervisory Board. On several further occasions, decisions were made after circulation of documents to the members. No member of the Supervisory Board attended less than half of the meetings.

Principal topics discussed by the Supervisory Board

Among the main topics deliberated by the Supervisory Board in 2004 was the continuing development of Bayer’s portfolio, which included strengthening the health care business by acquiring Roche’s over-the-counter drugs unit. We discussed at great length the progress of the preparations for the spin-off and stock-market listing of the new company LANXESS, into which most of the Chemicals activities and certain Polymers businesses have been placed. Also dealt with at our plenary meetings were the restructuring of the pharmaceuticals activities – including the strategic alliance with Schering-Plough and the refocus of pharmaceutical research – and the divestiture of the plasma business. Another major topic reported on by the Board of Management and discussed by the Supervisory Board was the status of various litigations, including court proceedings. We paid special attention to the litigation concerning Lipobay/Baycol and products containing phenylpropanolamine (PPA) as well as to antitrust suits, which mainly involve the former Rubber Business Group.

Work of the committees

The Supervisory Board’s Presidial Committee, which serves primarily as the Mediation Committee pursuant to the German Codetermination Act, did not need to convene in 2004. The Audit Committee met three times during the year, concerning itself in particular with the company’s and the Group’s financial reporting, including the annual report to the U.S. Securities and Exchange Commission on Form 20-F. It also discussed the Combined Financial Statements that had to be prepared in connection with the spin-off of LANXESS. The Group’s risk management system was another area of focus. The Audit Committee laid down rules for the relationship with the external auditors, set the budget for their services, and discussed measures to implement various requirements of the Sarbanes-Oxley Act. The Human Resources Committee convened on two occasions. Reports on the meetings of the Committees were presented at the plenary meetings.

Corporate governance

The Supervisory Board dealt with the ongoing development of corporate governance at Bayer. In December 2004 the Board of Management and the Supervisory Board issued a new Declaration of Conformity, which is published in the Corporate Governance chapter of this Annual Report. The Supervisory Board also discussed the efficiency of its own work.

Report of the Supervisory Board	Bayer Annual Report 2004 139

Financial statements and audits

The consolidated financial statements of the Bayer Group were drawn up according to the principles of the International Financial Reporting Standards (IFRS). These statements, as well as the financial statements of Bayer AG and the management reports of the Bayer Group and Bayer AG, have been examined by the auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen. The conduct of the audit is explained in the Independent Auditors’ Report. The auditors find that Bayer has fully complied with the International Financial Reporting Standards and issue an unqualified opinion on the consolidated financial statements of the Bayer Group. The financial statements and management report of Bayer AG, the consolidated financial statements and management report of the Bayer Group, and the audit reports were submitted to all members of the Supervisory Board. They were discussed in detail by the Audit Committee and at a plenary meeting of the Supervisory Board. The auditors submitted a report on both occasions and were present during the discussions.

We examined the financial statements and management report of Bayer AG, the proposal for distribution of the profit, and the consolidated financial statements and management report of the Bayer Group. We found no objections, thus we concur with the result of the audit. We have approved the financial statements of Bayer AG and the consolidated financial statements of the Bayer Group prepared by the Board of Management. The financial statements of Bayer AG are thus confirmed. We are in agreement with the management reports of Bayer AG and the Bayer Group and with the assessment of the future development of the enterprise. We also concur with the dividend policy and the decisions concerning retained earnings. We assent to the proposal for distribution of the profit, which provides for payment of a dividend of €0.55 per share.

The Supervisory Board would like to thank the Board of Management and all employees for their dedication and hard work in 2004.

Leverkusen, March 2005

For the Supervisory Board

/s/ Manfred Schneider

Dr. Manfred Schneider
Chairman

142 Mission Statement	Bayer Annual Report 2004

Science For A Better Life

“We have set our course for the future. This new mission statement defines our future perspectives, our goals and our values, and guides our strategy at a time of sweeping change. It outlines to our stockholders, our customers, the public and especially our employees how we think and behave as a company. In seeking to arouse everyone’s enthusiasm to contribute to Bayer’s success, we aim to impart one thing above all else: the fascination that is Bayer.”

Those are the words of Bayer CEO Werner Wenning in his introduction to the new corporate mission statement 8 1 . Starting in summer 2004, supervisors presented copies of this publication to all employees and discussed its content with them personally. The text is reproduced on the following pages.

81 WWW.BAYER.COM> ABOUT BAYER > CORPORATE POLICY > MISSION STATEMENT

Mission Statement	Bayer Annual Report 2004 143

Our Future — Our Goals

Bayer’s products and services are designed to benefit people and improve their quality of life.

We have set out to create an enterprise that is keenly focused on its customers, its strengths, its potential and the markets of the future: a top international company renowned for product quality, employee skills, economic performance and innovative strength, and committed to increasing corporate value and achieving sustained growth. The Bayer brand symbolizes these goals throughout the world.

To sharpen our focus on innovation and growth, we have carried out a strategic realignment, placing our businesses into three subgroups that operate virtually independently and are fully aligned to their respective markets. They are supported by competent service companies.

With our distinctive knowledge of people, animals, plants and materials, we intend to focus in future on the areas of

•	health care,

•	nutrition,

•	high-tech materials.

By applying our skills in these areas we aim to

•	prevent, diagnose, alleviate and cure diseases,

•	contribute to ensuring a sufficient supply of high-quality food for an ever-increasing global population,

•	help people to lead fulfilling, active lives through the contributions made by our products in the fields of communications, mobility, sports and home living.

These activities offer access to major growth markets.

This mission statement underscores our willingness as an inventor company to help shape the future and our determination to come up with innovations that benefit humankind. Of special importance in this respect are

•	new products emerging from our active substance research,

•	the consumer health business,

•	the growth markets of Asia,

•	new areas such as biotechnology and nanotechnology.

144 Mission Statement	Bayer Annual Report 2004

Our Strategy

Our corporate strategy is aligned to our mission.

Bayer HealthCare

In HealthCare 82 we are among the industry’s innovative, global players. We have positioned our Pharmaceuticals Division as a medium-sized supplier with worldwide activities.

Its research and development are directed toward therapeutic areas where there is particular scope for innovation and where we already have to our credit successful products and/or promising product developments.

We plan to continue strengthening our core indications through in-licensing. An extensive network of external partners and long-term alliances, such as those with biotechnology companies, strengthens our research platform and gives us attractive business opportunities in the markets of the future.

We believe biotechnologically derived active ingredients have considerable growth potential. We plan to further expand our successful business in products for the companion animals market. The Consumer Care and Diabetes Care divisions each hold leading positions in their respective consumer health markets with such famous brands as Aspirin, Alka-Seltzer, Aleve, Bepanthen, Rennie and Ascensia.

In the future we will focus more strongly on our skills and experience in these near-patient markets. We plan to systematically exploit opportunities for both internal and external growth. Our goal is for Bayer HealthCare to become the world’s leading consumer health company.

Bayer CropScience

Our CropScience subgroup 83 is strongly positioned in the insecticides, fungicides, herbicides and seed treatment segments. In addition, our Environmental Science business has a leading position in non-agricultural markets, for example in pest control.

In the BioScience business group, we are active in the seed segment and in the rapidly expanding field of plant biotechnology. We focus on crops for which we already have cutting-edge technologies and solid market positions — particularly cotton, canola, rice and vegetables.

Through the use of plant biotechnology and modern breeding, we are enhancing plants to increase the quantity and quality of food, feed and fiber. Plant biotechnology also affords us innovative opportunities for partnering within the Bayer Group, including plant-based production of pharmaceutical active ingredients and high-tech materials such as specialty plastics.

With our best-in-class portfolio and promising product pipeline, we aim to achieve growth rates well above the market average. Our goal is to be the global leader in the crop science industry.

82 WWW.BAYERHEALTHCARE.COM                                             83WWW.BAYERCROPSCIENCE.COM

Mission Statement	Bayer Annual Report 2004 145

Bayer MaterialScience

Our MaterialScience business units84 are among the global leaders in their respective markets. We hold particularly strong positions in raw materials for polyurethanes, isocyanates for coatings, and high-performance polycarbonate plastics.

We possess acknowledged leading-edge technologies which, in light of the complex manufacturing processes and sophisticated products involved, should give us competitive advantages in the medium to long term.

We will concentrate on promising growth areas and markets and expand our activities, particularly in engineering plastics. The major focus of our investment in the coming years will be on the growth markets of Asia, especially China.

In MaterialScience, also, major opportunities are presented by new technologies which in many cases we are developing together with partners in the respective user industries. Here, new compounds with creative functional properties and novel biotechnologically produced raw materials provide access to numerous fields of innovation.

We plan to use nanotechnology to develop intelligent materials for products such as self-healing coatings or scratch-resistant, self-cleaning surfaces for plastics. Our electrically conductive polymers have led to completely new applications in luminescent films, electronic displays and high-performance capacitors, for example. Our goal is to build a highly profitable business based on our leading market positions.

Bayer Business Services

This company is an established international supplier of IT-based administrative, commercial and scientific services. 85

Bayer Technology Services

Forming the technological backbone86 of the Bayer Group, this company offers innovative and comprehensive solutions in all areas of technology.

Bayer Industry Services

The extensive range of services provided by this company supports efficient manufacturing operations at Bayer’s chemical parks in Germany.87

84  WWW.BAYERMATERIALSCIENCE.COM
85  WWW.BAYERBBS.COM
86  WWW.BAYERTECHNOLOGY.COM
87  WWW.BAYERINDUSTRY.COM

146 Mission Statement	Bayer Annual Report 2004

Innovation and Growth

Bayer is an inventor company infused with a pioneering spirit 88. We invest extensively in technology because innovation is the foundation for competitiveness and growth, and thus for our future success.

By focusing our resources on the expanding areas of our innovative HealthCare, CropScience and Material-Science businesses, we lay the foundations for sustained, long-term growth in future markets.

We believe synergistic potential exists in the use of our technologies by more than one of our subgroups. Here we draw on the expertise that our scientists have acquired over decades of interdisciplinary research.

Innovative applications for biotechnology and nan-otechnology also hold promise for us in the future. Supplementing the subgroups’ targeted R&D activities is our subsidiary Bayer Innovation GmbH 89, set up specifically to help turn innovative project ideas into new business concepts.

This company not only looks at individual products but also seeks to open up new business opportunities, such as those offered by the combination of materials and active substances in medical applications, or the continuing development of optical data storage media for security systems.

Creating Value

Another core element of our corporate strategy is rigorous value management. Our performance-related compensation systems reward and incentivize the achievement of our value-creation targets.

Portfolio management will continue to play a crucial role in the Bayer Group. We aim to continue improving our market positions through strategic acquisitions and alliances. We will divest activities that in the long term are unlikely to yield a return exceeding their capital costs.

88 WWW.BAYER.COM > ABOUT BAYER > RESEARCH
89 WWW.BAYER-INNOVATION.COM

Mission Statement	Bayer Annual Report 2004 147

Our Values

Common values and leadership principles form the basis for our day-to-day activities.

A will to succeed A passion for our stakeholders Integrity, openness and honesty Respect for people and nature Sustainability of our actions

•	Our employees throughout the world, with their abundant knowledge and their innovative capabilities, seek to play an active role in shaping the future on the basis of common values.

•	We respect and value the ethnic and cultural diversity of all the people who work for Bayer, mindful that our success is founded on their skills and their commitment.

•	We aim to achieve a sustained increase in corporate value in the interests of our stockholders, customers, employees, other business partners and society as a whole.

•	We seek to retain the confidence of our stakeholders through the quality, performance and reliability of our products and services as well as through integrity, flexibility and openness in all our business dealings. We will strive for continual improvement in all these areas.

•	Our actions are guided by the knowledge that we can only remain competitive by adapting to changing global conditions.

•	Our customers remain the focus of our activities. We will work with them in a spirit of partnership to create value for both sides.

•	Our organizational structure encourages individual responsibility and entrepreneurship.

•	We support our employees in both their professional and their personal development, helping them to deploy their skills and their creativity for their personal success and that of our business enterprise.

•	We acknowledge and accept our role as a socially and ethically responsible corporate citizen and are committed to the principles of sustainable development.

•	We will strive to actively contribute to the discussion of socially relevant issues by engaging in a dialogue with interested sections of society.

•	We believe our technical and commercial expertise entails a duty to work for the good of all humankind, to demonstrate social commitment and to make a lasting and positive contribution to sustainable and environmentally compatible development.

•	We place paramount importance on living our values in our work. The leadership principles on which we assess our managers are therefore based on these values.

148 Bayer News Highlights 2004/2005	Bayer Annual Report 2004

THE YEAR IN REVIEW – 2004

JANUARY

The American Institute of Architects presents Bayer AG’s new headquarters building in Leverkusen with the “Honor Award for Architecture”, the most prestigious U.S. prize in its field.

FEBRUARY

The Diagnostics Division of Bayer Health-Care enters into an exclusive worldwide agreement with Amersham plc for joint development of assays and instrumentation in the field of human immunodeficiency virus (HIV) sequencing as well as sequencing of other important infectious disease-causing pathogens.

MARCH

An international survey by the Edelman public relations agency of some 1,200 opinion leaders in the United States, Germany, the United Kingdom, France, China and Brazil shows that Bayer enjoys a high level of trust worldwide. In Germany, Bayer is by far the best-trusted company in the pharmaceutical and chemical industry.

Aventis pays Bayer €327 million under an agreement to adjust the acquisition price for Aventis CropScience.

Bayer CropScience purchases Crompton Corporation’s 50 percent share of the Gustafson seed treatment joint venture in the United States, thus becoming the sole owner and further expanding its position in this market.

Bayer MaterialScience and Lyondell Chemical Company jointly inaugurate a propylene oxide/styrene monomer production facility near Rotterdam, Netherlands.

Bayer and UNEP cooperate in youth environment education

June Bayer becomes the first private-sector company to partner the United Nations Environment Programme (UNEP) in environmental projects for young people. Under an agreement signed in Leverkusen by UNEP Executive Director Professor Klaus Töpfer and Bayer Management Board Chairman Werner Wenning, Bayer will provide annual funding of around €1 million and additional non-financial support to promote environmental projects for young people in collaboration with UNEP, initially for a three-year period.

“Through our international cooperation with UNEP, we will launch or expand a number of projects designed to strengthen young people’s environmental awareness,” said Wenning at the signing ceremony. (Photo right, from left: Werner Wenning, Klaus Töpfer and Dr. Udo Oels, the Bayer board member responsible for environmental issues)

100 years of Bayer sports

July TSV Bayer 04 Leverkusen, the flagship of Bayer’s sports promotion activities, celebrates its centennial. Members of the 29 different clubs so far have garnered a total of 60 Olympic medals, more than 150 world and European championship titles and over 800 German titles. TSV Bayer 04 has over 11,000 members and 75 full-time employees involved in administration and training, as well as owning 16 sports halls. Bayer’s support of this club makes a significant contribution to youth, recreational, professional and disabled sports in Germany. Attending the ceremony in Leverkusen together with Bayer Management Board Chairman Werner Wenning and TSV Chairman Klaus Beck are German Chancellor Gerhard Schröder, Interior Minister Otto Schily, North Rhine-Westphalia deputy state premier Dr. Michael Vesper and prominent members of the International and German Olympic Committees. The Bayer sports club is also honored on behalf of the German President.

Bayer News Highlights 2004/2005	Bayer Annual Report 2004 149

The expansion of the methylcellulose facility and the construction of a technology center for non-prescription medicines are completed at Bayer Bitterfeld, increasing the number of permanent jobs at the site to 756.

APRIL

Bayer and the World Council for Sustainable Development agree to expand their partnership. Bayer will now actively participate in initiatives such as a sustainability project in China.

The U.S. Food and Drug Administration grants Bayer fast-track status for its new substance to treat advanced kidney cancer. The fast-track program is designed to expedite the review of drug compounds.

Following its registration in Japan, Bayer’s erectile dysfunction treatment Levitra® is now on the market in more than 70 countries.

Bayer receives marketing authorization for the new cereal fungicide Proline®.

MAY

Bayer’s new liaison office in Berlin is inaugurated in the presence of German Chancellor Gerhard Schröder and about 350 prominent guests from politics and industry.

JUNE

The Diagnostics Division of Bayer HealthCare is divided into two separate units in order to enhance customer focus. The new divisions are named Diabetes Care and Diagnostics.

Bayer acquires Roche consumer health business

July Bayer announces it has agreed to acquire the consumer health business of Swiss-based Roche for €2.38 billion. This will make Bayer one of the world’s top three suppliers of non-prescription medicines. The business to be purchased has yearly sales of around €1 billion. The acquisition also comprises Roche’s 50 percent share of the Bayer-Roche joint venture in the United States and five Roche production sites in Germany, France, Argentina, Morocco and Indonesia. Combining the two businesses will enable Bayer to tap significant synergies and supplement its product range in the fast-growing OTC market with internationally known brands such as Rennie® and Bepanthen®.

Pharmaceuticals alliance with Schering-Plough in the United States and Japan

September Bayer enters a broad pharmaceuticals alliance with U.S.-based Schering-Plough Corporation. The agreement reached provides for some of Bayer’s primary care products to be marketed and distributed by Schering-Plough in the United States. In addition,the companies will co-market Schering-Plough’s cardiovascular drug Zetia® in Japan once it is registered there. “The alliance with Schering-Plough will draw on the regional strengths of both companies and enable us to better exploit the potential of our products,” explains Bayer CEO Werner Wenning, calling the agreement another strategic milestone in the realignment of Bayer HealthCare.

Campaign presents Bayer as a leading inventor company

November A new international image campaign is launched under the slogan “Bayer: Science For A Better Life”. The campaign positions the company as a research-based enterprise, presenting impressive examples from the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups of how Bayer’s products and innovations help to improve people’s quality of life. The campaign is closely linked to Bayer’s new mission statement, which defines the company’s goals and values.

150 Bayer News Highlights 2004/2005	Bayer Annual Report 2004

At Bayer’s “Perspective on Innovation 2004” news conference, Management Board Chairman Werner Wenning and Board research spokesman Dr. Udo Oels explain to more than 100 journalists from Germany and around the world the company’s strategic realignment as an inventor company. Experts from the subgroups present examples of Bayer’s current R&D activities.

JULY

Bayer divests the 15 percent interest in KWS Saat AG acquired in connection with the purchase of Aventis CropScience.

AUGUST

International financial investor Platinum Equity acquires the textile dyes manufacturer DyStar, previously a joint venture of BASF, Bayer and Hoechst.

The European Commission grants orphan drug status to Bayer HealthCare’s developmental product for the treatment of advanced kidney cancer. The designation gives the drug E.U. market exclusivity for this indication for a 10-year period.

SEPTEMBER

Bayer CropScience opens a new innovation center for plant biotechnology research in Ghent, Belgium.

Bayer AG and its German companies offer vocational training places to more than 1,000 school graduates in 2004.

Bayer stock is included in the Dow Jones Sustainability Index for the sixth year in a row.

LANXESS gets the go-ahead

November At the Extraordinary Stockholders’Meeting in Essen, the stockholders of Bayer AG vote by an overwhelming 99.66 percent majority of the represented capital stock to approve the spin-off of the new chemical company LANXESS, thus clearing the way for Bayer’s strategic realignment. Bayer will thereafter concentrate on businesses with high growth and innovation potential that are combined in the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups.With annual sales of roughly €6 billion, LANXESS will be one of Europe’s biggest chemical companies, focusing on basic, specialty and fine chemicals and a number of polymer materials.

Environmental envoys visit Bayer

November Young Environmental Envoys from twelve countries spend a week at Bayer learning about environmental protection and sustainable development. The 50 young people were selected on the basis of outstanding projects submitted as entries in environmental competitions in their home countries and invited to take part in a week-long field trip to Germany. The study trip is the highlight of the Young Environmental Envoy Program, a key element in Bayer’s alliance with the United Nations Environment Programme (UNEP).

Stratego® approved in the United States to control soybean rust

January 2005 Bayer CropScience receives special approval to market the fungicide Stratego® to control Asian soybean rust in the United States. The U.S. Environmental Protection Agency had already granted special approval for Bayer’s Folicur® fungicide in the fall of 2004. The company thus has two excellent products for use against soybean rust in the United States that have already proven highly effective in Brazil. During the past few years Asian soybean rust has become increasingly common in South America. The disease, which can destroy up to 80 percent of the soybean harvest, needs to be treated quickly and systematically.

Bayer News Highlights 2004/2005	Bayer Annual Report 2004 151

OCTOBER

Near Shanghai, China, Bayer MaterialScience starts construction of new production facilities for polyurethanes and coating raw materials. The plants are due on stream in 2006.

A German association for the promotion of disabled sports presents Bayer AG with the “Paralympic Media Award 2004” for its work in this field.

NOVEMBER

Chinese Vice-Premier Zeng Peiyan visits Bayer’s site in Brunsbüttel, Germany, where he learns about the production of polyurethane foams.

A German children’s charity honors Bayer for the company’s exemplary commitment to socially disadvantaged young people.

DECEMBER

Bayer announces the sale of its plasma business to a U.S.-based group of investors. The divestiture is a further step in the strategic realignment of Bayer HealthCare.

Bayer receives marketing authorization for the new cereal fungicide Fandango®.

2005

JANUARY

Bayer largely completes the acquisition of the Roche OTC business, making it one of the world’s top three suppliers of nonprescription medicines.

In Japan, Bayer CropScience receives marketing authorization for the new rice insecticide Kirappu®.

LANXESS spin-off accomplished

January 2005 The separation of LANXESS AG from the Bayer Group is accomplished on Friday, January 28, 2005 with the entry of the spin-off of the new chemicals group in the commercial register for Bayer AG. This completes the most fundamental restructuring in Bayer’s history. “Placing LANXESS on the stock market is a crucial part of Bayer’s strategic realignment.The preparations for the spin-off took little more than a year. This is a tremendous achievement, for which I would like to thank all employees on behalf of the entire Board of Management,” said Werner Wenning, CEO of Bayer AG.

€13 million for Asian flood victims

February 2005 Bayer AG has increased its aid for the flood victims in South and Southeast Asia.The sum of €10 million in cash and non-cash donations made available just a few days after the tsunami has now been raised to around €13 million. “The response from our employees and our companies in many countries deserves tremendous recognition. The important thing now is to continue to support people in Asia who are in dire need, and to help rebuild the countries over the long term,” said Werner Wenning, Chairman of the Board of Management of Bayer AG. In India, for example, Bayer and other German companies will finance the construction of several medical centers and have pledged in addition to contribute to the salaries of the medical personnel for a period of several years. The establishment of similar centers in Sri Lanka is also under consideration. These are long-term development-aid projects. Bayer, along with many other German companies, is also participating in the “Indogerm-direct” initiative in Indonesia, which is taking shape under the patronage of the German embassy and the German-Indonesian Chamber of Industry and Commerce. The companies have decided to finance medium- and long-term reconstruction measures through a trustee account set up by the initiative. The Bayer Group’s various activities are being coordinated by the local Bayer companies.

152 Governance Bodies	Bayer Annual Report 2004

Supervisory Board and Board of Management

Supervisory Board

Hermann Josef Strenger
Honorary Chairman, Leverkusen

Members of the Supervisory Board of Bayer AG hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2004 or the date on which they ceased to be members of the Supervisory Board of Bayer AG):

Dr. Manfred Schneider
Chairman of the Supervisory
Board, Leverkusen
* Dec. 21, 1938
Allianz AG
DaimlerChrysler AG
Linde AG (Chairman)
Metro AG
RWE AG
TUI AG

Erhard Gipperich
Vice Chairman of the Supervisory
Board; Chairman of the Group and
Central Works Councils of Bayer
AG, Leverkusen
* April 30, 1942
Baywoge GmbH

Dr. Paul Achleitner
Member of the Board of Manage-
ment of Allianz AG, Munich
* Sept. 28, 1956
Allianz Global Investors AG
Allianz Immobilien GmbH
(Chairman)
MAN AG
RWE AG
ÖIAG (until June 18, 2004)

Dr. Josef Ackermann
Spokesman of the Board of Manag-
ing Directors and Chairman of the
Group Executive Committee of
Deutsche Bank AG, Frankfurt am
Main
* Feb. 7, 1948
Deutsche Lufthansa AG
Linde AG
Siemens AG

Karl-Josef Ellrich
Chairman of the Works Council,
Dormagen site
* Oct. 5, 1949
Bayer CropScience AG

Thomas Hellmuth
Agricultural Engineer, Langenfeld
* May 29, 1956

Prof. Dr. Ing. e.h. Hans-Olaf Henkel
President of the Leibniz
Association, Berlin
* March 14, 1940
Continental AG
Deutsche Industriebank AG (IKB)
(until May 10, 2004)
DaimlerChrysler Aerospace AG
SMS GmbH
Orange SA
Ringier AG

Dr. h.c. Martin Kohlhaussen
Chairman of the Supervisory
Board of Commerzbank AG,
Frankfurt am Main
* Nov. 6, 1935
Heraeus Holding GmbH
Hochtief AG (Chairman)
Infineon Technologies AG
Intermediate Capital Group
National Pensions Reserve Fund
Schering AG
ThyssenKrupp AG
Verlagsgruppe
Georg von Holtzbrinck GmbH

John Christian Kornblum
Chairman of Lazard & Co. GmbH,
Berlin
* Feb. 6, 1943
ThyssenKrupp Technologies AG
Motorola Inc.

Petra Kronen
Chairman of the Works Council,
Uerdingen site
* Aug. 22, 1964
Bayer MaterialScience AG
(effective July 16, 2004)

Dr. Heinrich von Pierer
Chairman of the Supervisory
Board of Siemens AG, Munich
* Jan. 26, 1941
Hochtief AG
Münchener Rückversicherungs-
Gesellschaft AG
Volkswagen AG

Wolfgang Schenk
Graduate Engineer, Leverkusen
* Sept. 24, 1953
Bayer CropScience AG

Governance Bodies	Bayer Annual Report 2004 153

Committees of the Supervisory Board of Bayer AG

Presidial Committee/Mediation Committee	Schneider (Chairman), Gipperich, von Pierer, Schmoldt
Audit Committee	Kohlhaussen (Chairman), Henkel, Schenk, Schneider, Wendlandt, de Win
Human Resources Committee	Schneider (Chairman), Ellrich, Kohlhaussen, Kronen

Hubertus Schmoldt
Chairman of the German Mine,
Chemical and Power Workers’
Union, Hannover
* Jan. 14, 1945
BHW AG
Deutsche BP AG
DOW Olefinverbund GmbH
E.ON AG
RAG AG (effective May 28, 2004)

Dieter Schulte
Former Chairman of the German
Unions Federation, Duisburg
* Jan. 13, 1940
ThyssenKrupp AG
(until January 23, 2004)

Dipl.-Ing. Dr.-Ing. e.h. Jürgen Weber
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Frankfurt am Main
* Oct. 17, 1941
Allianz Lebensversicherungs-AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG (Chairman)
Voith AG
Loyalty Partner GmbH (Chairman)
Tetra Laval Group

Siegfried Wendlandt
North Rhine District Secretary
of the German Mine, Chemical
and Power Workers’ Union, Düsseldorf
* July 27, 1947
Baywoge GmbH
HT Troplast AG
Rütgers AG

Reinhard Wendt
Chairman of the Works Council
of Wolff Walsrode AG, Walsrode
* March 6, 1945
Wolff Walsrode AG

Thomas de Win
Commercial Clerk, Cologne
* Nov. 21, 1958

Prof. Dr. Dr. h.c.
Ernst-Ludwig Winnacker
President of the German Research
Association (DFG), Bonn
* July 26, 1941
MEDIGENE AG
KWS Saat AG

Dr. Hermann Wunderlich
Former Vice Chairman of the
Company’s Board of Manage-
ment, Odenthal
* April 29, 1932
Freudenberg & Co.
(until June 26, 2004)

Board of Management

Members of the Board of Management hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2004).

Werner Wenning
Chairman of the Board of
Management
* Oct. 21, 1946
Gerling-Konzern
Versicherungs-Beteiligungs-AG
Henkel KGaA

Klaus Kühn
* Feb. 11, 1952
Bayer CropScience AG (Chairman)
Bayer Business Services GmbH
(Chairman) (effective June 2004)

Dr. Udo Oels
* Jan. 2, 1944
Bayer Chemicals AG (Chairman)
Bayer Industry Services Geschäfts-
führungs-GmbH (Chairman)
(effective May 2004)
Bayer Technology Services GmbH
(Chairman) (effective June 2004)
ThyssenKrupp Services AG

Dr. Richard Pott
* May 11, 1953
Bayer HealthCare AG (Chairman)
Bayer MaterialScience AG
(Chairman) (effective July 2004)

154 Organizational Structure	Bayer Annual Report 2004

Organization Chart

as at March 1, 2005

Bayer AG (holding company)
Group Management Board

Werner Wenning	Richard Pott*	Klaus Kühn	Udo Oels
Chairman	Strategy & Human Resources	Finance	Innovation,Technology & Environment

– Corporate Center

Corporate Office	J. Krell
Communications	H. Springer
Investor Relations	A. Rosar
Corporate Auditing	R. Meyer
Corporate Human Resources & Organization	J. Peters
Finance	J. Dietsch
Corporate Development	M. Mangold
Law & Patents, Insurance	R. Hartwig
Governmental & Product Affairs	W. Grosse Entrup
Group Accounting & Controlling	U. Hauck
Regional Coordination	F.-J. Berners

Business Areas Bayer HealthCare	Bayer CropScience	Bayer MaterialScience	Service Areas Bayer Business Services
A. J. Higgins
Chairman of the Executive Committee
G. Riemann
Animal Health
J. Akers
Biological Products
G. Balkema
Consumer Care
N. N.
Diagnostics
J. Martin
Diabetes Care
W. Plischke
Pharmaceuticals
W. Baumann*
Central Administration &
Organization
F. Berschauer
Chairman of the Board
of Management
D. Suwelack
Business Planning &
Administration
R. Scheitza*
Portfolio Management
B. Garthoff
R&D; Cooperations/Licensing;
Quality, Health, Safety & Environment
W.Welter
Industrial Operations, Investments

H. Noerenberg Chairman of the Board of Management T.Van Osselaer Production & Technology I. Paterson Marketing & Innovation G. Plumpe* Administration	A. Resch
Chairman of the Executive Board
H. Läpple*
IT Community, Human Resources

Bayer Technology Services

W.Wagner
Chief Executive

Bayer Industry Services

J. Hinz
Chairman of the Executive Board
H. Bahnmüller*
B. Blankemeyer-Menge

* Labor Director

Glossary	Bayer Annual Report 2004 155

Glossary

A

Adalat® – drug product for the treatment of hypertension; active ingredient: nifedipine

Admire® – insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes

Advantage® – antiflea product for dogs and cats; active ingredient: imidacloprid

Advantix® – antiflea/-tick/-mosquito product for dogs; active ingredients: imidacloprid, permethrin

ADVIA® – umbrella brand for a fully automated system for large-scale laboratories to diagnose cardiovascular diseases, infections, metabolic disorders and other conditions

Acaricide – crop protection agent for combating mites

Aleve® – analgesic; active ingredient: naproxen

Aliette® – fungicide; active ingredient: fosetyl aluminum; main applications: vines, vegetables, fruit, hops

Ascensia® – umbrella brand for blood glucose metering systems and services

Asian rust – fungal disease in soybeans

Aspirin® – One of the world’s best-known analgesics; active ingredient: acetylsalicylic acid

Aspirin® Cardio – drug product for protection against myocardial infarction; active ingredient: acetylsalicylic acid

Aspirin Complex® – cold and flu product in granular form for the treatment of pain, runny nose and fever; active ingredients: acetylsalicylic acid, pseudoephedrine

Aspirin direkt® – analgesic in chewable tablet form; active ingredient: acetylsalicylic acid

Aspirin® Effect – analgesic in granular form to be taken without water; active ingredient: acetylsalicylic acid

Aspirin® Migraine – drug product for the treatment of migraine-related headache; active ingredient: acetylsalicylic acid

Aspirin® Protect – drug product for secondary prevention of myocardial infarction and stroke; active ingredient: acetylsalicylic acid

Atlantis® – herbicide; active ingredients: mesosulfuron and others; main applications: wheat, triticale, rye

Avelox® – drug product for the treatment of respiratory tract infections; active ingredient: moxifloxacin

B

Bariton® – fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals

Basta® – herbicide; active ingredient: glufosinate-ammonium; main applications: plantation crops (e.g. vines, fruit, oil palms), potatoes, vegetables

BAY 43-9006 – development candidate undergoing investigation in the treatment of various types of cancer

BAY 59-7939 – substance being tested in the treatment and prevention of thromboembolic disorders

Baytril® – chemotherapeutic agent for the treatment of severe veterinary infectious diseases; active ingredient: enrofloxacin

Bepanthen® – range of skin care and wound-healing products; active ingredient: dexpanthenol

Betanal® – herbicide; active ingredients: phenmedipham, desmedipham, ethofumesate; main application: beet

C

Canesten® – antifungal drug for infections of the skin; active ingredient: clotrimazole or bifonazole

Central Laboratory Testing – diagnostic tests and equipment for large-scale medical laboratories

Ciprobay®/Cipro® – drug product for the treatment of infectious diseases; active ingredient: ciprofloxacin

Cipro® XR – once-daily formulation of the active ingredient ciprofloxacin

Confidor® – insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes

D

Decis® – insecticide; active ingredient: deltamethrin; main applications: cotton, vegetables, cereals

Drug-embedded devices – products (e.g. adhesive bandages, stents, catheters) with active substances embedded in their materials

E

Envidor® – acaricide; active ingredient: spirodiclofen; main applications: citrus and other fruits, nuts, vines

156 Glossary	Bayer Annual Report 2004 156

F

Factor Xa inhibitor see Bay 59-7939

Fandango® – fungicide; active ingredients: fluoxastrobin, prothioconazole; main application: cereals

Fenikan® – herbicide, active ingredient: diflufenican; main applications: winter wheat, winter barley, rye

FiberMax® – cotton seed in the United States, Turkey, Greece, Spain, Brazil

Flint® – fungicide; active ingredient: trifloxystrobin; main applications: cereals, soybeans, fruits, vines

Folicur® – fungicide; active ingredient: tebuconazole; main applications: cereals, soybeans, canola, peanuts

Fungicide – crop protection agent to combat fungal diseases

G

Gamimune®/Polyglobin®/Gamunex® – drug product used to treat patients with primary and secondary antibody deficiencies and compromised immune systems; active ingredient: human immune globulin

Gaucho® – insecticide; active ingredient: imidacloprid; main applications: seed dressing for sugar beet, corn, cereals, cotton, canola

Glucobay® – drug product for the treatment of diabetes; active ingredient: acarbose

H

Herbicide – crop protection agent to combat weeds

I

Input® – fungicide; active ingredients: prothioconazole, spiroxamine; main application: cereals

Insecticide – crop protection agent to combat animal pests (insects)

InVigor® – seed for summer canola

K

Key performance indicators – data that characterize the continuous improvement process for safety and environmental protection measures

Kirappu® – insecticide; active ingredient: ethiprole; main application: rice

K-Othrine® – insecticide; active ingredient: deltamethrin; main applications: insects that transmit malaria, sleeping sickness and Chagas’ disease

Kogenate® – drug product for the treatment of hemophilia; active ingredient: recombinant Factor VIII

Kogenate® with BIO-SET® – recombinant Factor VIII with needleless delivery system

L

Levitra® – drug product for the treatment of erectile dysfunction; active ingredient: vardenafil

Liberty® – herbicide; active ingredient: glufosinate-ammonium, main applications: corn, canola, cotton, soybeans, rice in conjunction with herbicide-tolerance technology

LibertyLink® – brand name for Bayer’s Liberty herbicide-tolerance technology in crops

M

Makrolon® – brand name for polycarbonate; main applications: electrical/electronic goods, optical data storage media (CDs/DVDs), architectural glazing (solid and multiwall sheet), automotive industry

MaxForce® – insecticide; active ingredients: imidacloprid, hydramethylnon, fipronil; main applications: crawling and flying insects such as cockroaches, ticks, ants and flies

Merit® – insecticide; active ingredient: imidacloprid; main applications: broad-spectrum insecticide for non-agricultural grass lawns

Midol® – medicine to alleviate menstrual symptoms; active ingredient: paracetamol

Molecular testing – diagnostic tests and equipment for molecular analysis of infectious diseases and cancer

Multitec® – fast-curing, multi-component polyurethane spray system for economical and environmentally friendly production of molded plastic parts

N

Near-patient testing – diagnostic tests and equipment used directly at the patient’s bedside and in doctors’ offices

Glossary	Bayer Annual Report 2004 157

O

Oberon® – insecticide/acaricide; active ingredient: spiromesifen; main applications: fruits, vegetables, cotton, ornamental plants

OTC – abbreviation for over-the-counter, i.e. non-prescription medications

Oxygen depolarized cathode – new method of hydrochloric acid electrolysis which uses up to 30 percent less energy

Ozonolysis – process which, in a newly developed application in wastewater treatment, can reduce the volume of sewage sludge by up to 90 percent

P

Polycarbonate – durable, impact-resistant plastic; see Makrolon®

Polyester polyol – raw material for polyurethane production

Polyether – raw material for polyurethane production

Polyglobin®/Gamimune® – see Gamimune®

Polyol – raw material for polyurethane production

Polyurethane – important group of plastics (PU for short)

Poncho® – insecticide; active ingredient: clothianidine; main applications: seed treatment for corn, canola, sugar beet

Primary care products – drug products prescribed by general practitioners

Prolastin® – drug product for the treatment of hereditary pulmonary emphysema; active ingredient: alpha1-proteinase inhibitor

Proline® – fungicide; active ingredient: prothioconazole; main applications: cereals, canola

Propylene oxide – precursor used in the manufacture of polyurethane raw materials

Prosaro® – fungicide; active ingredients: prothioconazole, tebuconazole; main applications: cereals, canola

Puma® – herbicide; active ingredient: fenaxoprop-P-ethyl; main applications: cereals, rice, soybeans, canola

R

Raxil® – fungicide; active ingredient: tebuconazole; main applications: seed treatment for wheat and barley

Redigo® – fungicide for seed treatment; active ingredient: prothioconazole; main application: cereals

Redoxon® – vitamin product for the prevention and treatment of vitamin C deficiency; active ingredient: ascorbic acid

Rennie® – medicine to treat heartburn and acid-related disorders; active ingredients: calcium carbonate, magnesium carbonate

S

Scenic® – fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals

Smart surface technology – technology for the manufacture of three-dimensional, luminescent plastic parts

Sphere® – fungicide; active ingredients: trifloxystrobin, cyproconazole; main applications: coffee, soybeans, cereals, sugar beet

Stakeholders – our stockholders, employees, business partners, users of our products and society in general

Stratego® fungicide; active ingredients: trifloxystrobin, propiconazole; main applications: soybeans, cereals, rice, corn

Styrene – raw material used for the production of various plastics

Supradyn® – multivitamin and mineral supplement with trace elements for prophylaxis of general vitamin and mineral deficiencies

T

Temic® – insecticide; active ingredient: aldicarb; main applications: cotton, citrus fruits, potatoes

Trasylol® – drug product used during open-heart surgery; active ingredient: aprotinin

V

Vanquish® – analgesic; active ingredients: acetylsalicylic acid, paracetamol

W

World-scale facility – facility with an extremely large production capacity, to safeguard product supplies at the regional or global level

Z

Zetia® – cardiovascular drug from Schering-Plough which Bayer plans to jointly market with that company in Japan once it has gained marketing authorization

158 Index	Bayer Annual Report 2004

Index from A to Z

A

Accounting standards	75 ff.
Acquisitions	26, 88
Affiliated companies	90
Annual Stockholders’ Meeting	52, back flap
Asset structure	27
Audit Committee	53, 153
Auditors	52, 67

B

Balance sheet	27, 69, 101
Bayer Business Services	Front flap, 56, 145
Bayer CropScience	Front flap, 18, 31, 34, 43,
45, 56, 135, 144
Bayer HealthCare	Front flap, 14, 30, 33, 42,
45, 56, 135, 144
Bayer Industry Services	Front flap, 56, 145
Bayer Innovation GmbH	36, 146
Bayer MaterialScience	Front flap, 20, 32, 35, 44,
45, 56, 135, 145
Bayer shares	48, 57
Bayer stock data	49
Bayer Technology Services	Front flap, 56, 145
Board of Management	8, 49, 52, 55, 57, 137, 153
Bonds	124
Business environment	14, 42
Business strategy	42

C

Capital expenditures	26
Capital structure	27
Cash flow	23
Changes in stockholders’equity	71
Commitments and contingencies	128
Consolidated financial statements	53, 65
Consolidated statements of cash flows	25, 70, 86, 134
Consolidation methods	79
Contact	160
Corporate citizen	1, 62, 147
Corporate Compliance Program	56
Corporate governance	52
Corporate Governance Code	52
Corporate social responsibility	62
Corporate structure	Front flap
Corporate Sustainability Board	60
Cost of materials	100
Credit risk	130
Currency risk	38, 130, 133
Currency translation	80

D

Derivative financial instruments	132
Discontinuing operations	94, 127, 134
Distribution	30
Divestitures	26, 89
Dividend	49

E

Earnings per share	49, 99
Earnings performance	12, 26
Employees	56, 62
Environmental protection	60, 116
Exchange rate risk	38, 130, 133
Exchange rates	81
Expense from investments in affiliated companies – net	96

F

Fair value	129
Financial calendar	Back flap
Financial instruments	84, 129
Financial liabilities	123
Financial position	12, 24
Financial statements	53, 65
Financial strategy	44

G

Glossary	155
Governance bodies	152

H

Human Resources Committee	55, 153

I

Impairment	82
Impairment testing	86
Income statements	27, 29, 68, 93
Independent Auditors’ Report	67
Indices	48, 61
Innovation and growth	143, 146

Index	Bayer Annual Report 2004 159

Intangible assets	82, 101
Interest expense	96
Interest rate risk	38, 131, 133
Inventories	84, 103
Investments	24, 83, 103
Investor relations	51

K

Key data by segment and region	72
Key performance indicators	61

L

LANXESS	21, 41, 44, 94, 135
Leasing	104
Liquid assets	105

M

Management report	12
Management’s statement of responsibility for financial reporting	66
Market risk	132
Miscellaneous liabilities	126
Mission Statement	142

N

Net expense from investments in affiliated companies	96
Net income	68
Net sales	81, 93

O

Operating environment	14
Organization chart	154
Other non-operating expense	97
Other operating expenses	94
Other operating income	81, 94
Outlook	42

P

Pensions	107
Performance by subgroup	14
Personnel expenses	100
Portfolio	13
Portfolio management	146
Presidial Committee	53, 153
Primary financial instruments	129
Procurement and distribution	30
Property, plant and equipment	82, 102
Proposal for distribution of the profit	29
Provisions	85, 107, 113, 116

R

R&D expenditures	81, 93
Receivables	104
Regions	22, 72
Remuneration of the Board of Management	52, 137
Remuneration of the Supervisory Board	55, 137
Research and development	32
Responsible Care	38, 60
Risk management	36

S

Sales	81, 93
Scope of consolidation	87
Segments	14, 72
Segment reporting	72, 135
Selling expenses	93
Share price	48
Stock programs	53, 114
Stockholders’ equity	105
Strategy	42, 44, 144
Subsequent events	41
Supervisory Board	49, 52, 55, 57, 37, 138, 152
Sustainability	60, 147
Sustainable agriculture	61
Sustainable development	60

T

Taxes	97
Ten-year financial summary	Back flap
Trade accounts payable	126
Trade accounts receivable	104

U

UNEP	62

V

Value-added	29
Value management	23, 146

Financial Calendar	Bayer Annual Report 2004

Financial Calendar

Spring Financial News Conference
Tuesday, March 15, 2005

Spring Investor Conference
Wednesday, March 16, 2005

Annual Stockholders’ Meeting 2005
Friday, April 29, 2005

Payment of Dividend
Monday, May 2, 2005

First-Quarter Results
Tuesday, May 10, 2005

Investor Conference Call
Tuesday, May 10, 2005

Second-Quarter Results
Wednesday, August 10, 2005

London Investor Conference
Wednesday, August 10, 2005

Fall Financial News Conference
Wednesday, November 9, 2005

Investor Conference Call
Wednesday, November 9, 2005

Annual Stockholders’ Meeting 2006
Friday, April 28, 2006

Payment of Dividend
Tuesday, May 2, 2006

Imprint

Publisher
Bayer AG,
51368 Leverkusen, Germany

Editor
Ute Bode,
phone + 49 214 30 58992
E-mail: ute.bode.ub@bayer-ag.de

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Investor Relations
Peter Dahlhoff, phone + 49 214 30 33022
E-mail: peter.dahlhoff.pd1@bayer-ag.de

Date of publication
March 15, 2005

Bayer on the Internet
www.bayer.com

ISSN 0343/1975

Forward-Looking Statements

This Annual Report contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects”or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Annual Report.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Johannes Dietsch
	Name:	Mr. Johannes Dietsch
	Title:	Head of Finance

By:	/s/ Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: March 18, 2005